As confidentially submitted to the Securities and Exchange Commission on November 1, 2021.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Pre-Effective Amendment No. 1 to FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

___________________

Nexalin Technology, Inc.

(Exact name of registrant as specified in its charter)

Nevada	3845	27-5566468
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1776 Yorktown, Suite 550

Houston, TX 77056

(713) 660-1100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mark White

Chief Executive Officer

Nexalin Technology, Inc.

1776 Yorktown, Suite 550

Houston, TX 77056

(281) 830-8900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin Siegel, Esq. Warshaw Burstein, LLP 575 Lexington Avenue New York, NY 10022 Telephone: (212) 984-7741	Andrew M. Tucker, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue NW, Suite 900 Washington, D.C. 20001 Telephone: (202) 689-2987

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. 

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. 

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company.

See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. 

___________________

CALCULATION OF REGISTRATION FEE

Title of Securities being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $0.001 per share	$	$

(1)

Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

___________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2021

PRELIMINARY PROSPECTUS

           Shares

Common Stock

_______________

This is the initial public offering of shares of common stock of Nexalin Technology, Inc. We are selling                     shares of our common stock. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $              and $              per share. We have applied to list our common stock on The Nasdaq Capital Market under the symbol “NXL.”

We are an “emerging growth company” under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Certain of our stockholders (or their affiliates), including those affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $              shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer, or no shares in this offering to these entities, or these entities may determine to purchase more, fewer, or no shares of common stock in this offering.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page [•] of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted the underwriters a 30-day option to purchase up to              additional shares of common stock from us to cover over- allotments at the initial public offering price, less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us with be $              and the total proceeds to us, before expenses, will be $             .

The underwriters expect to deliver the shares of common stock on or about              , 2021.

Sole Book-Running Manager

Maxim Group LLC

The date of this prospectus is              ,       2021.

Neither we nor the underwriters have authorized anyone to provide you with information that is different from, or in addition to, that contained in this prospectus, any amendment or supplement to this perspective or any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we nor the underwriters take responsibility for, and can provide no assurances as to the reliability of, any other information others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or in any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

Until and including    , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus are required to inform themselves about, and to observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

ABOUT THIS PROSPECTUS

On [•], 2021, we completed the corporate reorganization described under the section titled “Corporate Reorganization,” pursuant to which our existing shareholders exchanged their shares in Nexalin Technology, Inc., a Nevada corporation (“Nexalin Nevada”) for the same number and classes of newly issued shares in the newly incorporated Delaware company of the same name, Nexalin Technology, Inc. (“Nexalin,” “Nexalin Technology” or “Nexalin Technology, Inc.”) and, as a result, Nexalin Nevada became a wholly owned subsidiary of Nexalin. Nexalin had nominal assets and liabilities and did not conduct any operations prior to the reorganization other than its incorporation.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Nexalin,” “Nexalin Technology,” “the Company,” “we,” “us” and “our” refer to (i) Nexalin Nevada, prior to the completion of the corporate reorganization discussed herein, and (ii) Nexalin Technology, after the completion of such corporate reorganization.

References in this prospectus to “ordinary shares” refer to the historic share capital of Nexalin Nevada prior to the completion of the corporate reorganization. All references to “common stock” refer to the capital structure of Nexalin upon completion of the corporate reorganization.

Upon this completion of the corporate reorganization on [•], 2021, the historical consolidated financial statements of Nexalin Nevada became the historical consolidated financial statements of Nexalin, the entity whose shares of common stock are being sold in this offering, though such historical financial data do not give effect to the corporation reorganization. We expect that the corporate reorganization will not have a material effect on our financial statements.

Except as otherwise indicated or the context otherwise requires, all information included in this prospectus is presented giving effect to the corporate reorganization. See the section titled “Corporate Reorganization” for more information.

We have proprietary rights to a number of trademarks and tradenames used in this prospectus which are important to our business, including Nexalin® and the Nexalin logo. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames. This prospectus may also contain trademarks, service marks, tradenames and copyrights of other companies, which are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus including the “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Industry Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements in each case included in this prospectus.

Overview

We design and develop innovative neurostimulation products to uniquely and effectively help combat the ongoing global mental health epidemic. Through our existing “Gen-1” device, we provide an FDA-cleared, easy-to-administer treatment that utilizes bioelectronic medical technology to safely and successfully treat anxiety and insomnia, without the need for drugs or psychotherapy. Our Gen-1 device is classified by the FDA as a Class II device.

All our products are non-invasive and undetectable and, critically, can provide relief to those afflicted with mental health issues without adverse side effects. Moreover, our proprietary design of varying voltages, currents, electromagnetic fields and various frequencies—referred to collectively as waveform—particularly our proprietary, patented symmetrical alternating current waveform, based on responses from our clinical providers, has proven to be highly effective in stimulating a positive response from the mid-brain structures associated with various mental health disorders and distinguishes our devices from all comparable neurostimulation technologies currently available. Our devices generate a high frequency, charge balanced electrical current waveform that is applied to an array of electrodes on the head. The features of this waveform make the application of the stimulation undetectable to the human body and this technique is proprietary to our devices, which enables the use of a higher current than all other devices in the market. Our design of an advanced waveform that is safely administered to the human brain is the basis of our treatment and our continuing evolution.

As aforementioned, we currently sell a medical device to medical professionals which is administered by them to patients in a clinical setting and which emits our original waveform at 4 milliamps during treatment—referred to as Generation 1 or Gen-1. This device has been cleared in the United States to treat anxiety and insomnia, two prevalent and serious diseases. Prior to a regulatory change, our Gen-1 device was also used to treat depression. We have already begun designing and developing new advanced waveform technology to be emitted at 15 milliamps through our existing medical device improved with a modern enclosure—referred to as Generation 2 or Gen-2—which can penetrate deeper into the brain and the associated structures of mental illness, which we believe will generate enhanced patient response. Gen-2 is presently being tested in clinical trials, for anxiety, insomnia and depression in the United States and China, and preliminary data provided by the University of California San Diego supports the safety of utilizing our waveform technology at an increased power.

We are also currently designing clinical trials for the use of Gen-2 for the treatment of substance use disorders and particularly substance abuse issues related to opiates, chronic pain, Alzheimer’s disease and dementia. In part due to increasing incidence attributed to the devastating impacts of the COVID-19 pandemic, mental health and cognitive disorders are widespread across the globe and cause substantial health, social and economic losses and hardships accordingly. Our focus is on the continued development of our innovative bioelectronic medical technologies and rapid regulatory approval to help reverse these losses and hardships by safely and effectively treating various mental health disorders.

Beginning in the fourth quarter of 2021, we will begin designing and implementing two new clinical trials on our Gen-2 15 milliamp device for the treatment of anxiety and insomnia. Additionally, we will design a new clinical trial strategy with our new Gen-2 device at 15 milliamps for the treatment of major depressive disorder (MDD). Our regulatory team will schedule a “pre-sub” meeting with the FDA to begin soliciting guidance on the new PMA for the treatment of depression.

We recognize that an additional barrier to treatment in today’s mental health treatment landscape—beyond the concerns about safety, efficacy and discomfort that have been associated with conventional mental health treatments such as drugs, psychotherapy and other forms of electrical stimulation—is stigma. Therefore, we are developing a new headset design to emit our waveform technology which will offer medical professionals the opportunity to prescribe the headset device for use in a patient’s home—referred to as Generation 3 or Gen-3—to increase access to mental health treatment. We believe that in order to preserve product safety and integrity in the United States, the headset device will require physician oversight including prescriptions for use, monthly authorization for continued patient use and monthly physician monitoring through our digital management platform.

According to Infinium Global Research, the global neurostimulation devices market is projected to grow from approximately $4.7 billion in 2018 to approximately $9.8 billion for a CAGR of 10.9% from 2019-2025. There are several drivers of this growth. First, many mental health disorders are treated with psychotherapy or pharmaceutical intervention and have limited efficacy and, in the case of the latter increased awareness of the side effects of medication. Second, the rising number of geriatric patients, particularly with respect to Alzheimer’s disease, will increase demand for mental health treatments. Third, increased diagnosis of cases of anxiety, depression and various other mental health disorders in all age populations will contribute to the market development. Doctors and patients will seek effective, safer and more cost-effective alternatives to current care standards. Advancements in neurostimulation techniques, such as those we are developing, will provide safe and effective treatment options that address irregularities in the brain’s functional health. These functional brain health issues are believed to be the underlying cause of many mental health disorders and chronic diseases.

Overall, we believe that sustained growth in the sale and use of our existing Gen-1 device in combination with our advanced waveform, technological upgrades and the development of a modern headset monitored with our IT management platform, evidenced in our Gen-2 and Gen-3 devices, will position us to disrupt the traditional mental health treatment model. The stigma of expensive psychotherapy or pharmaceutical medication with side effects and dependency issues will be replaced with clinically proven, safe and cost-effective technology that is undetectable to the patient during treatment.

Market and Industry Background

Historically, pharmaceutical solutions have been the first line of treatment for those who suffer from anxiety, insomnia, depression, and other mental health disorders. Beginning in 1950, for patients that were not responding to medication, ECT, also called “shock therapy,” became available. Over time, researchers began to look at alternative ways to inject electricity into the human brain. One such method was via implantable neurostimulators that required invasive surgery procedures associated with high cost and high risk. Implantable devices became the potential solution for those who would not take or could no longer take pharmaceuticals. The interest in electricity continued with the creation of small handheld devices powered by a direct current (DC) battery that the consumer could buy without any medical supervision. Clinical versions of DC stimulators, known as transcranial direct current stimulation (tDCS), were developed by researchers; many of these devices are still in research settings without industry support.

In 1992, a new neurostimulation technique emerged called trans-cranial magnetic stimulation (TMS). This technique evolved into repetitive trans-cranial magnetic stimulation (rTMS), which utilized repetitive magnetic pulse energy to stimulate the brain of patients struggling with depression. The American pharmaceutical industry embraced and funded this technology. The FDA cleared rTMS only for patients who had failed to respond to anti-depressants. Side effects, high cost and moderate efficacy continue to burden this technology sector.

Both insurance companies and healthcare providers are looking for alternative ways to decrease costs while still providing safe and effective treatments. Again, according to Infinium Global Research, the global neurostimulation devices market is projected to grow from approximately $4.7 billion in 2018 to approximately $9.8 billion for a CAGR of 10.9% from 2019-2025.

Chinese Market

In September 2018, we entered into an agreement with Wider Come Limited, a company formed under the laws of China (“Wider”), pursuant to which we and Wider shall form a joint venture entity to be domiciled in Hong Kong (the “Joint Venture”). The Joint Venture will be formed following the completion of certain funding, clinical study, and publication milestones, which Wider has undertaken. Following its formation, the Joint Venture will design and implement a comprehensive business model and distribution plan for our devices in China, Hong Kong, Macau and Taiwan. The first phase of distribution in China includes implementation of a sales strategy by Wider for mainland China and other territories serviced by Wider. In September 2021, the China National Medical Products Administration (NMPA), the equivalent of the United States FDA, granted clearance for sale of the 15 milliamps power parameters in China. No other regulatory of governmental approvals are required for the sale of our devices by Wider in China, Hong Kong, Macau and Taiwan. When the Joint Venture is formed and Wider completes sales of our devices in China, there are no regulatory or other restrictions that would restrict either (i) the transfer from China of any proceeds resulting from such sales by Wider to the Joint Venture in Hong Kong, other than standard compliance with China’s State Administration of Foreign Exchange policies, or (ii) our receipt of our share of such proceeds from Hong Kong to us in the United States. We expect to consummate the formation of the Joint Venture in the fourth quarter of 2021.

Risks Associated with Our Business

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:

•

We have incurred significant losses since our inception. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. If we do achieve profitability, we may not be able to sustain it;

•

We have a limited operating history, which may make it difficult for you to evaluate our current business and predict our future success and viability;

•

We currently rely on our existing Gen-1 device, which can only be marketed in the United States for use with anxiety and insomnia and which emits our original waveform only at 4 milliamps during treatment. If we are not successful in enhancing awareness of our technologies and existing and future products, driving adoption across our current target population and expanding the population of eligible patients, our business will be negatively affected;

•

We depend to a large degree on the success of our existing and future products, some of which are in clinical development but have not completed advanced clinical trials. If we lose our exiting or cannot obtain future regulatory approval for and successfully commercialize one or more of our products or if we experience significant delays in doing so, we may never become profitable;

•

Public health threats, including those related to COVID-19, could adversely impact our operations and especially our research and development efforts;

•

Our reliance on third parties to provide us with supplies to produce our products, to assist in future approved product manufacturing and/or distribution and to provide reimbursement for our products, may result in increased costs, shortages, delays or interruptions in the supply of our products for our clinical trials and approved products for our consumers. Further, arrangements entered into with third-party collaborators to help us develop and commercialize our products expose us to various risks if they fail to perform in accordance with our expectations or at all;

•

Our commercial success will continue to depend on attaining significant market acceptance of our technologies and existing and future products among healthcare providers, physicians, clinicians, patients, and third-party payors. If we are unable to successfully achieve substantial market acceptance and adoption of our technologies and existing and future products, our business would be harmed;

•

If adequate reimbursement remains unavailable in connection with the use of our products and for healthcare providers, physicians and clinicians to provide services for patients treated with our products, it could diminish our sales or affect our ability to sell our products profitably;

•

If we are not able to recruit and retain qualified management and scientific personnel, we may fail in developing our technologies and products;

•

If we are unable to obtain, maintain and protect our intellectual property rights for our technologies and our products, or if our intellectual property rights are inadequate, our competitive position could be harmed, and our ability to continue clinical trials and commercially market products could be adversely affected;

•

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties; if one or more third parties were to assert that we infringe their patents or are otherwise employing their proprietary technology without authorization, it could impair our ability to commercialize our products and otherwise significantly harm our business;

•

Our foreign operations pose additional risks, including obtaining approval from foreign regulatory authorities, or with respect to FDA accepting data from trials conducted in foreign jurisdictions;

•

We may face difficulties relating to compliance with various laws, including those relating to health and safety, and from changes to current and future legislation, both in the U.S. as well as in other foreign jurisdictions where we may be operating;

•

Our collection, use, storage, disclosure, transfer and other processing of sensitive and personal information could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices, which may harm our business; and

•

the other factors described in “Risk Factors.”

Furthermore, our accompanying unaudited condensed consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2021, we had a significant accumulated deficit of approximately $68,300,000 and working capital deficit of approximately $1,617,000. For the six months ended June 30, 2021, we had a loss from operations of approximately $3,700,000 and negative cash flows from operations of approximately $428,000. The Company’s operating activities consume the majority of its cash resources. We will continue to promote our services to existing and potential customers, but we anticipate that we will continue to incur operating losses as we execute our development plans through 2023, as well as other potential strategic and business development initiatives. In addition, we have had and expect to have negative cash flows from operations, at least into the near future. The Company previously funded these losses primarily through the sale of equity and issuance of convertible notes. The accompanying unaudited consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Management intends to raise significant funds through this proposed Initial Public Offering. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in its viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon our ability to further implement our business plan and raise additional funds through the Initial Public Offering or otherwise.

Although no assurances can be given as to our ability to deliver on our revenue plans or that unforeseen expenses may arise, management believes that the revenue to be generated from operations, together with the potential closing of the Initial Public Offering in the near term, will provide the necessary funding for us to continue as a going concern. Management cannot guarantee any such Initial Public Offering will be available on favorable terms. As such, these matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this filing. If adequate funds are not available on acceptable terms, or at all, we will need to curtail operations or cease operations.

Corporate Information

We were originally formed as a Nevada corporation on October 19, 2010 as Nexalin Technology, Inc. On [•], 2021, we completed the corporate reorganization described under the section titled “Corporate Reorganization,” pursuant to which our existing shareholders exchanged their shares in Nexalin Nevada for the same number and classes of newly issued shares in the newly incorporated Delaware company of the same name, Nexalin Technology, Inc. Our principal executive offices are located at 1776 Yorktown, Suite 550, Houston, Texas 77056. Our phone number is (281) 830-8900. Our website address is www.nexalin.com. We do not incorporate the information on or accessible through our website into this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from some of the reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosures in this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•

not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•

reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•

exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least twelve months and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us:	shares

Common stock to be outstanding immediately following this offering:	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares from us:

We have granted the underwriters a 30-day option to purchase up to an aggregate of       additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Use of proceeds:

We estimate that we will receive net proceeds from this offering of approximately $       million, or approximately $       million if the underwriters exercise their option to purchase additional shares in full, assuming an a initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash, to, among other things, fund the research and development of our technologies and products and for working capital and other general corporate purposes. See “Use of Proceeds” below.

Dividend policy:	We do not currently intend to pay dividends on our common stock.

Risk factors:

An investment in our common stock involves a high degree of risk. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included in this prospectus, before investing in our common stock before deciding to invest in shares of our common stock.

Proposed Nasdaq Capital Market Symbol:

“NXL” – We intend to apply to list our common stock on The Nasdaq Capital Market under the symbol “NXL.” We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.

Certain of our stockholders (or their affiliates), including those affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $           shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to these entities, or these entities may determine to purchase more, fewer or no shares of common stock in this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 88,124,701 shares of common stock outstanding as of June 30, 2021, and excludes the following:

•

816,000 warrants with an exercise price of $0.50 per share; and

•

shares to be issued to U.S. Asian Consulting Group, LLC to hold 15% of the total outstanding shares immediately prior to this offering as consideration for waiving previous anti-dilution rights.

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•

no exercise by the underwriters of their option to purchase up to            additional shares of common stock in this offering.

SUMMARY FINANCIAL DATA

In the tables below, we provide you with our summary consolidated financial data for the periods indicated. We have derived the following summary of our consolidated statement of operations data for the year ended December 31, 2020, and the balance sheet data as of December 31, 2020, from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the following summary of our consolidated statement of operations data for the six months ended June 30, 2021 and 2020, and the balance sheet data as of June 30, 2021, from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.

You should read this summary consolidated financial data together with our consolidated financial statements and related notes to those statements, as well as the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Revenue	$242,914	$207,383	$64,096	$173,505
Cost of revenue	29,039	61,813	13,142	10,748
Gross profit	213,875	145,570	50,954	162,758

Operating expenses	3,509,329	1,633,405	3,696,617	2,311,901

Loss from operations	(3,295,454)	(1,487,835)	(3,645,663)	(2,149,143)

Other expense	(108,032)	(3,533,355)	36,705	39,652

Net loss	$(3,403,486)	$(5,021,190)	$(3,682,368)	$(2,188,795)

Weighted-average common shares o/s, basic and diluted	71,665,615	60,909,306	79,151,987	65,875,892
Basic and diluted net loss per common share	$(0.05)	$(0.08)	$(0.05)	$(0.03)

	As of December 31, 2020	As of June 30, 2021 (Unaudited)
	Actual	Actual	As Adjusted(1)(2)
Balance Sheet Data:
Cash	$78,436	$307,946	$
Working capital deficit(3)	$(1,449,667)	$(1,616,674)	$
Total assets	$118,461	$359,046	$
Total liabilities	$1,708,791	$2,090,265	$
Accumulated deficit	$(64,613,520)	$(68,295,888)	$
Total deficit	$(1,590,330)	$(1,731,219)	$

(1)

The as adjusted balance sheet data gives effect to the issuance and sale of common stock in this offering at an assumed initial public offering price of $________ per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $ _________ per shares, would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets, and total equity by approximately $ _________ million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of _________ shares offered by us at the assumed initial public offering price of $_________ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) as adjusted cash and cash equivalents, working capital, total assets, and total equity by approximately $ _________ million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(3)	We define working capital as current assets less deferred offering costs and less current liabilities.

RISK FACTORS

Investing in our common stock is speculative and involves a high degree of risk including the risk of a loss of your entire investment. Before you invest in our common stock, you should carefully consider the following risk factors. These risk factors contain, in addition to historical information, forward looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. The occurrence of any of the adverse developments described in the following risk factors and in the documents incorporated herein by reference could materially and adversely harm our business, financial condition, results of operations or prospects. In such event, the value of our common stock could decline, and you could lose all or a substantial portion of the money that you pay for our common stock. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material, and these risks and uncertainties could result in a complete loss of your investment. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus (as supplemented or amended).

Risks Related to Our Financial Position and Capital Needs

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

We are a Delaware corporation with a limited operating history. We have funded our operations to date primarily with proceeds from the sale of our stock.

We have devoted substantially all our financial resources and efforts to research and development, including preclinical studies and clinical trials. We are still in the early stages of development of our products. Currently, we market a first-Generation medical device cleared by the U.S. Food and Drug Administration (“FDA”) for the treatment of anxiety and insomnia. We are presently amending our previous application under Section 510(k) of the Federal Food, Drug and Cosmetic Act (“510(k) Application”) for such treatment of anxiety and insomnia in accordance with the FDA reclassification ruling in December 2019. We have begun to structure the special control clinical trials for anxiety and insomnia at the University California San Diego required for the amendment of our 510(k) Application. We are additionally developing a second-Generation medical device that has not completed development or regulatory filings with the FDA.

Relatedly, we expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may ﬂuctuate substantially from quarter to quarter and year to year. We anticipate that our expenses will increase significantly as we:

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continue our ongoing and planned preclinical and clinical development of our existing and next Generation products;

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initiate preclinical studies and clinical trials for any additional products that we may pursue in the future;

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seek to discover and develop additional treatment indications;

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seek regulatory approvals for any products that successfully complete clinical trials;

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ultimately establish sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product for which we may obtain regulatory approval and intend to commercialize on our own;

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maintain, expand and protect our intellectual property portfolio;

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hire additional clinical, scientific, manufacturing and controls personnel;

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add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and

•

incur additional legal, accounting and other expenses associated with operating as a public company.

To become and remain profitable, we and our collaborators must succeed in developing and eventually commercializing future and existing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our products and preclinical program, obtaining regulatory approval, manufacturing, marketing and selling any products for which we may obtain regulatory approval, as well as discovering and developing additional products. Again, we are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials or the development of any of our products, our expenses could increase.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our common stock and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our common stock could also cause you to lose all or part of your investment.

The report of our independent registered public accounting firm included a “going concern” explanatory paragraph prior to this offering.

Our accompanying unaudited condensed consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2021, we had a significant accumulated deficit of approximately $68,300,000 and working capital deficit of approximately $1,617,000. For the six months ended June 30, 2021, we had a loss from operations of approximately $3,700,000 and negative cash flows from operations of approximately $428,000. The Company’s operating activities consume the majority of its cash resources. We will continue to promote our services to existing and potential customers but anticipate that we will continue to incur operating losses as we execute our development plans through 2023, as well as other potential strategic and business development initiatives. In addition, we have had and expect to have negative cash flows from operations, at least into the near future. The Company previously funded these losses primarily through the sale of equity and issuance of convertible notes. The accompanying unaudited consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Management intends to raise significant funds through this proposed offering. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in its viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon our ability to further implement our business plan and raise additional funds through this offering or otherwise.

Although no assurances can be given as to our ability to deliver on our revenue plans or that unforeseen expenses may arise, management believes that the revenue to be generated from operations, together with the potential closing of this offering in the near term, will provide the necessary funding for us to continue as a going concern. Management cannot guarantee any such offering will be available on favorable terms. As such, these matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this filing. If adequate funds are not available on acceptable terms, or at all, we will need to curtail operations or cease operations.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced active operations in 2010, and our operations to date have been largely focused on raising capital, identifying and developing our products and preclinical program, broadening our expertise in the development of our products and undertaking preclinical studies and conducting early-stage clinical trials. Currently, we market a first-Generation medical device cleared by the FDA for the treatment of anxiety and insomnia. We are presently amending our previous 510(k) Application for such treatment of anxiety and insomnia in accordance with the FDA reclassification ruling in December 2019. We are additionally developing a second-Generation medical device that has not completed development or regulatory filings with the FDA. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to ﬂuctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We may require substantial additional funding to meet our financial needs and to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to delay, reduce or altogether cease our product development programs or commercialization efforts.

We are currently not cash flow positive and do not expect to be cash flow positive until 2023. While we believe that the net proceeds from this offering and the use of such net proceeds described elsewhere in this report will enable us to fund our operating expenses and capital expenditure requirements through calendar year 2023, we may still need to obtain substantial additional funding in connection with our continuing operations and planned activities. Our future capital requirements will depend on many factors, including:

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the timing, progress and results of our ongoing clinical trials of our products;

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the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other products that we may pursue;

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the number and development requirements of other products that we may pursue;

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our ability to establish collaborations on favorable terms, if at all;

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the costs, timing and outcome of regulatory review of our products;

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the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our products for which we receive marketing approval;

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the revenue, if any, received from commercial sales of our products for which we receive marketing approval;

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the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

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the costs of operating as a public company.

Identifying potential products and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to continue our regulatory approvals and achieve product sales. In addition, our products, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that are currently cleared under FDA review. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or altogether cease our research and development programs or future commercialization efforts.

Raising additional capital may cause dilution to our stockholders, including purchasers of shares of our common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or products.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or products or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market products that we would otherwise prefer to develop and market ourselves.

Risks Related to the Development of Our Products and Preclinical Program

We depend to a large degree on the success of our existing and future products, some of which are in clinical development but have not completed advanced clinical trials. If we lose our existing or cannot obtain future regulatory approval for and successfully commercialize one or more of our products or if we experience significant delays in doing so, we may never become profitable.

The success of our products and preclinical program will depend on several additional factors, including:

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successful completion of preclinical studies and requisite clinical trials;

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performing preclinical studies and clinical trials in compliance with the FDA or any comparable regulatory authority requirements;

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receipt of marketing approvals from applicable regulatory authorities;

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the ability of collaborators to manufacture sufficient quantity of product for development, clinical trials or potential commercialization;

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obtaining and maintaining patent, trademark and trade secret protection, and regulatory exclusivity for our products and preclinical program;

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making arrangements with third parties for manufacturing capabilities;

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launching commercial sales of products, if and when approved, whether alone or in collaboration with others;

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acceptance of the therapies, if and when approved, by healthcare providers, physicians, clinicians, patients and third-party payors;

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competing effectively with other therapies;

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obtaining and maintaining healthcare coverage and adequate reimbursement; and

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protecting our rights in our intellectual property portfolio.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our products, which would harm our business.

Our products and product candidates may be subject to reclassification by the FDA, and a change in the classification may have an adverse impact on our revenues or our abilities to obtain necessary regulatory approvals.

Originally, our technology was cleared for the treatment of anxiety, depression and insomnia. Each treatment indication with this technology was classified as class three from a risk tolerance standpoint at the FDA. In December of 2019, the FDA passed a new ruling that separated anxiety and insomnia from the treatment of depression. Anxiety and insomnia were reclassified as class two medical devices and require special control trials to be initiated, as well as the filing of a new 510(k). The FDA left the treatment of depression for cranial stimulation as a class three high risk device. In order to receive approval for treatment for depression, a new pre-market application will be required for this indication. We decided not to pursue a depression indication for our Gen-1 device at such time.

Any further such reclassification by the FDA of an indication from a certain class of device to another during our development or post-commercialization for that indication could have a significant adverse impact due to the more rigorous and lengthy approval process required for a higher risk class medical device. Such a change in classification can significantly increase development costs and prolong the time for development and approval, thus delaying revenues. A reclassification of an indication after approval from a certain class of device to another could result in a change in classification for reimbursement, and there could be a significant negative impact on our revenues relatedly.

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Our products may fail to show the desired safety and efficacy in all clinical trials.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate, continue or complete clinical trials of any product candidate that we develop if we and our collaborators are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other comparable regulatory authority. We have limited experience enrolling patients in our clinical trials and cannot predict how successful we will be in enrolling patients in future clinical trials.

Public health threats, including those related to the novel strain of coronavirus, SARS-CoV-2 (which causes the disease now called COVID-19), have had, and could continue to have an adverse effect on our operations.

Public health threats have, and could continue to, adversely affect our ongoing or planned research and development activities. In particular, SARS-CoV-2, which causes the disease now called COVID-19, was first reported to have surfaced in Wuhan, China in December 2019, and has since spread globally, including to every state in the United States. On January 31, 2020, the Secretary of Health and Human Services (HHS) issued a Public Health Emergency determination in response to the spread of COVID-19. A Public Health Emergency determination remains in effect for 90 days and can be renewed for additional 90-day periods, which the Secretary of HHS has since done multiple times. The outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly.

The COVID-19 pandemic has delayed our clinical trials and our receipt of marketing approvals from the FDA. Such pandemic also might have reduced, and continue to reduce, participation in our clinical trials, due to both travel restrictions and a general unwillingness of subjects to travel. We cannot presently predict the scope and severity of any other potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, regulators and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

Relatedly, the spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis. Such events may result in a period of business and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus or treat its impact, among others.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct the clinical trials for our products, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with applicable regulatory requirements.

We rely on third parties, such as research institutions, to conduct our clinical trials. Our reliance upon research institutions, including hospitals, clinics and academics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreement with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to quickly replace the research institution with another qualified institution on acceptable terms. Even if we do replace the institution, we may incur additional costs to conduct the trial at the new institution. We may not be able to secure and maintain suitable research institutions to conduct our clinical trials.

We rely on a collaboration with a third party for the quality assurance of our products, and we may seek additional collaborations in the future. If those collaborations are not successful, we may not be able to capitalize on the market potential of these products.

We are a party to a quality assurance agreement with a third party for the quality assurance of our products, and may enter into additional collaborations in the future. We are dependent upon the success of our current and any future collaborators in performing their responsibilities in connection with the relevant collaboration. If we fail to maintain these collaborative relationships for any reason, we would need to perform the activities that we currently anticipate would be performed by our collaborators on our own at our sole expense. This could substantially increase our capital needs, and we may not have the capability or financial capacity to undertake these activities on our own, or we may not be able to find other collaborators on acceptable terms, or at all. This may limit the programs we are able to pursue and result in significant delays in the development, sale and manufacture of our product candidates and products, and may have a material adverse effect on our business, financial condition and results of operations.

Our dependence upon our current and potential future collaborations exposes us to a number of risks, including that our collaborators (i) may fail to cooperate or perform their contractual obligations, including financial obligations, (ii) may choose to undertake differing business strategies or pursue alternative technologies or (iii) may take an opposing view regarding ownership of clinical trial results or intellectual property.

Due to these factors and other possible events, we could suffer delays in the research, development or commercialization of our product candidates and future products or we may become involved in litigation or arbitration, which could be time consuming and expensive. We additionally may be compelled to split revenue with our collaborators, which could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to the Commercialization of Our Products

Even if any of our products receives marketing approval, it may fail to achieve the degree of market acceptance by healthcare providers, physicians, clinicians, patients, third-party payors and others in the medical community necessary for commercial success.

The degree of market acceptance of our products, if approved for commercial sale, will depend on a number of factors, including:

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the efficacy and potential advantages compared to alternative treatments;

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the potential and perceived advantages and disadvantages of the products, including cost and clinical benefit relative to alternative treatments;

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the convenience and ease of administration compared to alternative treatments;

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the willingness of the target patient population to try new therapies and of healthcare providers, physicians, and clinicians to prescribe these therapies;

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acceptance by healthcare providers, physicians, clinicians, patients, operators of hospitals, including in-hospital formularies, and treatment facilities and parties responsible for coverage and reimbursement of the product;

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the availability of coverage and adequate reimbursement by third-party payors and government authorities;

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the ability to manufacture our product in sufficient quantities and yields;

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the strength and effectiveness of marketing and distribution support;

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the prevalence and severity of any side effects;

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limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;

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the approval of other new products for the same indications; and

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the timing of market introduction of the approved product as well as competitive products.

Any failure by any of our existing or future products that obtain regulatory approval to achieve market acceptance or commercial success would have a material adverse effect on our business prospects.

We may eventually compete for product sales with other companies, many of which will have greater resources or capabilities than we have, or may succeed in developing better products or in developing products more quickly than we do, and we may not compete successfully with them.

Our industry is competitive and has been evolving rapidly with not only existing treatment options, but also the introduction of new technologies and products as well as the market activities of industry participants. We compete or may eventually compete with other companies and organizations that are marketing or developing therapies for our targeted disease indications, based on traditional pharmaceutical, medical device, or other neurostimulation therapy and technologies.

We also face competition in the neurostimulation field from academic institutions and governmental agencies. Many of our current and potential competitors have greater financial and human resources than we have, including more experience in research and development and more established sales, marketing and distribution capabilities.

We anticipate that competition in our industry will increase. In addition, the health care industry is characterized by rapid technological change, resulting in new product introductions and other technological advancements. Our competitors may develop and market products that render product candidates now or under development by us in the future, or any products manufactured or marketed by us, non-competitive or otherwise obsolete.

Coverage and adequate reimbursement may not be available for our current or any future products, which could make it difficult for us to sell profitably, if approved.

Market acceptance and sales of any products that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any products that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and adequate reimbursement for the product. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each payor determines whether it will provide coverage for a therapy, what amount it will pay for the therapy and on what tier of its list of covered products, or formulary, it will be placed. The position on a payor’s formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly inﬂuence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, and providers are unlikely to prescribe our products, unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of our products and their administration.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and limited reimbursement for medications and certain treatments utilizing digital technologies. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future products that we develop.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our products in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our products or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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reduced resources of our management to pursue our business strategy;

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decreased demand for any products or products that we may develop;

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injury to our reputation and significant negative media attention;

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withdrawal of clinical trial participants;

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initiation of investigations by regulators;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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significant costs to defend the resulting litigation;

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substantial monetary awards paid to clinical trial participants or patients;

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loss of revenue; and

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the inability to commercialize any products that we may develop.

We currently hold $1 million in product liability insurance coverage in the aggregate, with a per incident limit of $1 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Business and Managing Our Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of any of our products, commercialization, manufacturing and sales and marketing personnel, will be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of June 30, 2021, we had two full-time employees and six consultants. As the clinical development of our products progresses, we also expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, product development and regulatory affairs, including a sales and marketing team for our existing products. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Significant disruptions of our information technology systems or data security incidents could result in significant financial, legal, regulatory, business and reputational harm to us.

We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. In the ordinary course of our business, we collect, store, process and transmit large amounts of sensitive information, including intellectual property, proprietary business information, personal information and other confidential information. It is critical that we do so in a secure manner to maintain the confidentiality, integrity and availability of such sensitive information. We have also outsourced elements of our operations, including elements of our information technology infrastructure, to third parties and, as a result, we manage a number of third-party vendors who may or could have access to our computer networks or our confidential information. In addition, many of those third parties in turn subcontract or outsource some of their responsibilities to other third parties. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the accessibility and distributed nature of our information technology systems, and the sensitive information stored on those systems, make such systems potentially vulnerable to unintentional or malicious, internal and external attacks on our technology environment. Potential vulnerabilities can be exploited from inadvertent or intentional actions of our employees, third-party vendors, or business partners or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. In addition, the prevalent use of mobile devices increases the risk of data security incidents.

Significant disruptions of our, our third-party vendors’ or our business partners’ information technology systems or other similar data security incidents could adversely affect our business operations and result in the loss, misappropriation and unauthorized access, use or disclosure of, or the prevention of access to, sensitive information, which could result in financial, legal, regulatory, business and reputational harm to us. In addition, information technology system disruptions, whether from attacks on our technology environment or from computer viruses, natural disasters, terrorism, war or telecommunication and electrical failures, could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

There is no way of knowing with certainty whether we have experienced any data security incidents that have not been discovered. While we have no reason to believe this to be the case, attackers have become very sophisticated in the way they conceal access to systems, and many companies that have been attacked are not aware that they have been attacked. Any event that leads to unauthorized access, use or disclosure of personal information, including personal information regarding our patients or employees, could disrupt our business, harm our reputation, compel us to comply with applicable federal and state breach notification laws and foreign law equivalents, subject us to time-consuming, distracting and expensive litigation, regulatory investigation and oversight or mandatory corrective action, require us to verify the correctness of database contents or otherwise subject us to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to us, and result in significant legal and financial exposure and reputational harm. In addition, any failure or perceived failure by us or our vendors or business partners to comply with our privacy, confidentiality or data security-related legal or other obligations to third parties, or any further security incidents or other inappropriate access events that result in the unauthorized access, release or transfer of sensitive information, which could include personally identifiable information, may result in governmental investigations, enforcement actions, regulatory fines, litigation or public statements against us by advocacy groups or others, and could cause third parties, including clinical sites, regulators or current and potential partners, to lose trust in us, or we could be subject to claims by third parties that we have breached our privacy- or confidentiality-related obligations. Moreover, data security incidents and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. While we have implemented security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or security incidents.

If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

From time to time, we may evaluate various acquisitions and strategic collaborations, including licensing or acquiring intellectual property rights, technologies or businesses, as deemed appropriate to carry out our business plan. Any potential acquisition or strategic collaboration may entail numerous risks, including:

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increased operating expenses and cash requirements;

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the assumption of additional indebtedness or contingent liabilities;

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assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

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the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

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retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or products and regulatory approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

Risks Related to Doing Business in China

The medical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our products.

A material portion of our research is expected to be conducted in China through a joint venture, which we believe confers clinical, commercial and regulatory advantages. The medical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. In recent years, the regulatory framework in China regarding the medical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our products in China and reduce the current benefits we believe are available to us from researching our products in China. The People’s Republic of China, or PRC, authorities have become increasingly vigilant in enforcing laws in the medical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China. We believe our strategy and approach are aligned with the PRC government’s regulatory policies, but we cannot ensure that our strategy and approach will continue to be aligned.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws.

We expect to conduct a material portion of our research in China through a joint venture. As a result, it may be difficult for you to effect service of process upon us inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

It may be difficult for you or overseas regulators, such as the Securities and Exchange Commission (SEC), the Department of Justice (DOJ) and other authorities of the United States, to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents and materials needed for regulatory investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no entity or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, and our ability to operate our business, maintain our liquidity and keep our access to capital.

We expect that a portion of our operations will be conducted in China through a joint venture. Accordingly, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past thirty years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the PRC government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operation. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules. As a result, we may not be able to keep ourselves updated with these policies and rules in time. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the conversion of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We may receive part of our revenue in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we would need to obtain approval from SAFE to use cash generated from our operations to pay off any debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may restrict access to foreign currencies for current account transactions in the future. The foreign exchange control system could prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands.

Fluctuation in exchange rates could have a negative effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency or to convert foreign currency into Renminbi.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technologies and products, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies and products similar or identical to ours, and our ability to successfully commercialize our technologies and products may be impaired.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our technologies and products. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability. To protect our proprietary positions, we file patent applications in the United States and abroad related to our novel technologies and products that are important to our business. The patent application and prosecution processes are expensive and time-consuming. We and our current licensees, or any future licensors and licensees may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We or our current licensees, or any future licensors or licensees may also fail to identify patentable aspects of our research and development before it is too late to obtain patent protection. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. If our current licensees, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Any of these outcomes could impair our ability to prevent competition from third parties.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, recent changes in patent laws in the United States, including the America Invents Act of 2011, may affect the scope, strength and enforceability of our patent rights or the nature of proceedings that may be brought by us related to our patent rights.

We may not be aware of all third-party intellectual property rights potentially relating to our current and future our products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, should we own any patents or patent applications in the future, we may not be certain that we were the first to file for patent protection for the inventions claimed in such patents or patent applications. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty. Moreover, we may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, re-examination, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection against competing products or processes sufficient to achieve our business objectives, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. Alternatively, our competitors may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technologies and products, or limit the duration of the patent protection of our technologies and products. In addition, given the amount of time required for the development, testing and regulatory review of new products, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our issued patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, trademarks, copyrights or other intellectual property. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a negative impact on our ability to compete in the marketplace.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could significantly harm our business.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our products and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties.

There is potential for a substantial amount of intellectual property litigation in our industry, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our technology or products, including interference proceedings before the USPTO. Intellectual property disputes arise in a number of areas including with respect to patents, use of other proprietary rights and the contractual terms of license arrangements. Third parties may assert claims against us based on existing or future intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate.

However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have wilfully infringed a patent. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent and trademark protection for our products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our trade secrets. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain licensed technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and preclinical programs and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Regulatory Approval of Our Products and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our products. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize a product candidate.

Our products and the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale, distribution, import, export and reporting of safety and other post-market information, are subject to comprehensive regulation by the FDA and other foreign regulatory agencies. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. Currently, we market a first-Generation medical device cleared by the FDA for the treatment of anxiety and insomnia. We are presently amending our previous 510(k) Application for such treatment of anxiety and insomnia in accordance with the FDA reclassification ruling in December 2019. We are additionally developing a second-Generation medical device that has not completed development or regulatory filings with the FDA. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

In addition, changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical, or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of our products, the commercial prospects for our products may be harmed and our ability to generate revenues will be impaired.

Failure to obtain marketing approval in foreign jurisdictions would prevent our products from being marketed in these territories. Any approval we are granted for our products in the United States would not assure approval of our products in foreign jurisdictions.

To market and sell our products in China and any other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain approval from the FDA. The regulatory approval process outside the United States generally includes all the risks associated with obtaining approval from the FDA. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, failure to obtain approval in one jurisdiction may impact our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

The U.S. FDA, Chinese National Medical Products Administration and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

We have chosen, and may continue to choose, to conduct international clinical trials. The acceptance of study data by the U.S. FDA, Chinese National Medical Products Administration (NMPA) or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the United States population and United States medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to Current Good Clinical Practice requirements; and (3) the FDA is able to validate the data through an on-site inspection or other appropriate means. The FDA may accept the use of some foreign data to support a marketing approval if the clinical trial meets certain requirements. Additionally, the FDA’s clinical trial requirements, including the adequacy of the subject population studied and statistical powering, must be met. Furthermore, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any applicable foreign regulatory authority will accept data from trials conducted outside of its respective jurisdiction. If the FDA, NMPA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval for commercialization in the applicable jurisdiction.

Even if we obtain marketing approvals for our products, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, including the potential requirements to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our products for which we obtain marketing approval. Promotional communications are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements including ensuring quality control and manufacturing procedures, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance.

Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct or failure to comply with applicable regulatory requirements. Misconduct by employees and independent contractors, such as principal investigators, consultants, commercial partners and vendors, could include failures to comply with regulations of the FDA and other comparable regulatory authorities, to provide accurate information to such regulators, to comply with manufacturing standards we have established, to comply with healthcare fraud and abuse laws, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. In addition, federal procurement laws impose substantial penalties for misconduct in connection with government contracts and require certain contractors to maintain a code of business ethics and conduct. It is not always possible to identify and deter employee and independent contractor misconduct, and any precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

Our current and future relationships with healthcare professionals, principal investigators, consultants, customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to penalties.

Healthcare providers, physicians, clinicians, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we research, sell, market and distribute any products for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy and security regulation by the federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid;

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federal civil and criminal false claims laws, including the federal False Claims Act, which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, created under Section 6002 of Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, and its implementing regulations, created annual reporting requirements for manufacturers of products, devices, biologicals and medical supplies for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require companies to comply with voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Further, the ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the ACA provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our future business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and pursue our strategy. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including future collaborators, are found not to comply with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also affect our business.

Recently enacted and future legislation may increase the difficulty and cost for us and our collaborators to obtain marketing approval of and commercialize our products and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent, alter or delay marketing approval of our existing or future products, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. For example, the ACA, which was enacted in the United States in March 2010, includes measures to change health care delivery, decrease the number of individuals without insurance, ensure access to certain basic health care services, and contain the rising cost of care. The healthcare reform movement, including the enactment of the ACA, has significantly changed health care financing by both governmental and private insurers in the United States. With respect to pharmaceutical manufacturers, the ACA increased the number of individuals with access to health care coverage, but it simultaneously imposed, among other things, increased liability for rebates and discounts owed to certain entities and government health care programs, and new transparency reporting requirements under the Physician Payments Sunshine Act. For a detailed discussion of the ACA’s provisions of importance to the pharmaceutical industry, as well as a description of reform legislation passed subsequent to the ACA, see the section titled “Business— Government Regulation—Healthcare Reform Efforts.”

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as efforts to repeal or replace certain aspects of the ACA. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

In addition to the ACA, other federal health reform measures have been proposed and adopted in the United States. For example, legislation has been enacted to reduce the level of reimbursement paid to providers under the Medicare program over time, as well as phase in alternative payment models for provider services under the Medicare program with the goal of incentivizing the attainment of pre-defined quality measures. As these measures are not fully in effect, and since the U.S. Congress could intervene to prevent their full implementation, at this time, it is unclear how payment reductions or the introduction of the quality payment program will impact overall physician reimbursement under the Medicare program. It is also unclear if changes in Medicare payments to providers would impact such providers’ willingness to prescribe and administer our existing or future products, if approved. Further, there has been heightened governmental scrutiny over the manner in which companies set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, review the relationship between pricing and patient programs, and reform government program reimbursement methodologies for products.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our products, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Various new healthcare reform proposals are emerging at the federal and state level. It is also possible that additional governmental action will be taken in response to the COVID-19 pandemic. Any new federal and state healthcare initiatives that may be adopted could limit the amounts that federal and state governments will pay for healthcare products and services, and could harm our business, financial condition and results of operations.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing the provision of anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals owned and operated by the government and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, disgorgement and other sanctions and remedial measures and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

In addition, our products and technology may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products and technology, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products would likely adversely affect our business.

Risks Related to this Offering, Ownership of Our Common Stock and Our Status as a Public Company

An active trading market for our common stock may not develop and you may not be able to resell your shares at or above the initial offering price, if at all.

This offering constitutes the initial public offering of our common stock, and no public market has previously existed for our common stock. We have applied to list our common stock on Nasdaq. Any delay in the commencement of trading of our common stock on Nasdaq would impair the liquidity of the market for the shares and make it more difficult for holders to sell their shares of our common stock. If our common stock is listed and quoted on Nasdaq, there can be no assurance that an active trading market for the shares will develop or be sustained after this offering is completed.

The initial offering price will be determined by negotiations among the lead underwriters and us. Among the factors to be considered in determining the initial public offering price are our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the shares of our common stock will trade at a price equal to or greater than the public offering price.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide ﬂuctuations in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general and the market for companies in our industry in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their shares at or above the price paid for the shares. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

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the commencement, enrollment or results of our planned and future clinical trials;

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the loss of any of our key scientific or management personnel;

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regulatory or legal developments in the United States, China and other countries;

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the success of competitive products or technologies;

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adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;

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changes or developments in laws or regulations applicable to our products and preclinical program;

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changes to our relationships with collaborators, manufacturers or suppliers;

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the results of our testing and clinical trials;

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unanticipated safety concerns;

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announcements concerning our competitors or our industry in general;

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actual or anticipated ﬂuctuations in our operating results;

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changes in financial estimates or recommendations by securities analysts;

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potential acquisitions;

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the results of our efforts to discover, develop, acquire or in-license additional products;

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the trading volume of our common stock on Nasdaq;

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sales of our common stock by us, our executive officers and directors or our stockholders or the anticipation that such sales may occur in the future;

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general economic, political and market conditions and overall ﬂuctuations in the financial markets in the United States or China;

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stock market price and volume ﬂuctuations of comparable companies and, in particular, those that operate in our industry; and

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investors’ general perception of us and our business.

These and other market and industry factors may cause the market price and demand for our common stock to ﬂuctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares of our common stock at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common stock. In addition, the stock market in general, and companies in our industry in particular, have experienced extreme price and volume ﬂuctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming and could divert our management’s attention and our resources. Furthermore, during litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our common stock.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be inﬂuenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our shares could decline if one or more equity research analysts downgrade our shares or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which in turn could cause the trading price or trading volume of our common stock to decline.

If you purchase common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price per share of our common stock is substantially higher than the as adjusted net tangible book value per share. Therefore, if you purchase common stock in this offering, you will pay a price per share that substantially exceeds our as adjusted net tangible book value per share after this offering. Based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $      per share, representing the difference between our as adjusted net tangible book value per share after this offering and the assumed initial public offering price per share. After this offering, we will also have outstanding options to purchase shares of our common stock with exercise prices lower than the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. For further information regarding the dilution resulting from this offering, see the section titled “Dilution” in this prospectus.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

Upon completion of this offering, we will have outstanding         shares of our common stock, based on the number of shares of common stock outstanding as of June 30, 2021. Of these shares, the         shares sold in this offering will be freely tradable, and                 additional shares of our common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between our stockholders and the underwriters. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time, which would allow for earlier sales of shares in the public market.

Additionally, after this offering, the holders of an aggregate of         shares of our common stock, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from inﬂuencing significant corporate decisions and matters submitted to stockholders for approval.

Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in the aggregate, beneficially own approximately         % of our outstanding common stock, based on the number of shares of our common stock outstanding as of June 30, 2021. As a result, these persons, acting together, would be able to significantly inﬂuence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation or sale of all or substantially all of our assets or other significant corporate transactions. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

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delaying, deferring or preventing a change in control;

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entrenching our management and/or the board of directors;

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impeding a merger, consolidation, takeover or other business combination involving us; or

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discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

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establish a classified board of directors such that not all members of the board are elected at one time;

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allow the authorized number of our directors to be changed only by resolution of our board of directors;

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limit the manner in which stockholders can remove directors from the board;

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establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

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require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

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limit who may call stockholder meetings; and

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require the approval of the holders of at least 66.66% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired more than 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, including claims under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

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any derivative action or proceeding brought on our behalf;

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any action asserting a breach of fiduciary duty;

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any action asserting a claim against us or any of our directors, officers, employees or agents arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws;

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any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and

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any action asserting a claim against us or any of our directors, officers, employees or agents that is governed by the internal-affairs doctrine.

Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions. We note that there is uncertainty as to whether a court would enforce such exclusive-forum provision and that provision may result in increased costs for investors to bring a claim.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we do not intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

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not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

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reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile. We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least twelve months and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of The Nasdaq Capital Market, or Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Beginning with our second annual report following our initial public offering, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management will have broad discretion in the application of our cash, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of our products and preclinical program. Pending their use, we may invest our cash, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” for additional information.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid a dividend on our common stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, on our common stock will be your sole source of gains for the foreseeable future. Investors seeking cash dividends should not purchase our common stock in this offering.

Recent and potential future changes to U.S. and non-U.S. tax laws could materially adversely affect our company.

Existing, new or future changes in tax laws, regulations and treaties, or the interpretation thereof, in addition to tax policy initiatives and reforms under consideration in the United States or internationally and other initiatives could have an adverse effect on the taxation of international businesses. Furthermore, countries where we are subject to taxes, including the United States, are independently evaluating their tax policy and we may see significant changes in legislation and regulations concerning taxation. On December 22, 2019, President Trump signed into law new legislation, commonly referred to as the Tax Cuts and Jobs Act, that significantly revises the Code. The Tax Cuts and Jobs Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a ﬂat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carry backs, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain and our business and financial condition could be adversely affected. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. Other legislative changes could also affect the taxation of holders of our common stock. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our effective tax rates in the future in countries where we have operations and have an adverse effect on our overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislative changes and the potential tax consequences of investing in or holding our common stock.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. The foregoing are only selected examples of potential challenges, and other tax positions we have taken or may take in the future could become the subject of disputes with one or more tax authorities. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

We will incur significantly increased costs as a result of operating as a company whose common stock is publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we will incur significant legal, accounting and other expenses that we did not incur previously. These expenses will likely be even more significant after we no longer qualify as an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies in the United States, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated products and prospects are forward-looking statements. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include, but are not limited to, statements about:

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our plans to develop and commercialize our products;

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our planned clinical trials for our products;

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the timing of the availability of data from our clinical trials;

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the timing of our selection of an initial clinical candidate from our program;

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our ability to take advantage of benefits offered by current and pending legislation related to the development of products addressing antimicrobial resistance;

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the timing of our planned regulatory filings;

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the timing of and our ability to obtain and maintain regulatory approvals for our products;

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the clinical utility of our products and their potential advantages compared to other treatments;

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our commercialization, marketing and distribution capabilities and strategy;

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our ability to establish and maintain arrangements for the manufacture of our products;

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our ability to establish and maintain collaborations and to recognize the potential benefits of such collaborations;

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our estimates regarding the market opportunities for our products;

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our intellectual property position and the duration of our patent rights;

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our estimates regarding future expenses, capital requirements and needs for additional financing; and

•

our expected use of proceeds from this offering.

You should read this prospectus (as it may be supplemented or amended) and the documents that we reference herein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. In particular, you should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor definitions have been verified by an independent source. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $12.5 million, assuming combined initial public offering price of $       per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds will be approximately $        million. Each $1.00 increase (decrease) in the assumed combined initial public offering price of $        per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 100,000 in the number of shares of common stock we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $        million, assuming the assumed initial public offering price stays the same. The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering.

However, we currently intend to use the net proceeds we receive from this offering as follows:

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approximately $3.85 million to fund clinical research, trials and development work for future product candidates;

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approximately $3.80 million in working capital;

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approximately $1.10 million to invest in developing our sales and internal infrastructure;

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approximately $1.95 million for engineering, manufacturing and consultant expenses;

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approximately $1.00 million for regulatory and certification costs; and

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approximately $0.80 million for legal, accounting, general & administrative.

The $3.85 million to be spent on clinical research, trials and development work for future product candidates includes:

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Special control trials for the Gen1 - 4 milliamp device that are intended to be completed for treatment indications of anxiety and insomnia;

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Special control trials for the Gen 2 - 15 milliamp clinical device that are intended to be completed for treatment indications of anxiety and insomnia;

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Clinical trials using the Gen 2 - 15 milliamp clinical device for the treatment of substance use disorder (SUD) that are intended to be completed and support the application for a breakthrough device designation with FDA for opiate addiction and SUD;

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Pilot trials for safety and efficacy for concussion related to TBI that are intended to be completed at a major university utilizing Gen-2 – 15 milliamp;

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Prototype design and clinical safety testing for Gen - 3 outpatient headset; and

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Virtual clinic digital platform that is intended to begin with specific focus on user experience and medical professional experience.

The $3.80 million to be spent on working capital includes adding several full-time professional staff members including, but not limited to, a director of sales, regulatory and quality control, as well as additional staff and office space.

We will have broad discretion over how to use the net proceeds we receive from this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in a variety of capital preservation investments, including short-term, investment-grade, interest bearing instruments and U.S. government securities.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above.

We are currently not cash flow positive and do not expect to be cash flow positive until 2023. While we believe that the net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements through calendar year 2023, if our operations are not cash flow positive by 2023, we may need to obtain substantial additional funding in connection with our continuing operations and planned activities. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

DIVIDEND POLICY

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

CORPORATE REORGANIZATION

We completed a corporate reorganization on [•], 2021. As part of the corporate reorganization, we formed Nexalin Technology, Inc., a Delaware corporation, in [•], 2021 with nominal assets and liabilities for the purpose of consummating the corporate reorganization described herein. In connection with the corporate reorganization, our existing shareholders of Nexalin Technology, Inc., a Nevada corporation, exchanged their shares for the same number and classes of newly issued shares in Nexalin Technology Inc, a Delaware corporation. As a result, Nexalin Nevada became a wholly owned subsidiary of Nexalin. Nexalin had nominal assets and liabilities and did not conduct any operations prior to the reorganization other than its incorporation.

Upon this completion of the corporate reorganization on [•], 2021, the historical consolidated financial statements of Nexalin Nevada became the historical consolidated financial statements of Nexalin, the entity whose shares of common stock are being sold in this offering, though such historical financial data do not give effect to the corporation reorganization. We expect that the corporate reorganization will not have a material effect on our financial statements.

Investors in this offering will only acquire, and this prospectus only describes the offering of, shares of the common stock of Nexalin. We refer to the reorganization described herein as our “corporate reorganization.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2021, as follows:

•

on an actual basis; and

•

on an as adjusted basis to give further effect to our issuance and sale of shares of              our common stock in this offering at an assumed combined initial public offering price of $          per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and therefore providing net proceeds of approximately $          million.

Information below on as adjusted basis is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of June 30, 2021 (Unaudited)
	Actual	As Adjusted(1)
Cash	$307,946	$
Total indebtedness	696,913
Stockholders’ Deficit
Common Stock, $0.001 per share; 100,000,000 shares authorized; ________ shares issued and outstanding	88,125
Additional paid-in capital	66,476,544
Accumulated deficit	(68,295,888)
Total stockholders’ deficit	(1,731,219)

Total capitalization	$(1,034,306)	$

(1)

Each $1.00 increase (decrease) in the assumed combined initial public offering price of $          per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, total equity and total capitalization by approximately $          million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares of common stock offered by us at the assumed combined initial public offering price of $          per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, total equity and total capitalization by approximately $          million.

The number of shares of our common stock on an as adjusted basis set forth in the table above is based on 88,124,701 shares of our common stock outstanding as of June 30, 2021, and excludes the following:

•

816,000 warrants with an exercise price of $0.50 per share; and

•

[*] shares to be issued to U.S. Asian Consulting Group, LLC to hold 15% of the total outstanding shares immediately prior to this offering as consideration for waiving previous anti-dilution rights.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price of $          per share of common stock (the midpoint of the range appearing on the front cover of this prospectus) and the as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering. Net tangible book value per share represents the book value of our tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our net tangible book value as of June 30, 2021 was $          or $          per share, based on an assumed initial public offering price of $          per share of common stock (the midpoint of the range appearing on the front cover of this prospectus). After giving effect to our sale          of shares of common stock in this offering at an assumed combined initial public offering price of $          per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2021 would have been approximately $          , or approximately $          per share (assuming no exercise of the underwriters’ over-allotment option). This amount represents an immediate and substantial dilution of $          per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share of common stock		$
Net tangible book value per share as of June 30, 2021	$
Increase in net tangible book value per share attributable to this offering
As adjusted net tangible book value per share after giving effect to this offering
Dilution per share to new investors participating in this offering

A $1.00 increase (decrease) in the assumed combined initial public offering price of $          per share of our common stock (the midpoint of the range appearing on the front cover of this prospectus) would increase (decrease) the as adjusted net tangible book value by approximately $          million, or approximately $          per share, and increase (decrease) the dilution per share to new investors by approximately $          per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock we are offering. An increase of 100,000 shares in the number of shares of common stock offered by us would increase our as adjusted net tangible book value by approximately $          million, or $          per share and the dilution per share to investors purchasing common stock in this offering would be $          per share, assuming the assumed combined initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 100,000 shares in the number of shares of common stock offered by us would decrease our as adjusted net tangible book value by approximately $          million, or $          per share and the dilution per share to investors purchasing common stock in this offering would be $          per share, assuming the assumed combined initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase                   additional shares of our common stock to purchase up to shares of common stock in this offering, the as adjusted net tangible book value per share after this offering would be $          per share, and the as adjusted dilution to new investors would be $          per share, in each case assuming a combined initial public offering price of $          per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. The following table summarizes, on an as adjusted basis described above, as of June 30, 2021, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors participating in this offering at an assumed initial public offering price of $          per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Share Price
Existing stockholders
New investors					$
Total			$

If the underwriters exercise their option to purchase additional shares of our common stock full, the percentage of shares of common stock held by existing stockholders will decrease to approximately          % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to          , or approximately          % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations are based on shares of our common stock outstanding as of June 30, 2021 and excludes the following:

•

816,000 warrants with an exercise price of $0.50 per share; and

•

[*] shares to be issued to U.S. Asian Consulting Group, LLC to hold 15% of the total outstanding shares immediately prior to this offering as consideration for waiving previous anti-dilution rights.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated results of operations and financial condition of Nexalin Technology, Inc. and its subsidiary as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 and as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this prospectus. References in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “us,” “we,” “our,” and similar terms refer to Nexalin Technology, Inc. This prospectus contains forward-looking statements as that term is defined in the federal securities laws. The events described in forward-looking statements contained in this prospectus may not occur. Generally , these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of our plans or strategies, projected or anticipated benefits from acquisitions that may be made by us, or projections involving anticipated revenues, earnings or other aspects of our operating results. The words “may,” “will,” “expect,” “believe,” “anticipate,” “project,” “plan,” “intend,” “estimate,” and “continue,” and their opposites and similar expressions, are intended to identify forward-looking statements. We caution you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, which may influence the accuracy of the statements and the projections upon which the statements are based. Reference is made to “Risk Factors” beginning on page [•] of this prospectus for a discussion of some of the uncertainties and risks associated with these statements.

Overview

We design and develop innovative neurostimulation products to uniquely and effectively help combat the ongoing global mental health epidemic. Through our existing “Gen-1” device, we provide an FDA-cleared, easy-to-administer treatment that utilizes bioelectronic medical technology to safely and successfully treat anxiety and insomnia, without the need for drugs or psychotherapy. Our Gen-1 device is classified by the FDA as a Class II device.

All our products are non-invasive and undetectable and, critically, can provide relief to those afflicted with mental health issues without adverse side effects. Moreover, our proprietary design of varying voltages, currents, electromagnetic fields and various frequencies—referred to collectively as waveform—particularly our proprietary, patented symmetrical alternating current waveform, based on responses from our clinical providers, has proven to be highly effective in stimulating a positive response from the mid-brain structures associated with various mental health disorders and distinguishes our devices from all comparable neurostimulation technologies currently available. Our devices generate a high frequency, charge balanced electrical current waveform that is applied to an array of electrodes on the head. The features of this waveform make the application of the stimulation undetectable to the human body and this technique is proprietary to our devices, which enables the use of a higher current than all other devices in the market. Our design of an advanced waveform that is safely administered to the human brain is the basis of our treatment and our continuing evolution.

As aforementioned, we currently sell a medical device to medical professionals which is administered by them to patients in a clinical setting and which emits our original waveform at 4 milliamps during treatment—referred to as Generation 1 or Gen-1. This device has been cleared in the United States to treat anxiety and insomnia, two prevalent and serious diseases. Prior to a regulatory change, our Gen-1 device was also used to treat depression. We have already begun designing and developing new advanced waveform technology to be emitted at 15 milliamps through our existing medical device improved with a modern enclosure—referred to as Generation 2 or Gen-2—which can penetrate deeper into the brain and the associated structures of mental illness, which we believe will generate enhanced patient response. Gen-2 is presently being tested in clinical trials, for anxiety, insomnia and depression in the United States and China, and preliminary data provided by the University of California San Diego supports the safety of utilizing our waveform technology at an increased power.

We are also currently designing clinical trials for the use of Gen-2 for the treatment of substance use disorders and particularly substance abuse issues related to opiates, chronic pain, Alzheimer’s disease and dementia. In part due to increasing incidence attributed to the devastating impacts of the COVID-19 pandemic, mental health and cognitive disorders are widespread across the globe and cause substantial health, social and economic losses and hardships accordingly. Our focus is on the continued development of our innovative bioelectronic medical technologies and rapid regulatory approval to help reverse these losses and hardships by safely and effectively treating various mental health disorders.

We recognize that an additional barrier to treatment in today’s mental health treatment landscape—beyond the concerns about safety, efficacy and discomfort that have been associated with conventional mental health treatments such as drugs, psychotherapy and other forms of electrical stimulation—is stigma. Therefore, we are developing a new headset design to emit our waveform technology which will offer medical professionals the opportunity to prescribe the headset device for use in a patient’s home—referred to as Generation 3 or Gen-3—to increase access to mental health treatment. We believe that in order to preserve product safety and integrity in the United States, the headset device will require physician oversight including prescriptions for use, monthly authorization for continued patient use and monthly physician monitoring through our digital management platform.

According to Infinium Global Research, the global neurostimulation devices market is projected to grow from approximately $4.7 billion in 2018 to approximately $9.8 billion for a CAGR of 10.9% from 2019-2025. There are several drivers of this growth. First, many mental health disorders are treated with psychotherapy or pharmaceutical intervention and have limited efficacy and, in the case of the latter increased awareness of the side effects of medication. Second, the rising number of geriatric patients, particularly with respect to Alzheimer’s disease, will increase demand for mental health treatments. Third, increased diagnosis of cases of anxiety, depression and various other mental health disorders in all age populations will contribute to the market development. Doctors and patients will seek effective, safer and more cost-effective alternatives to current care standards. Advancements in neurostimulation techniques, such as those we are developing, will provide safe and effective treatment options that address irregularities in the brain’s functional health. These functional brain health issues are believed to be the underlying cause of many mental health disorders and chronic diseases.

Overall, we believe that sustained growth in the sale and use of our existing Gen-1 device in combination with our advanced waveform, technological upgrades and the development of a modern headset monitored with our IT management platform, evidenced in our Gen-2 and Gen-3 devices, will position us to disrupt the traditional mental health treatment model. The stigma of expensive psychotherapy or pharmaceutical medication with side effects and dependency issues will be replaced with clinically proven, safe and cost-effective technology that is undetectable to the patient during treatment.

Since our inception, we have generated significant losses, we expect to continue to incur significant expenses and increasing operating losses for at least the next several years. Our net losses may ﬂuctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on other research and development activities. We expect our expenses will increase substantially over time as we:

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continue our ongoing and planned preclinical and clinical development of our products;

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initiate preclinical studies and clinical trials for any additional products that we may pursue in the future;

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seek to discover and develop additional products;

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amend our previous 510(k) Application for anxiety and insomnia in accordance with the FDA and seek other regulatory approvals for any future products that successfully complete clinical trials;

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ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product candidate for which we may obtain regulatory approval and intend to commercialize on our own;

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maintain, expand and protect our intellectual property portfolio;

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hire additional clinical, scientific, manufacturing and controls personnel; and

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add additional operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

Corporate Reorganization

As more fully described in the section of this prospectus titled “Corporate Reorganization,” we completed a corporate reorganization on [•], 2021. As part of the corporate reorganization, we formed Nexalin Technology, Inc., a Delaware corporation, in [•], 2021 with nominal assets and liabilities for the purpose of consummating the corporate reorganization described herein. In connection with the corporate reorganization, our existing shareholders of Nexalin Technology, Inc., a Nevada corporation, exchanged their shares for the same number and classes of newly issued shares in Nexalin Technology Inc, a Delaware corporation. As a result, our Nevada corporation became a wholly owned subsidiary of our Delaware corporation. Our Delaware corporation had nominal assets and liabilities and did not conduct any operations prior to the reorganization other than its incorporation.

Upon the completion of the corporate reorganization, the historical consolidated financial statements of our Nevada corporation became the historical consolidated financial statements of our Delaware corporation. The common shares of our Delaware corporation are now the shares being sold in the offering as part of this prospectus. We expect that the corporate reorganization will not have a material effect on our financial statements.

Recent Developments

Impact of COVID-19 Pandemic

We continue to monitor how the COVID-19 pandemic is affecting our employees, business and clinical trials. Such pandemic has delayed our clinical trials and our receipt of marketing approvals from the FDA. Such pandemic also might have reduced, and continue to reduce, participation in our clinical trials, due to both travel restrictions and a general unwillingness of subjects to travel. We cannot presently predict the scope and severity of any other potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, regulators and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

In addition, the spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis. Such events may result in a period of business and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus or treat its impact, among others.

Chinese Market

In September 2018, we entered into an agreement with Wider, pursuant to which we and Wider shall form the Joint Venture. The Joint Venture will be formed following the completion of certain funding, clinical study, and publication milestones, which Wider has undertaken. Following its formation, the Joint Venture will design and implement a comprehensive business model and distribution plan for our devices in China, Hong Kong, Macau and Taiwan. The first phase of distribution in China includes implementation of a sales strategy by Wider for mainland China and other territories serviced by Wider. In September 2021, the China National Medical Products Administration (NMPA), the equivalent of the United States FDA, granted clearance for sale of the 15 milliamps power parameters in China. No other regulatory of governmental approvals are required for the sale of our devices by Wider in China, Hong Kong, Macau and Taiwan. When the Joint Venture is formed and Wider completes sales of our devices in China, there are no regulatory or other restrictions that would restrict either (i) the transfer from China of any proceeds resulting from such sales by Wider to the Joint Venture in Hong Kong, other than standard compliance with China’s State Administration of Foreign Exchange policies, or (ii) our receipt of our share of such proceeds from Hong Kong to us in the United States. We expect to consummate the formation of the Joint Venture in the fourth quarter of 2021.

Results of Operations

Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

The following table presents selected items in our unaudited condensed consolidated statements of operations for the six months ended June 30, 2021 and 2020, respectively:

	For The Six Months Ended
	June 30,
	2021	2020
Revenues	$64,096	$173,505
Cost of revenue	13,142	10,748
Gross profit	50,954	162,758

Operating Expenses:
Professional fees	302,362	99,886
Salaries and benefits	96,525	37,596
Stock-based compensation	2,863,230	1,962,022
Selling, general and administrative	434,500	212,397
Total Operating Expenses	$3,696,617	$2,311,901
Loss From Operations	(3,645,663)	(2,149,143)

Other Expense:
Interest expense, net	36,705	39,652
Total Other Expense	36,705	39,652
Net Loss	$(3,682,368)	$(2,188,795)

Revenues

For the six months ended June 30, 2021 and 2020, we generated $64,096 and $173,505, respectively, of revenue from licensing and treatment fee agreements with our customers by charging a monthly licensing fee for the duration of the agreement. The decrease in revenue for 2021 compared to 2020 was due to a large purchase from a single customer in 2020. We also generated revenue from treatment fee agreements by collecting fees based on the number of treatments per month the customer performs. In addition, we also derive revenues from equipment by selling additional individual nodes to customers for use with our device.

Cost of Revenue and Gross Profit

For the six months ended June 30, 2021 and 2020, cost of revenues were $13,142 and $10,748, respectively, yielding a gross profit of $50,954 and $162,758, respectively, or 79.5% and 93.8%, respectively. Such decrease was due to our need in 2021 to meet specific standards for shipping that did not apply in 2020. In addition, tooling expenses related to package design and foam molding and then the initial inventory purchase of shipping containers contributed to such decrease. Furthermore, patient cable inventory due to re-design and expenses related to inventory adjustments of usable/current patient cables also contributed to such decrease.

Operating Expenses

Total operating expenses for the six months ended June 30, 2021 and 2020 were $3,696,617 and $2,311,901, respectively. The increase was primarily due to increases in professional fees for legal and accounting, as well as the impact of stock-based compensation for the issuance of our common stock to various employees and consultants for services.

Other Expense

Other expense for the six months ended June 30, 2021 and 2020 was $36,705 and $39,652, respectively, consisting of interest expense from notes payable.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table presents selected items in our audited consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively:

	For Year Ended
	December 31,
	2020	2019
Revenues	$242,914	$207,383
Cost of revenue	29,039	61,813
Gross profit	213,875	145,570

Operating Expenses:
Professional fees	299,187	78,133
Salaries and benefits	137,847	156,397
Selling, General and Administrative Expenses	3,035,248	1,377,204
Loss on impairment of right o use of assets	37,047	21,671
Total Operating Expenses	3,509,329	1,633,405
Loss From Operations	(3,295,454)	(1,487,835)

Other Expense:
Interest expense, net	78,681	80,989
Loss on extinguishment of debt	29,351	3,452,366
Total Other Expense	108,032	3,533,355
Net Loss	$(3,403,486)	$(5,021,190)

Revenues

For the year ended December 31, 2020 and 2019, we generated $242,914 and $207,383, respectively, of revenue from licensing and treatment fee agreements with our customers by charging a monthly licensing fee for the duration of the agreement. We also generated revenue from treatment fee agreements by collecting fees based on the number of treatments per month the customer performs. In addition, we also derive revenues from equipment by selling additional individual nodes to customers for use with our device.

Cost of Revenue and Gross Profit

For the year ended December 31, 2020 and 2019, cost of revenues were $29,039 and $61,813, respectively, yielding a gross profit of $213,875 and $145,570, respectively, or 88.0% and 70.2%, respectively. The increase was primarily attributable to the decreased cost of electrodes in 2020 as compared to 2019.

Operating Expenses

Total operating expenses for the year ended December 31, 2020 and 2019 were $3,509,329 and $1,633,405, respectively. The increase was primarily due to increases in professional fees for legal and accounting, the impact of stock-based compensation for the issuance of our common stock to various employees and consultants for services and for the accrual of certain potential legal claims. We devoted substantially all the financial resources and efforts to research and development which includes $1.8 million paid to consultants and professional fees of $296,000.

Other Expense

Other expense for the years ended December 31, 2020 and 2019 was $108,032 and $3,533,355, respectively, consisting of interest expense from notes payable and, primarily, a loss on extinguishment of debt in 2019 totaling $3,452,366.

Liquidity and Capital Resources

Working Capital

	June 30, 2021	December 31,
	(unaudited)	2020	2019
Current assets	$357,739	$116,885	$111,149
Current liabilities	1,974,413	1,566,552	1,041,880
Working capital (deficiency)	$(1,616,674)	$(1,449,667)	$(930,731)

Current assets increased from December 31, 2019 and 2020 to June 30, 2021, primarily as a result of (i) an increase in cash and cash equivalents and (ii) an increase in prepaid expenses.

Current liabilities increased December 31, 2019 and 2020 to June 30, 2021, which was primarily attributable to an increase in accounts payable and accrued expenses.

Cash Flows

	June 30, 2021	June 30, 2020	December 31,
	(unaudited)	(unaudited)	2020	2019
Net loss	$(3,682,368)	$(2,188,795)	$(3,403,486)	$(5,021,190)

Net cash used in operating activities	(428,430)	(129,151)	(863,474)	(678,336)
Net cash used in investing activities	-	-	(648)	-
Net cash provided by financing activities	657,940	267,001	879,131	726,051
Net change in cash and cash equivalents	$229,510	$137,850	$15,009	$47,715

Net Cash Used in Operating Activities

Net cash used in operating activities was $428,430 for the six months ended June 30, 2021, primarily due to the net loss of $3,682,368 which was primarily offset by non-cash expenses of $2,863,230 related to stock-based compensation and partially decreased by an increase in accounts payable and accrued expenses of $229,751.

Net cash used in operating activities was $863,474 for the year ended December 31, 2020, as compared to $678,336 for the respective period in 2019, primarily due to the net loss of $3,403,486 and $5,021,190, respectively, which was primarily offset by a loss on extinguishment of debt of $3,452,366 in the year ended December 31, 2019 and non-cash expenses of $1,959,524 and $562,735, respectively, related to stock-based compensation.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2021 was $657,940, which was primarily due to the sale of common stock for cash.

Net cash provided by financing activities during the years ended December 31, 2020 and 2019 was $879,131 and $726,051, respectively, which was primarily due to the sale of common stock for cash.

Uses and Availability of Additional Funds

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research and development services, laboratory and related supplies, manufacturing development costs, legal and other regulatory expenses and general administrative costs. The successful development of our products is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the clinical development of our products and obtain regulatory approvals. We are also unable to predict when, if ever, net cash inﬂows from revenues will enable us to be cash flow positive. This is due to the numerous risks and uncertainties associated with developing products, including, among others, the uncertainty of:

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successful enrollment in, and completion of clinical trials;

•

performing preclinical studies and clinical trials in compliance with the FDA or any comparable regulatory authority requirements;

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the ability of collaborators to manufacture sufficient quantity of product for development, clinical trials or potential commercialization;

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obtaining and maintaining patent, trademark and trade secret protection for our products;

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making arrangements with third parties for manufacturing capabilities;

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scaling the commercial sales of products, if and when approved, whether alone or in collaboration with others;

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acceptance of existing therapies, and future therapies, if and when approved, by healthcare providers, physicians, clinicians, patients and third-party payors;

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competing effectively with other therapies;

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obtaining and maintaining healthcare coverage and adequate reimbursement;

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protecting our rights in our intellectual property portfolio; and

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maintaining a continued acceptable safety profile of our products following approval.

We will not increase revenue from future product sales unless and until we or a collaborator successfully complete clinical development and obtain regulatory approval for such future products. If we obtain regulatory approval for any of our future products that we intend to commercialize on our own, we will incur significant expenses related to commercialization, including developing our internal commercialization capability to support product sales, marketing and distribution. As a result, we may need substantial additional funding to support our continuing operations and to pursue our growth strategy. Until such time, if ever, when we can generate substantial product revenue, we expect to finance our cash needs through this offering and, in the future and if needed, a combination of equity offerings, debt financings and potential collaboration, license and development agreements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, investors’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of stockholders.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or products or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market products that we would otherwise prefer to develop and market ourselves. Our failure to raise capital as and when needed would compromise our ability to pursue our business strategy.

We will also incur costs as a public company that we have not previously incurred, including increased fees payable to the non-employee members of our board of directors, increased personnel costs, increased director and officer insurance premiums, audit and legal fees, investor relations fees and expenses for compliance with public-company reporting requirements under the Exchange Act and rules implemented by the SEC and Nasdaq.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations. Our operating needs include the planned costs to operate our business, including amounts required to fund working capital and capital expenditures. Our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully commercialize our products and services, competing technological and market developments, and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement our product and service offerings.

We believe that the net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements until December 15, 2023. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Without giving effect to the anticipated net proceeds from this offering, we expect that our existing cash will not be sufficient to fund our operating expenses and capital expenditure requirements through 2021. To finance our operations up to and beyond that point, we will need to raise additional capital, which cannot be assured.

Our consolidated financial statements included elsewhere in this prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, which contemplate our continuation as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Although no assurances can be given as to our ability to deliver on our revenue plans or that unforeseen expenses may arise, management believes that the revenue to be generated from operations, together with the potential closing of the Initial Public Offering in the near term, will provide the necessary funding for us to continue as a going concern. Management cannot guarantee any such Initial Public Offering will be available on favorable terms. As such, these matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this filing. If adequate funds are not available on acceptable terms, or at all, we will need to curtail operations or cease operations.

Internal Controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Prior to this offering, we were a private company and we are currently in the process of reviewing, documenting and testing our internal control over financial reporting. During our internal reviews, we have identified material weaknesses in our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our second Annual Report on Form 10-K. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 3 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transactions, revenue and expenses and disclosure of contingent liabilities at the date of the financial statements. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. As future events and their effects cannot be determined with precision, actual results could differ from these estimates which may cause our future results to be affected.

Revenue Recognition

We recognize revenue when our performance obligations with our customers have been satisfied. At contract inception, we determine if the contract is within the scope of ASC Topic 606 and then we evaluate the contract using the following five steps: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We only recognize revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period.

We enter into licensing and treatment fee agreements with our customers for the use of our device in their practices. These agreements generally have terms of one year with automatic renewal if certain requirements are met and amounts due per these agreements are billed monthly. We also sell products related to the provision of services.

Revenue Streams

We derive revenues from our license agreements by charging a monthly licensing fee for the duration of the agreement. We derive revenues from treatment fee agreements by collecting fees based on the number of treatments per month the customer performs. We derive revenues from equipment by selling additional individual nodes to customers for use with our device.

Performance Obligations

Management identified that subsequent licensing revenue has one performance obligation. That performance obligation is satisfied as long as the licensing contract is remains valid and is not terminated. The licensing revenue is invoiced monthly and is recognized at a point in time in which the invoice is sent to the customer.

Management identified that our equipment revenue has one performance obligation. That performance obligation is satisfied when the electrodes are delivered to the customer. We recognize revenue at a point in time in which the electrodes are delivered to the customer.

Practical Expedients

As part of ASC 606, the Company has adopted several practical expedients including:

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Significant Financing Component – we do not adjust the promised amount of consideration for the effects of a significant financing component since we expect, at contract inception, that the period between when we transfer a promised goods or services to the customer and when the customer pays for that service will be one year or less.

•

Unsatisfied Performance Obligations – all performance obligations related to contracts with a duration of less than one year, we have elected to apply the optional exemption provided in ASC Topic 606 and therefore, are not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

•

Shipping and Handling Activities – we elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

•

Right to invoice – we have the right to consideration from a customer in an amount that corresponds directly with the value to the customer of our performance completed to date we may recognize revenue in the amount to which the entity has a right to invoice.

Intangible Assets

We record our intangible assets at cost in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other. Definite lived intangible assets are amortized over their estimated useful life using the straight-line method, which is determined by identifying the period over which the cash flows from the asset are expected to be generated.

Impairment of Long-Lived Assets

We review long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then these assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

Fair Value Measurements

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1:

Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3:

Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, inventory, accounts payable and accrued expenses, and other current liabilities approximate their fair values, based on the short-term maturity of these instruments. The carrying amount of the loans payable approximates the estimated fair value for this financial instrument as management believes that such debt and interest payable on the note approximates our incremental borrowing rate.

Stock‐based Compensation

We apply the provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock‐based awards made to employees, including employee stock options, in the statements of operations.

For stock options issued to employees and members of the board of directors for their services, we estimate the grant date fair value of each option using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, we recognize stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised. Due to our limited history and lack of public market for our common stock, we used the average of historical share prices of similar companies within its industry to calculate volatility for use in the Black-Scholes option pricing model.

Pursuant to ASU 2018-07 Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, we account for stock options issued to non-employees for their services in accordance with ASC 718. We use valuation methods and assumptions to value the stock options that are in line with the process for valuing employee stock options noted above.

Research and Development

All research and development costs are charged to operations as incurred.

Leases

In accordance with ASC 842, Leases, we recognize a right-of-use (“ROU”) asset and corresponding lease liability on our balance sheets for our office space lease agreement. See Note 10 for further discussion, including the impact on our financial statements and related disclosures.

ROU assets include any prepaid lease payments and exclude any lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain that we will exercise that option.

Leases in which we are the lessee are comprised of office rental. All of the leases are classified as operating leases.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We utilize ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. We account for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax assets will not be realized.

For uncertain tax positions that meet a “more likely than not” threshold, we recognize the benefit of uncertain tax positions in the financial statements. Our practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the statements of operations.

Recent Accounting Pronouncements

In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for us for interim and annual periods in fiscal years beginning after December 15, 2022. We believe the adoption will modify the way we analyze financial instruments, but we do not anticipate a material impact on results of operations. We are in the process of determining the effects adoption will have on its consolidated financial statements.

See footnotes to our consolidated financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Factors That May Affect Future Results and Financial Condition

The information contained under the caption “Risk Factors” beginning on page 12 of this prospectus provides examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Readers should be aware that the occurrence of any of the events described in these risk factors could have a material adverse effect on our business, results of operations and financial condition. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile. We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least twelve months and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Our cash as of June 30, 2021 consisted of cash. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates. Because of the short-term nature of the instruments in our portfolio, we would not expect a sudden change in market interest rates to have a material impact on our financial position or results of operations.

BUSINESS

Overview

We design and develop innovative neurostimulation products to uniquely and effectively help combat the ongoing global mental health epidemic. Through our existing “Gen-1” device, we provide an FDA-cleared, easy-to-administer treatment that utilizes bioelectronic medical technology to safely and successfully treat anxiety and insomnia, without the need for drugs or psychotherapy. Our Gen-1 device is classified by the FDA as a Class II device.

All our products are non-invasive and undetectable and, critically, can provide relief to those afflicted with mental health issues without adverse side effects. Moreover, our proprietary design of varying voltages, currents, electromagnetic fields and various frequencies—referred to collectively as waveform—particularly our proprietary, patented symmetrical alternating current waveform, based on responses from our clinical providers, has proven to be highly effective in stimulating a positive response from the mid-brain structures associated with various mental health disorders and distinguishes our devices from all comparable neurostimulation technologies currently available. Our devices generate a high frequency, charge balanced electrical current waveform that is applied to an array of electrodes on the head. The features of this waveform make the application of the stimulation undetectable to the human body and this technique is proprietary to our devices, which enables the use of a higher current than all other devices in the market. Our design of an advanced waveform that is safely administered to the human brain is the basis of our treatment and our continuing evolution.

As aforementioned, we currently sell a medical device to medical professionals which is administered by them to patients in a clinical setting and which emits our original waveform at 4 milliamps during treatment—referred to as Generation 1 or Gen-1. This device has been cleared in the United States to treat anxiety and insomnia, two prevalent and serious diseases. Prior to a regulatory change, our Gen-1 device was also used to treat depression. We have already begun designing and developing new advanced waveform technology to be emitted at 15 milliamps through our existing medical device improved with a modern enclosure—referred to as Generation 2 or Gen-2—which can penetrate deeper into the brain and the associated structures of mental illness, which we believe will generate enhanced patient response. Gen-2 is presently being tested in clinical trials, for anxiety, insomnia and depression in the United States and China, and preliminary data provided by the University of California San Diego supports the safety of utilizing our waveform technology at an increased power.

We are also currently designing clinical trials for the use of Gen-2 for the treatment of substance use disorders and particularly substance abuse issues related to opiates, chronic pain, Alzheimer’s disease and dementia. In part due to increasing incidence attributed to the devastating impacts of the COVID-19 pandemic, mental health and cognitive disorders are widespread across the globe and cause substantial health, social and economic losses and hardships accordingly. Our focus is on the continued development of our innovative bioelectronic medical technologies and rapid regulatory approval to help reverse these losses and hardships by safely and effectively treating various mental health disorders.

We recognize that an additional barrier to treatment in today’s mental health treatment landscape—beyond the concerns about safety, efficacy and discomfort that have been associated with conventional mental health treatments such as drugs, psychotherapy and other forms of electrical stimulation—is stigma. Therefore, we are developing a new headset design to emit our waveform technology which will offer medical professionals the opportunity to prescribe the headset device for use in a patient’s home—referred to as Generation 3 or Gen-3—to increase access to mental health treatment. We believe that in order to preserve product safety and integrity in the United States, the headset device will require physician oversight including prescriptions for use, monthly authorization for continued patient use and monthly physician monitoring through our digital management platform.

According to Infinium Global Research, the global neurostimulation devices market is projected to grow from approximately $4.7 billion in 2018 to approximately $9.8 billion for a CAGR of 10.9% from 2019-2025. There are several drivers of this growth. First, many mental health disorders are treated with psychotherapy or pharmaceutical intervention and have limited efficacy and, in the case of the latter increased awareness of the side effects of medication. Second, the rising number of geriatric patients, particularly with respect to Alzheimer’s disease, will increase demand for mental health treatments. Third, increased diagnosis of cases of anxiety, depression and various other mental health disorders in all age populations will contribute to the market development. Doctors and patients will seek effective, safer and more cost-effective alternatives to current care standards. Advancements in neurostimulation techniques, such as those we are developing, will provide safe and effective treatment options that address irregularities in the brain’s functional health. These functional brain health issues are believed to be the underlying cause of many mental health disorders and chronic diseases.

Overall, we believe that sustained growth in the sale and use of our existing Gen-1 device in combination with our advanced waveform, technological upgrades and the development of a modern headset monitored with our IT management platform, evidenced in our Gen-2 and Gen-3 devices, will position us to disrupt the traditional mental health treatment model. The stigma of expensive psychotherapy or pharmaceutical medication with side effects and dependency issues will be replaced with clinically proven, safe and cost-effective technology that is undetectable to the patient during treatment.

Market and Industry Background

Historically, pharmaceutical solutions have been the first line of treatment for those who suffer from anxiety, insomnia, depression and other mental health disorders. Beginning in 1950, for patients that were not responding to medication, ECT, also called “shock therapy,” became available. Over time, researchers began to look at alternative ways to inject electricity into the human brain. One such method was via implantable neurostimulators that required invasive surgery procedures associated with high cost and high risk. Implantable devices became the potential solution for those who would not take or could no longer take pharmaceuticals. The interest in electricity continued with the creation of small handheld devices powered by a direct current (DC) battery that the consumer could buy without any medical supervision. Clinical versions of DC stimulators, known as transcranial direct current stimulation (tDCS), were developed by researchers; many of these devices are still in research settings without industry support.

In 1992, a new neurostimulation technique emerged called trans-cranial magnetic stimulation (TMS). This technique evolved into repetitive trans-cranial magnetic stimulation (rTMS), which utilized repetitive magnetic pulse energy to stimulate the brain of patients struggling with depression. The American pharmaceutical industry embraced and funded this technology. The FDA cleared rTMS only for patients who had failed to respond to anti-depressants. Side effects, high cost and moderate efficacy continue to burden this technology sector.

Both insurance companies and healthcare providers are looking for alternative ways to decrease costs while still providing safe and effective treatments.

Anxiety Market

Anxiety disorders are considered the most prevalent of psychiatric disorders. Anxiety disorders include generalized anxiety disorder, social anxiety disorder, panic disorder, obsessive-compulsive disorder, post-traumatic stress disorder (PTSD) and phobias.

The following anxiety facts and statistics support the demand for a safe, effective and low-cost solution for anxiety:

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According to the National Institute of Mental Health (NIMH), 40 million adults in the United States suffer from anxiety disorders, and such disorders are the most common mental illness in the United States

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Anxiety disorders cost the United State more than $42 billion a year, almost one-third of the country’s $148 billion total mental health bill, according to “The Economic Burden of Anxiety Disorders,” a study commissioned by Anxiety and Depression Association of America (ADAA) (The Journal of Clinical Psychiatry, 60(7), July 1999)

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Relatedly, the National Institute on Drug Abuse (NIDA) has revealed that overdose deaths involving benzodiazepines to treat anxiety—such as Xanax and Valium— have quadrupled between 2002 and 2015

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According to Fortune Business Insights, the global anxiety disorders and depression treatment market size was $8.50 billion in 2019 and is projected to reach $13.03 billion by 2027

Insomnia Market

Insomnia is a common sleep disorder considered to be responsible for at least $63 billion in direct and indirect healthcare costs each year, according to the Harvard American Insomnia Study. A frightening number of insomnia cases are undiagnosed and untreated, even as the condition becomes a mounting financial burden on America’s employers and the healthcare system. Data surrounding sleep disorders demonstrate that insomnia is a growing problem that shows no signs of slowing down. Relatedly:

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According to a study in the Journal of Clinical Sleep Medicine, up to 48% of all adults over 60 experience insomnia

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Moreover, the Centers for Disease Control and Prevention (CDC) estimate that about 70 million Americans suffer from chronic sleep problems

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40% of people with insomnia are believed to also be affected by a mental health disorder and around 75% of adults with depression suffer from insomnia, according to the Sleep Foundation

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Although people successfully treat short-term insomnia with sleeping pills, many become dependent on them

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According to MarketsandMarkets, the United States insomnia treatment market is expected to be worth $4.24 billion by 2021

These current market conditions present an opportunity to introduce a technology that provides a safe, effective and drug-free alternative for those suffering from insomnia. We have the ability to decrease the number of potentially addictive insomnia prescriptions needed by patients and offer physicians a non-pharmaceutical option to provide their patients. Additionally, we are developing a solution for home-based treatment for chronic insomnia and to improve sleep hygiene for its user.

Depression Market

Depression continues to be the leading cause of medical disability around the world. Poor efficacy, risk and adverse side effects of current anti-depressants are driving the preference for non-pharmacological therapies, which will limit growth for the pharmaceutical sector of the depression treatment market. This limitation will enhance the research and development of novel therapies that treat depression safely and effectively without adverse side effects. Historically, according to the CDC, only one-third of people with severe depression have taken anti-depressants.

Most patients with severe depression remain untreated and the potential market for a safe, effective and affordable solution is significant:

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According to the World Health Organization (WHO), globally, more than 264 million people of all ages suffer from depression

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In 2017, around 17.3 million adults age 18 or older in the United States had experienced at least one major depressive episode in the last year, equaling 6.7% of adults in the United States, according the NIMH

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Depression is also associated with increased mortality and suicide

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Relatedly, according to Fortune Business Insights, the global anxiety disorders and depression treatment market size was $8.50 billion in 2019 and is projected to reach $13.03 billion by 2027

Any decline in the depression medication market will indirectly accelerate the growth of the neurostimulator market. Based on the market data and current trends, the depression market—like the anxiety and insomnia market—has enormous potential our products.

As of 2019, our current medical device is considered a Class II device. Treatment of depression in the United States is limited to Class III devices only. Prior to 2019, our existing Gen-1 medical device had been used to successfully treat depression in the USA. The Gen-2 version of our device will be subject to approximately eighteen months of clinical study before our application for PMA from the FDA and classification as a Class III device. Following this classification, we can market our device as a treatment for depression.

Over recent years more clinical data has proven that medication approved for the treatment of depression does not provide adequate efficacy. In addition to efficacy challenges, side effects can be overwhelming for patients. Frequently, doctors will prescribe based on the least amount of side effects rather than efficacy. Because of the large number of patients struggling with major depressive disorders and treatment resistant depression, alternative treatments are currently experiencing renewed interest and growth. Specifically, neurostimulation related to electricity and magnetic pulse energy are leading the industry of medical technology for the treatment of mental health disorders.

Beginning in 2003, our device was cleared for anxiety, depression, insomnia. Over the last 17 years, providers in clinics of our technology have reported overwhelming success in their clinics from an anecdotal level with patients struggling with depression and had been resistant to medication.

Substance Use Disorders (Opioid Addiction) Market

According to the NIDA, substance use and substance use disorders cost the United States more than $740 billion a year in healthcare, crime and lost productivity costs; but dollars barely capture the devastating human cost of addiction to individuals, families and communities. According to the National Survey on Drug Use and Health, 19.7 million adults in the United States suffered from a substance use disorder in 2017.

Relatedly, drug overdose is now a leading cause of unintentional fatal injury in our nation, claiming more than 70,630 lives in the United States in 2019, as revealed by the CDC. Significantly, opioids were involved in 49,860 of these overdose deaths in 2019, accounting for 70.6% of all drug overdose deaths. According to the NIDA, between eight and twelve percent of people using an opioid for chronic pain develop an opioid use disorder. Opioid addiction also has broad implications for public health due to secondary complications of opioid use.

According to Reports and Data, the global drug addiction treatment market is forecast to reach $31.17 billion by 2027.

The current success rate of the best drug and alcohol rehabilitation facilities is minimal. This represents a significant market opportunity for our company. The disease of addiction is brain-based in its nature. Currently brain-based treatments for the disease are only available to patients who can afford long-term expensive boutique treatment centers. We intend to demonstrate that a brain-based approach to addiction treatment will enhance a patient’s success at long-term recovery. Our hypothesis is that the current pilot study design at the University California San Diego (see below) will provide a source of validation for this treatment modality in addiction. Initial anecdotal research from prior use in Europe with our products in the addiction treatment model will provide the basis of our test market.

Chronic Pain Market

Originally, our waveform was designed as an electro-analgesic for pain. This refers to the ability to electrically interrupt the pain signalling process in the brain. By interrupting the pain signalling process in the brain, our products can reduce symptoms and discomfort associated with chronic pain. By reducing the symptoms and discomfort associated with chronic pain, physicians can reduce medications and avoid dependency issues related to opiate-based medications.

According to Research and Markets, the global chronic pain treatment market is predicted to progress at a CAGR of 6.5% from 2020 to 2030 and generate revenue of $151.7 billion in 2030.

Currently, we own an electrostimulation patent for a device that will apply electrodes to the brain, spine and the place of injury. The placement of these electrodes in conjunction with our various waveforms creates an opportunity for us to treat chronic pain without medication. Upon funding, we plan to immediately develop a prototype of our existing patented design and introduce it into clinical trials for the treatment of chronic pain. In previous pilot studies, our existing Gen-1 product reduced pain in patients suffering from injuries originating in industrial accidents. However, we plan to use the new advanced waveform emitted at 15 milliamps into the new prototype pain device for new clinical trials for the treatment of chronic pain.

Alzheimer’s Disease and Dementia Market

Alzheimer’s disease is a degenerative brain disease and the most common form of dementia. Dementia is not a specific disease, but rather an overall term that describes a group of symptoms. According to the WHO, there are around 50 million people living with Alzheimer’s disease and other dementias worldwide.

Additionally, according to the Alzheimer’s Association:

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The number of Americans living with Alzheimer’s is growing and growing fast

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An estimated 6.2 million Americans age 65 and older are living with Alzheimer’s dementia in 2021

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12.7 million people age 65 and older are projected to have Alzheimer’s dementia by 2050

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$256.7 billion worth of care is provided by family members and other unpaid caregivers

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In 2021, Alzheimer’s and other dementias will cost the nation $355 billion, including $239 billion in Medicare and Medicaid payments combined. Unless a treatment to slow, stop, or prevent the disease is developed, in 2050, Alzheimer’s is projected to cost more than $1.1 trillion (in 2021 dollars)

According to Reports and Data, the global Alzheimer’s therapeutics market is projected to reach $13.57 billion by 2027 from $7.42 billion in 2019 with a substantial CAGR of 9.2% through the forecast period.

We believe our products could be leveraged to extend the quality of life for millions of people.

Products and Services

Our existing Gen-1 treatment consists of an FDA classified Class II medical device that delivers a transcranial alternating current stimulation (tACS) via disposable headset electrodes that are placed in a specific pattern on the skull of the patient. The device and disposable headset electrodes transmit a non-invasive brain stimulation using a small, pulsed electric frequency to the patient. Essentially, our device utilizes a proprietary, patented symmetrical alternating current waveform that based on responses from our clinical providers has proven to be highly effective in stimulating a positive response from the mid-brain structures associated with various mental health disorders. The current proprietary waveform at 77.5 hertz and 4 milliamps stimulates these key mid-brain structures involved in regulating neuromodulators and neurotransmitters. These neurochemicals regulate moods, emotions, sleep and cognition. Our patented waveform and electrode placement distinguish our treatment modality from all comparable electrical stimulators currently available. Our device generates a high frequency, charge balanced electrical current waveform that is applied to an array of electrodes on the head. The features of this waveform make the application of the stimulation undetectable to the human body and this technique is proprietary to our device, which enables the use of a higher current than all other devices in the market.

Our waveform stimulates the hypothalamic region of the brain and its correlating networks responsible for maintaining the functional health of the brain. A major function of the hypothalamus is to maintain homeostasis (balance) by constantly sensing and adapting to information received by the brain. When the body is faced with trauma that is associated with the “fight or flight” response, this region of the brain becomes unable to maintain normal levels of serotonin, dopamine, beta-endorphins and other neurotransmitters. The result of reduced levels of these important neurochemicals can be anxiety, insomnia, depression and other mental health disorders, the symptoms of which can increase in frequency and severity if not treated.

Clinical results indicate that 10 to 15 treatments with our existing technology, for 40 minutes per session, helps stabilize neurochemicals within the hypothalamic region of the brain, a process which has been referred to as “resetting the brain.” Early research involving cerebral spinal fluid has demonstrated that beta-endorphins increased by an average of 350% in healthy subjects following these treatments. Beta-endorphins are powerful neurohormones found in the central nervous system that help to relieve pain and stress and are also involved in other positive responses within the brain and body. The beta-endorphin response associated with the neurostimulation by our technology supports the hypothesis that our treatment is encouraging the brain’s ability to normalize neurochemicals associated with major mood disorders and mental health challenges.

Our existing treatment has been cleared in the United States for the treatment of anxiety and insomnia. Overall, Gen-1 is a safe, non-invasive, low-risk, drug-free therapy with a medical device that has proven to be effective in treating various mental health disorders.

Next Generations

We have already begun to design and develop a second Generation of our technology. Our waveform in the next Generation utilizes a new advanced waveform and increases the amperage that the device emits from 4 milliamps to 15 milliamps. Our hypothesis is that the new advanced waveform will allow us to increase the power of the device exponentially without creating any safety risks or patient discomfort. By increasing the power, our waveform can penetrate deeper into the brain and the associated structures of mental illness. This deeper penetration also enhances patient response, especially in the treatment-resistant population that normally does not respond to any current treatments for major mental health issues. Clinical providers have indicated to us a strong and positive response from treatment-resistance patients.

Our Gen-2 device has been submitted for approval in China for the treatment of insomnia depression. Our new, Gen-2 device will continue full clinical testing for approximately eighteen months to achieve PMA from the FDA as a Class III device, which we will then market for the treatment of depression in the United States.

The Gen-2 device has a fresh and modern appearance that meets the technology standards of the digital tech world of 2021. Early adopters of the Gen-1 device will be able to access additional firmware upgrades which are planned to enhance the previously purchased devices to the 15-milliamp waveform.

Our Gen-2 device is equipped with Radio Frequency Identification (RFID) technology that exchanges electrode usage data with a reader in the main device. The purpose of RFID is to track and maintain control of the proprietary single use electrode. Our electrode chip is programmed to exchange data with the device and allow activation for a single treatment with a new electrode only. This upgrade in technology also ensures the proprietary nature of the electrodes that support treatment outcomes are sustained.

We will also be developing a new headset design for our products that will offer medical professionals the opportunity to prescribe the headset device—Gen-3—for use in a patient’s home to increase access to mental health treatment. We believe that in order to preserve product safety and integrity, in the United States, the headset device will require physician oversight including prescriptions for use, monthly authorization for continued patient use and monthly physician monitoring through a Nexalin virtual clinic digital management platform.

Marketing and Growth Strategy

Sales of our products will follow a three-phase process in the United States.

Phase 1

Starting immediately in the United States, sales of the current, Gen-1 device, which is FDA cleared for anxiety and insomnia, will commence. Anxiety and insomnia are so common in our population that healthcare providers are currently actively searching for safe and effective treatment options without the negative side effects and addiction issues associated with pharmaceutical medication.

In the first year with the Gen-1 device, the sales team will employ an aggressive sales model that directly targets service providers such as licensed wellness centers and mental health clinics. The Phase 1 sales program will target specific geographic territories that will generate revenue and lay the foundation for a national marketing campaign promoting our company and products.

This initial phase will strengthen the clinical case for our treatment by organizing and structuring a portfolio of research and abstracts that originated during the research and development of the waveform. The portfolio will also include clinical summaries from current clinicals in the United States and China that are in the manuscript phase with pending applications for publication.

We will participate in virtual conventions and meetings, leverage remote sales techniques and promote our company and products in trade publication articles. As in-person events, such as trade shows, are scheduled by event organizers, we plan to fully participate. We will also utilize digital marketing services to promote our products via social media interactions.

Phase 1 Pricing

Current clinical providers of our technology pay a license fee of $995 per month and pay $6 per single use electrode. The monthly license fee agreement allows for unlimited use of the device. The only charge for use is related to the single use electrode. During the calendar years of 2019 and 2020, some providers chose to buy the device at $15,000, rather than continue to pay the monthly usage fee.

While our Phase 1 program has not officially started, we intend to rely heavily on a national sales effort which will require a sales manager and sales director. These positions will be filled after this offering.

Phase 2

The second phase of the sales plan will begin with regulatory approval of our Gen-2 device followed thereafter by manufacture of such device. All Phase 1 strategies and sales momentum will transition into the sales and marketing plan of Phase 2. Additional conventions, virtual meetings and marketing strategies will be added to the existing sales plan in Phase 1. In addition to the licensed medical professional community, our sales team will add the chiropractic community of 60,000 licensed chiropractors in the United States to the concept of targeted purchasers. Additional marketing will occur in the addiction treatment sector. All sales projections in this phase will include current sales from Phase 1, new sales from Phase 2 and a transition sales program for providers using the Gen-1 device. This is important to accurately project revenue from device sales and the recurring revenue generated from the sale of the microchipped disposable headset electrodes. The sales team has accounted for various market adjustments and attrition rates related to device sales and disposable headset electrodes sales.

The Gen-2 device upgrades are in three primary areas—the new waveform, new modern enclosure and the “chipped” single use electrodes for recurring revenue. The waveform in this Gen-2 device is powered at 15 milliamps. The enclosure for the Gen-2 device, currently in the design stage, will be released during this phase. The design will provide a fresh and modern appearance that is associated with technological standards in the digital tech world of 2022.

Our Gen-2 devices will be equipped with RFID technology that exchanges electrode usage data with a reader in the main device. The purpose of RFID is to track and maintain control of the proprietary single use electrode. Our electrode chip will be programmed to exchange data with the device and allow activation for a single treatment with a new electrode only. This ensures a recurring revenue stream on the device and protects against any generic knockoffs designed to avoid treatment costs. This upgrade in technology also ensures the proprietary nature of the electrodes that support treatment outcomes are sustained. The revenue projections in Phase 2 are based on device sales and recurring disposable electrode sales.

Phase 2 sales will include the development and launch of a “Patient Activation Program” that encourages passive patients to become active healthcare consumers interested in our treatment. This program will provide a web-based patient recruitment and management platform. The Patient Activation Program is designed as a module that will eventually plug into the virtual clinic digital cloud computing platform—to be developed as part of Gen-3—that will manage all aspects of our business model including the outpatient headset device for outpatient consumer use in the home.

Phase 2 Pricing

The Gen-2 device and the per treatment charge associated with the disposable electrode will require additional market analysis supported with data from the Phase 1 sales plan. The current stimulator market is based on two distinct market price points. The high end of the market is dominated by the Neurostar and Brainsway rTMS systems that require large capital expenses between $100,000 and $300,000 per device. The Neurostar system also requires a single use disposable magnet priced at an average of $100 per treatment. The low end of the market is dominated by small plastic handheld devices that are powered with a DC battery and are sold over the internet direct to consumers for an average of $400. Our sales plan is designed to exploit the disparity in the pricing models and will target the mid-market entry point to maximize the sales and revenue volume.

Phase 3

This phase of our sales plan provides a long-term scalable business model. Our team will have developed the foundation and marketing assets necessary to launch the new virtual clinic model that will complement the traditional clinic model. Our sales model is to have placed more than 1,000 devices on the global stage. The momentum and branding strategies of our existing providers will be leveraged to enhance the launch of the Phase 3 global sales plan. The Gen-2 device at 15 milliamps supported by the outpatient headset and our virtual clinic digital management platform is intended to disrupt the current mental healthcare model. The Gen-2 device at 15 milliamps will offer patients a cost effective and efficient treatment model for day-to-day mental health challenges. This device, with its advanced waveform, can treat existing mental health disorders associated with anxiety and insomnia. Additionally, new FDA treatment indications for depression, substance use issues associated with addiction, especially as related to opioids, and alcoholism and chronic pain will be incorporated into our treatment regimen. Additional research and treatment efficacy are being investigated in the Alzheimer’s community for patient care and management.

The Phase 3 sales plan is developed to triangulate and stimulate the physician, consumer and manufacturer relationship. Trends in healthcare indicate consumers are involved in treatment decisions that concern their mental health. Because of the advancement in healthcare technologies, home-based care with medical supervision provides patients with a cost-effective and efficient treatment option. Home-based care also avoids the stigma associated with treatment for mental health disorders. In the sales plan presented, we will have established a global “provider” network in excess of 1,000 physicians, with 800 such physicians located in the United States. We will leverage this community to immediately establish a network of physicians that prescribe our home-based devices in a virtual clinic setting. Our goal is that over 40,000 patients will have received a regiment of our treatments by the launch of the outpatient headset device and the IT management platform. Most of the patients treated would be part of a digital community that supports brand awareness and the sharing of anonymous outcomes in a social media setting. The Patient Activation Program will include a robust data gathering system on providers and patients (opt-in) that enhances all traditional marketing strategies.

At this point in the sales plan, we would have developed an extensive patient activation program that is active and driving patients to our products. This patient recruitment system will provide the marketing vehicle to launch our outpatient, home-based headset treatment device. This new treatment option would exist in addition to the clinic-based service then available. We will continue to build the provider network with our virtual and convention models. In addition to existing providers becoming “prescribers” for our home-based unit, a sales team will recruit additional physicians to become “prescribers” of our home-based unit. This allows market penetration in areas without our existing providers.

Our devices in Phase 3 will have modern aesthetics with advanced digital capabilities. In this phase, we will focus on the ability to record and transmit usage data. Advanced power management, network communication and patient-centric design will translate into improved device comfort, efficacy and consumer compliance. We will also gather data from user habits through cloud-based technology. In addition, real time patient conditions such as brain activity and biometrics will be tracked and recorded. This data will be available in our patient portal for physician monitoring. The data blueprints developed will increase our ability to penetrate the market and contribute to market valuation.

Phase 3 Pricing

A transition program for all our providers will be developed to upgrade their devices to our latest device with the advanced waveform. Depending on the final enclosure and internal hardware components, the target trade-in and transition price is $8,000 from Gen-1 providers to Gen-2 providers. Specific pricing of our Gen-2 devices at 15 milliamps will need further market analysis within six months of the launch.

Reimbursement

Reimbursement strategies for this type of technology are complex and vary from one diagnosis to another. We utilize an RFID system that will track doses delivered. This will simplify comparing our devices to pharmaceutical interventions. Beginning in Phase 1, a complete reimbursement assessment will be conducted to develop a three-year strategy to acquire reimbursement. We will employ a two-prong approach. The first prong will evaluate the clinic-based product offered by physicians. The second prong will focus on tracking usage and response from the outpatient headset model that is tracked through the virtual platform. Frequently therapies that are used in the home are not classified as durable medical equipment and will fall into a reimbursement gap without coverage. We intend to work to successfully achieve a Level 2 code under the healthcare common procedure coding system. We will work to seek reimbursement for conditions in sequence with the home based and the clinic-based unit that will maximize value of treatment from a financial standpoint as well as monitoring the response by the patient community.

Specific strategies to ensure successful reimbursement will include:

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Payer relations

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Medical policy research with the Centers for Medicare & Medicaid Services (CMS)

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CPT code analysis and applications

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Health economics analysis

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Outcomes research

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Current payer mix of comparable technologies

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Variations of coverage in clinical indications

Chinese Market

In September 2018, we entered into an agreement with Wider, pursuant to which we and Wider shall form the Joint Venture. The Joint Venture will be formed following the completion of certain funding, clinical study, and publication milestones, which Wider has undertaken. Following its formation, the Joint Venture will design and implement a comprehensive business model and distribution plan for our devices in China, Hong Kong, Macau and Taiwan. The first phase of distribution in China includes implementation of a sales strategy by Wider for mainland China and other territories serviced by Wider. In September 2021, the China National Medical Products Administration (NMPA), the equivalent of the United States FDA, granted clearance for sale of the 15 milliamps power parameters in China. No other regulatory of governmental approvals are required for the sale of our devices by Wider in China, Hong Kong, Macau and Taiwan. When the Joint Venture is formed and Wider completes sales of our devices in China, there are no regulatory or other restrictions that would restrict either (i) the transfer from China of any proceeds resulting from such sales by Wider to the Joint Venture in Hong Kong, other than standard compliance with China’s State Administration of Foreign Exchange policies, or (ii) our receipt of our share of such proceeds from Hong Kong to us in the United States. We expect to consummate the formation of the Joint Venture in the fourth quarter of 2021.

Research

Summary of Current Clinical Trials in the United States

In 2019, we began a research partnership with the University California San Diego (UCSD). Prior to the pandemic, two clinical studies were undertaken with UCSD, however, these trials were paused due to the shutdown of college campuses in California. In the summer of 2021, final contract preparations and clinical protocols began development. Contracts are expected to be signed in December of 2021 to perform special clinical trials for the treatment of anxiety and insomnia.

The first is studying the benefits of our Gen-2 device as a treatment for veterans suffering with opiate addiction. This pilot study was designed by UCSD and funded by the department of Veterans Affairs. For this opiate addiction study, the primary endpoint will be alleviating withdrawal symptoms. Secondary endpoints will include decreasing dosages of medication used in opiate addiction cessation, as well as MEG gamma band improvement.

The other study at UCSD is focused on veterans suffering from mild traumatic brain injury (mTBI) and is funded by the United States Department of Defense. One of the primary symptoms associated with mTBI is PTSD. or this mTBI study, the primary endpoint will be the assessment of reduction of post-concussion symptoms. A secondary endpoint for the study will be improvement and MEG slow-wave abnormalities. Additional studies are planned for patients and veterans with suicidal thoughts related to mTBI.

In addition to UCSD, we are in negotiations with other academics to initiate further trials to address new FDA guidelines on existing 4 milliamp and safety in our 15-milliamp Gen-2 device. These new trials will support new 510(k)s for anxiety and insomnia at 15 milliamps. These trials are supplementary to the special control trials required by the FDA.

Recently a pilot study was completed with the University of Pennsylvania (UPenn) at an inpatient psychiatric hospital in the Hackensack meridian healthcare system. The study began with 93 subject patients and was completed by 79 subject patients. The pilot data demonstrated that 73% of patients that received our treatment had a 50% reduction in depression symptoms in a 5-day treatment window. These patients were isolated and secluded in an adult treatment wing at the hospital and were possible candidates for electroconvulsive therapy (ECT). The patients in the study were not responding to medication treatment and needed to be hospitalized. The follow-up trials recommended by UPenn will build on the observations of this clinical study. In addition to the symptom reduction, other data will be researched and published on the economic savings by adding our treatment instead of continued hospitalization and possible ECT or other implant technology costs. Further trial strategies are in development to address safety with the 15-milliamp Gen-2 device.

A second clinical trial was performed at Xuanwu Hospital in Beijing, China studying our technology for the treatment of depression: “The effect of transcranial alternating current stimulation intervention on depressed patients who have never taken medication.” A total of 30 subjects were enrolled. After four weeks of tACS intervention, the remission ratio of the active group was also higher than that of the control group. In addition, the remission ratio in the fourth week was higher than that in the eighth week, indicating that the acute effect of tACS in reducing the degree of depression was obvious. With the cessation of tACS intervention, the patients’ depression levels rebounded to a certain extent at the end of the next four weeks of follow-up, that is, the eighth week, but the antidepressant effect still had a significant clinical effect and can last until the eighth week.

In conclusion, tACS has the effect of reducing depression with no obvious adverse reactions have been observed. The results of this clinical trial were recently published in the medical journal “BRAIN.” The article was accepted for publication in June of 2021. An additional insomnia trial performed in China was also accepted for publication in the medical journal "Psychotherapy and Psychosomatics” in December of 2019.

Other areas of research that will be designed and funded relate to the treatment of substance use disorders, chronic pain, Alzheimer’s disease and dementia.

Summary of Current Clinical Trial Strategy for the Joint Venture

Research and development are the fundamental core of any pharmaceutical or medical device company. Although small trials, with limited patients, can show promise for a treatment, they are generally not acceptable to the FDA for product approval. In order to commercialize a product for widespread use, multiple large-scale trials are required to demonstrate both efficacy and safety. In the past two decades, the cost of conducting such trials has more than doubled, with many small start-up companies unable to raise the necessary capital to complete these vital projects. The increase in cost reflects several variables which are required for successful clinical trial completion. The various costs can include patient recruitment and retention expenses, physician and nurse expenses, as well as the expenses of other healthcare providers. Various regulations, each more complex than the next, also have added significant cost to the process. Data collection, as well as data analysis, is also a significant portion of the study cost. Additionally, almost all studies are conducted through either a large university, with its underlying overhead for administrative costs and institutional review board approval, or through a contract research organization, which also adds significant overhead costs in addition to the hard cost of the study itself. Latest estimates for the cost per patient for an average trial is approximately $41,000 per patient.

The planned research for Joint Venture would include at least five major areas of research. These studies would be performed over approximately eighteen to twenty-four months, with the goal of publishing the findings in a peer reviewed journal. All research will be controlled by our team, with all trial designs requiring written final approval by our Chief Medical Officer. Clinical updates will be required every two weeks. Frequent in-person inspections will also be performed to ensure the integrity of the research efforts.

In addition to clinical trial work in China and current studies in the United States required by the FDA, further proposed studies will evaluate a large cohort of patients with depression. Clinical providers have indicated to us a strong and positive response from treatment-resistance patients. This trial would include a double-blind study design with active and sham group treatment. These patients would be selected for treatment for major depressive episodes. Patient selection screening will evaluate over 200 subjects in order to acquire the number of patients needed for a successful trial. Each patient, upon enrollment, will be evaluated extensively prior to initiation of therapy. Patients will be treated a minimum of 15 separate times, with each visit requiring pre- and post-test screening. Moreover, upon completion of therapy, post-test examination will be performed not only immediately thereafter but also over the course of three months to establish not only efficacy but durability of the treatment. Since recent regulatory changes by the FDA require submission of new clinical studies for continued approval of treatment of depression, the results would further bolster our FDA approval process demonstrating both safety and efficacy. We anticipate a large trial, with approximately 100 subjects, randomized to active and placebo treatment. In the United States, a trial of this magnitude would cost between $1.2 million and $1.8 million, if performed at a leading research hospital. Furthermore, for this particular trial, we will be seeking patients who are pharmaceutically naïve, i.e., patients who have never received antidepressant pharmaceuticals. In the United States, this is a difficult study to populate, as the prevalence of antidepressants in our society leads to very few patients who have not previously received such drugs.

One of the areas of brain stimulation which shows promise is the area of improvement of memory and heightening of mental acuity. Learning can be improved when certain neural circuits are stimulated. Our aim is to demonstrate the effectiveness of our product in memory and learning skills. This study will be conducted in China and will be designed to demonstrate increased capacity for memory and learning with the addition of proper brain stimulation. The study will incorporate multiple patient tasks including both memorization tracking as well as evaluating improvement in physical dexterity. The goal of this research is to have a handheld, at-home device for students as well as adults. We anticipate 40-60 patients for the segments of the trial. Current plans are to have at least two different trials, one with memory assessment and the other with manual dexterity evaluation. The trials are difficult to perform, requiring significant hands-on proctorship for each patient. Wider will cover all costs associated with the research required for the consumer product for students in China. These trials will support an aggressive distribution model for the product directly to the consumer in China for the enhancement of memory and learning.

There are multiple transcranial stimulation devices on the market. Few have been studied in terms of their neurophysiology. One of the areas that we wish to explore is the activation of various areas of the brain following stimulation with our device. This evaluation would be performed with sophisticated fMRI equipment evaluating areas of neuronal stimulation, both within the deep and superficial regions of the brain. Blood flow activation models will demonstrate, using sophisticated fMRI mapping, the targeted areas for the brain, looking for both areas of stimulation and neural network changes. Additionally, we will utilize PET scanning to evaluate changes in brain function and activity. Measurements of GABA, an inhibitory neuron chemical, as well as glutamate, an excitatory transmitter, will be performed. Such trials are expensive by definition, as the cost of fMRI as well as PET scanning are quite high. The cost of one small 10-person trial would border on $40,000 or more per patient for the radiotracers and scanning times, as well as patient recruitment. We estimate the cost of this trial would be in excess of $800,000.

Transcranial stimulation as it affects neuronal function has been studied in multiple diseases. One of the most challenging today is Alzheimer’s disease. As the population’s longevity increases, the disease affects a greater number worldwide. Animal research has shown some promise with various wavelength stimulations of the brain in potentially slowing the progress of the disease.

At the start of 2021, an Alzheimer’s specific clinical trial was underway in China: “Transcranial alternating current stimulation for patients with mild Alzheimer’s disease.” Extensive cognitive pre- and post-evaluations are being performed at the beginning and conclusion of the study, with less rigorous evaluations before and after each therapy session. To date, ten subjects have undergone radioisotope C-11PIB PET-MR examination, thirty-six subjects have undergone MR EEG examination, thirty-four subjects have completed treatment and twenty-one subjects have completed the follow-up. This clinical trial is in progress and expected to be completed in the fourth quarter of 2021.

Given the nature of their illness, the patients in this study require skilled nursing assistance throughout the study, increasing costs considerably. Estimated cost for completion of this study is approximately $22,000 per patient. We estimate the cost of this trial to be $1.2 million, with such cost being borne solely by Wider as part of the Joint Venture.

A final area of study would include evaluation of chemical changes within the brain following transcranial stimulation. Chemicals, which are naturally formed in the brain, control many of our moods and thoughts, modulating feelings of pain, depression and generalized mood. These substances also drive cravings in substance use disorders. One of the areas of research would be to validate changes in cerebrospinal fluid demonstrating serotonin levels. Serotonin is a “feel good” chemical which has also been associated with learning. Other chemicals, such as dopamine, act in a reward center mechanism. Additionally, certain other neurons require specific chemicals to either fire or be inhibited from firing. These areas can be explored through both chemical testing of bodily fluids and utilizing specific radioactive markers in the brain for evaluation with PET MRI scans. Current research plans would allow us access to such sophisticated diagnostic equipment to conduct multiple clinical investigations accordingly. This study would require invasive testing, including blood sample drawings as well as lumbar punctures. These invasive tests will be repeated multiple times upon the same patient, making study recruitment challenging. Estimates for a 20-patient trial are approximately $21,000 per patient, and the total cost of this trial would be in excess of $400,000.

The estimated total investment value of the four clinical trials in China is in excess of $4.8 million, with such costs being borne solely by Wider as part of the Joint Venture.

Development

Devices

Our engineering team is currently working on the design of new generations of the Nexalin clinical device, an outpatient device and a consumer device. These new Nexalin devices will include new enclosures, proprietary disposable headset electrodes for revenue control and modern consumer headsets. These new generations of devices will utilize a new advanced waveform with power increased to 15 milliamps. Our team projects an eight- to twelve-month timeline for design and manufacturing files to be completed and prototypes to be tested. A new regulatory and clearance filing with the FDA will require nine to twelve months. A transition plan will support the introduction of the Gen-2 device into the sales model that will be established during Phase 1.

The next stage for our business in China is to design and manufacture a consumer-based device that can be easily acquired at an affordable price point. The engineering team is designing the new device to market and distribute in the China market for memory enhancement. This consumer device and sales plan will add an additional scalable revenue track. Our engineering and design team will design the headset to administer the Nexalin waveform at the precise areas of the brain that have proven clinical efficacy.

The consumer headset will make use of our investment in the virtual clinic digital management platform. The users will be able to download an application to their mobile devices that will gather data associated with user habits and the initial response to the treatment by the client. The Nexalin app will then communicate with a cloud-based program created to support and modify future waveform and treatment recommendations.

Virtual Clinic Digital Management Platform

We look to capitalize on the post pandemic digital health model. Our team began researching IT digital development firms at the beginning of the pandemic. We have now completed our research and bidding process and have begun contract negotiations with a leading IT design team to begin work on an advanced, proprietary IT management platform that will eventually manage all aspects of the Nexalin clinic model. The vision is to implement a virtual clinic model that will enable providers and clinics to integrate remote outpatients into an overall treatment process. Our IT platform goes well beyond telehealth and is designed to support all aspects of the treatment model in conjunction with various data sets to support marketing, data collection and patient monitoring. Our digital management platform will manage the entire clinical and outpatient headset business model. The proprietary IT platform will manage all aspects of a new virtual health center related to safe and effective treatment for mental health. As the development of the new generations of our devices and the outpatient headset are developed, the digital platform will eventually manage and triangulate the relationship between the medical professional, the patient and the manufacturer. The digital platform will handle logistics, data collection and user experience data for clinical evaluation. Additionally, there will be an app that the patients will install on their phones that will communicate with the outpatient headset. The app will upload user information that is HIPAA compliant to the IT management platform. Modules will be designed and implemented in the platform to collect biometric data. The biometric data will be utilized to evaluate patient response. A symptom exam for additional clinical validation will also be offered in the app. All data and user information will be stored in a secure, HIPAA compliant cloud computing center and access to the information will be managed through a secure and compliant dashboard management system. The medical professional will have access to all data to monitor outpatient experience, client response and general health and wellness information.

We will leverage our IT investment to create a lead management system for mental health clinics connecting prospective patients with providers. The medical professional will be able to engage in a telehealth virtual appointment with prospective patients to complete an evaluation and assess whether the patient is a candidate for the outpatient headset program. After the professional approves the device for the patient, we will automatically prepare shipment of the device directly to the outpatient consumer from the manufacturer. We will have an internal department to monitor shipment, and to answer questions through a help desk on how to set up and use the device. The medical professional can be reimbursed for the virtual appointment via the outpatient’s insurance for telehealth care which is becoming part of the new normal in the post-pandemic, digital-health world.

Additional design and implementation of modules related to social media marketing, bio-metric data collection and user experience will eventually complete the design of the IT management platform.

Manufacturing

In December 2021, we entered into a quality assurance agreement with Apical Instruments, an FDA-registered manufacturer, to ensure quality assurance of our products. We currently have enough design and manufacturing support to meet all projected company design and sales goals. Our regulatory team works closely with the Apical quality team to ensure all current compliance and testing standards are adhered to. All distribution channels will rely on a collaboration of the Apical and Nexalin teams.

Regulatory Strategy

Our Gen-1 device was originally cleared by the FDA for the treatment of anxiety, insomnia and depression through our 510(k) application. Section 510(k) of the Federal Food, Drug and Cosmetics Act or FFDCA, involves an application submitted to the FDA that demonstrates a medical device is safe and effective because it is substantially equivalent to another legally marketed device that has been cleared previously by the FDA for the same treatment indication. At the time of that original clearance, the 510(k) submission did not require specific clinical data related to the technology in the submission document. Nexalin is classified at the FDA as a CES device. The CES device category in general was classified as a high-risk Class III medical device. Historically a Class III medical device would require a PMA. A PMA is the FDA process of extreme scientific and regulatory review to evaluate the safety and effectiveness of any Class III medical device. The CES device category of medical devices was exempt from the PMA process and allowed the 510(k) application for treatment without scientific data. The PMA process for a Class III medical device requires twelve to eighteen months and a capital investment that frequently exceeds $1.5 million for each treatment indication. The process of amending a current 510(k) application with new clinical testing data that provides evidence of effectiveness can be completed in six to eight months and requires a capital investment of $300,000 to $500,000.

Beginning in 2016, the FDA began to hold public comment periods to support possible reclassification of CES devices to a Class II medical device. This decision would essentially lower the risk category of CES devices. On December 20, 2019, the FDA issued new rulings related to CES devices for the treatment of anxiety, depression and insomnia. Depression treatment with CES devices will remain a Class III medical device and will now require a full PMA that provides definitive clinical trial evidence of effectiveness and safety. We have made a strategic decision to file a new PMA for the treatment of depression with the Gen-2 device that administers a new advanced Nexalin waveform at 15 milliamps. The Gen-1 device currently is cleared by the FDA at 4 milliamps. We will not file a PMA on the Gen-1 4 milliamps device for depression.

For the treatment of insomnia and anxiety, the FDA will not require a PMA application; however, it will require our company to amend our current 510(k) application on the Gen-1 device with new clinical testing data that provides evidence of effectiveness. The deadline for submitting this clinical testing data was December 19, 2020. As a result of the pandemic, this deadline has been extended. The Nexalin regulatory team began communicating with the FDA in late 2020 to outline possible timelines for clinical trials that will begin as the country reopens so that patients can safely participate in our clinical trials. We will continue to market the Gen-1 device for the treatment of anxiety and insomnia until the amended 510(k) application is provided to the FDA and approved. We have engaged in “pre-sub” meetings and are in the FDA comment period related to the special control trials for existing treatment indications of anxiety and insomnia. All of our protocols and contracts are in final preparations with UCSD’s legal and regulatory teams. A second meeting with the FDA has been scheduled to inform it of changes in the protocols. The FDA has not officially provided us with any deadline related to the amendment of our current 510(k) application. We anticipate a second meeting the FDA in early 2022 for the submission of final protocols for the FDA’s review and approval.

Beginning in the third quarter of 2021, we will begin designing and implementing two new clinical trials on its Gen-2 15 milliamp device for the treatment of anxiety and insomnia. Additionally, we will design a new clinical trial strategy with its new Gen-2 device at 15 milliamps for the treatment of major depressive disorder (MDD). Our regulatory team has engaged in “pre-sub” meeting with the FDA to begin soliciting guidance on the new PMA for the treatment of depression.

Intellectual Property

Our commercial success depends in part on our ability to: obtain and maintain proprietary or intellectual property protection for our products, our core technologies and other know-how; operate without infringing on the proprietary rights of others; and prevent others from infringing on our proprietary or intellectual property rights. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, we rely on trade secret protection and confidentiality agreements to protect our interests. We require our employees, consultants and advisors to enter into confidentiality agreements prohibiting the disclosure of confidential information and requiring disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

We file patent applications directed to our key products to establish intellectual property positions. These patent applications are intended to protect these products as well as their uses in the treatment of diseases.

The intellectual property portfolios for our most advanced products are summarized below.

Patents

We are the owner and inventor of one existing patent and five pending patents related to the electro-stimulation techniques related to our products and services. Our current patents cover a therapeutic electro-stimulation apparatus (the medical device) and the software used to create and administer the stimulation to the patient.

Recently, we developed a strategy to create a broad intellectual property estate focused on the stimulation techniques that our current technology is based on. Our legal team is currently working closely with our engineers on new claims and device improvements. These designs and claims will support a new portfolio of provisional patents related to non-invasive neurostimulation of the brain with specific arrays of frequencies and triangulating electrode placement.

INTELLECTUAL PROPERTY MATRIX

December 15, 2020

CASE	TITLE / MARK COUNTRY / TYPE	IN THE NAME OF	SERIAL NO. FILING DATE	PAT. / REG. NO. ISSUED DATE	STATUS
NEXAL-001A	TRANSCRANIAL ELECTROSTIMULATION APPARATUS AND METHOD U.S. Non-Provisional	Nexalin Technology, Inc.	10/075,675 02/15/2002	6,904,322 06/07/2005	ISSUED all maintenance fees paid Expires 08/02/2023
NEXAL-002A	MULTI-CHANNEL ELECTROSTIMULATION APPARATUS AND METHOD U.S. Non-Provisional	Nexalin Technology, Inc.	11/820,844 06/19/2007	7,769,463 08/03/2010	ISSUED 3rd Term Maintenance Fee Due 08/03/2022
NEXAL-003T	NEXALIN TECHNOLOGY U.S. Trademark	Nexalin Technology, Inc.	86/741,415 08/29/2015	4,936,260 04/12/2016	REGISTERED Section 8 & 15 Due 04/12/2022
InternationalClass010: Electrotherapy and medical devices for providing transcutaneous and transcranial electrical stimulation
NEXAL-004T	U.S. Trademark	Nexalin Technology, Inc.	86/741,418 08/29/2015	4,936,261 04/12/2016	REGISTERED Section 8 & 15 Due 04/12/2022
InternationalClass010: Electrotherapy and medical devices for providing transcutaneous and transcranial electrical stimulation
NEXAL-005T	NEXALIN U.S. Trademark	Nexalin Technology, Inc.	87/610,810 09/15/2017	5,547,368 08/21/2018	PENDING Section 8 & 15 Due 08/21/2024
International Class 010: Electrotherapy and medical devices for providing transcutaneous and transcranial electrical stimulation
CASE	TITLE / MARK COUNTRY / TYPE	IN THE NAME OF	SERIAL NO. FILING DATE	PAT. / REG. NO. ISSUED DATE	STATUS
NEXAL-008N	TRANSCRANIAL ALTERNATING CURRENT DUAL FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR ANXIETY, DEPRESSION, AND INSOMNIA (ADI) U.S. Provisional	Nexalin Technology, Inc.	63/054,955 07/22/2020	n/a
NEXAL-008A	TRANSCRANIAL ALTERNATING CURRENT DUAL FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR ANXIETY, DEPRESSION, AND INSOMNIA (ADI) U.S. Non-Provisional	Nexalin Technology, Inc.			In process to be prepared and filed priority deadline 07/22/2021
NEXAL-009N	TRANSCRANIAL ALTERNATING CURRENT DYNAMIC FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR ALZHEIMERS AND DEMENTIA U.S. Provisional	Nexalin Technology, Inc.	63/054,964 07/22/2020		Non-provisional application filed, see NEXAL-009A
NEXAL-009N2	TRANSCRANIAL ALTERNATING CURRENT DYNAMIC FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR ALZHEIMERS AND DEMENTIA U.S. Provisional	Nexalin Technology, Inc.	63/061,255 08/05/2020		Non-provisional application filed, see NEXAL-009A
NEXAL-009A	TRANSCRANIAL ALTERNATING CURRENT DYNAMIC FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR ALZHEIMERS AND DEMENTIA U.S. Non-Provisional	Nexalin Technology, Inc.	17/116,233 12/09/2020		Pending; Expedited Foreign Filing License Granted
NEXAL-009RC	TRANSCRANIAL ALTERNATING CURRENT DYNAMIC FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR ALZHEIMERS AND DEMENTIA Chinese Non-Provisional	Nexalin Technology, Inc.			In process to be prepared and filed priority deadline 07/22/2021

CASE	TITLE / MARK COUNTRY / TYPE	IN THE NAME OF	SERIAL NO. FILING DATE	PAT. / REG. NO. ISSUED DATE	STATUS
NEXAL-009PC	TRANSCRANIAL ALTERNATING CURRENT DYNAMIC FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR ALZHEIMERS AND DEMENTIA PCT Application	Nexalin Technology, Inc.			In process to be prepared and filed priority deadline 07/22/2021
NEXAL-010N	TRANSCRANIAL ALTERNATING CURRENT DYNAMIC FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR OPIOID USE DISORDER (OUD) AND SUBSTANCE USE DISORDER (SUD) U.S. Provisional	Nexalin Technology, Inc.	63/054,973 07/22/2020
NEXAL-010A	TRANSCRANIAL ALTERNATING CURRENT DYNAMIC FREQUENCY STIMULATION (TACS) SYSTEM AND METHOD FOR OPIOID USE DISORDER (OUD) AND SUBSTANCE USE DISORDER (SUD) U.S. Non-Provisional	Nexalin Technology, Inc.			In process to be prepared and filed

Our legal team will file additional provisional and non-provisional patent applications and copyright protection pertaining to future Generation technology, proprietary software and trademarks. The patent claims associated with the non-provisional patent applications will be defined and prepared in the filings. The intention is to build an intellectual property portfolio asset. Future research and development projects related to advancements in neurostimulation and neuromodulation technology will be identified and investigated for future patent filings.

Patent Term and Term Extensions

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is twenty years from the earliest effective filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office, or the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met.

Similar provisions are available in foreign jurisdictions to extend the term of a patent that covers an approved product. In the future, if and when our products receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each product and other factors. The expiration dates referred to above are without regard to a potential patent term extension or another market exclusivity that may be available to us. However, we cannot provide any assurances that any such patent term extension of a foreign patent will be obtained and, if obtained, the duration of such extension.

Our patents and patent applications are subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”

Trademarks, Trade Secrets and Know-How

Our trademark portfolio currently consists of registered trademark rights for the mark NEXALIN TECHNOLOGY in the United States. In connection with the ongoing development and advancement of our products and services in the United States and various international jurisdictions, we routinely seek to create protection for our marks and enhance their value by pursuing trademarks and service marks where available and when appropriate. In addition to patents and trademark protection, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by using confidentiality agreements with our commercial partners, collaborators, employees and consultants, and invention assignment agreements with our employees. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

We plan to be the leader in brain-based health. We compete with traditional pharmaceutical therapies. All of these have side effects, such as drug dependency as well as adverse health risks.

We also compete with several neurostimulators at the high and low end of the market as well as implanted devices. All have either a high-risk profile or uncomfortable side effects with moderate efficacy. Our products were designed as a cost-effective option to all current reimbursed treatments available to the patient.

We believe that existing neurostimulation products are either high risk, high cost and difficult to administer. In addition, they are invasive, frequently requiring surgery and multiple visits to a physician. Since many of the conditions requiring ongoing treatments, the difficulty and cost of administering them make them of limited utility for broad application.

Our researchers and developers understood that specific electrical waveforms with specific frequencies that mimicked the natural electricity in the brain was the future of the treatment of mental health issues and health issues related to the nervous system. After successful research on rabbit brains and then human subjects, a new waveform was designed that utilized the alternating current and frequency patterns that evoked a specific chemical response associated with mental health.

To ensure the integrity of the waveform and penetration into deep mid-brain structures, the waveform needed to be undetectable to the human body. This refers to the alternating current configuration of the patented waveform. This would eliminate the major downfall with other stimulators that are limited in power because of patient discomfort associated with the treatment. A triangulating electrode system was also designed to ensure the entire brain was stimulated rather than a targeted area that may not be associated with the mental disorder. The specifics of our waveform are covered in our patents.

Pharmaceuticals

Drug-based therapies are sometimes associated with side effects, including drug dependency and additional adverse health risks. Pharmaceuticals include SSRIs, narcotics and benzodiazepines, all of which have issues with tolerance, dependence and withdrawal. Narcotics and benzodiazepines moreover have addictive properties. All these medications also raise significant issues when long-term use builds up tolerance in the body. This tolerance then requires more of the same medication or additional medications to achieve the same effect. With each medication stacked, a new set of side effects can occur.

Numerous reviews of clinical data have exposed lower overall effectiveness than the original data first published when the medication was introduced. In fact, most popular antidepressant studies with negative outcomes have never been published. According to a study in the New England Journal of Medicine, and then reported in the New York Times, based on the published literature, it appeared that 94% of the trials conducted on antidepressant agents were positive. The study in the New England Journal of Medicine found, however, that by contrast, the FDA analysis, which included studies that were not published, showed that 51% were positive. Many studies that have negative outcomes are never published and are removed from public access. This approach to publishing only positive clinical studies and then engaging in major media marketing campaigns has contributed to a prescription medication epidemic. In addition to patients that do not respond to psychiatric medications, there is another population of patients that report that side effects overwhelm any benefits the medications may offer.

After decades of prescription abuse by certain industry professionals, patients are now seeking alternative treatments that are effective without the serious side effects. Consumer influence and awareness, accompanied with digital technology advancements, are driving many physicians to adopt new treatment modalities like neurostimulators supported with lifestyle changes.

Antidepressants such as Prozac, Paxil, Zoloft, Celexa, Lexapro, Effexor, Pristiq, Wellbutrin and Cymbalta are probably the most studied antidepressants, but the following observations apply to most or all antidepressants: these drugs produce long-term apathy and loss of quality of life; they frequently produce a generalized loss of motivation or interest in many or all aspects of life; they frequently cause irreversible dysfunction and loss of interest in sexuality, relationship and love; withdrawal from all antidepressants can cause a wide variety of distressing and dangerous emotional reactions from depression to mania and from suicide to violence; after withdrawal from antidepressants, individuals often experience persistent and distressing mental and neurological impairments; and some people find antidepressant withdrawal to be so distressing that they cannot fully stop taking the drugs.

Benzodiazepines (benzos) or anti-anxiety drugs such as Xanax, Klonopin, Ativan, Valium, Librium, Halcion and others are nicknamed “benzos”. Benzos have been found to deteriorate memory and other mental capacities. Human studies demonstrate that they frequently lead to dementia after longer-term exposure. After withdrawal, individuals exposed to these drugs may also experience multiple persisting problems, including memory and cognitive dysfunction, emotional instability, anxiety, insomnia and muscular and neurological discomforts. Mostly because of severely worsened anxiety and insomnia, many cannot stop taking them and become permanently dependent.

Sleep Aids, such as Ambien, Intermezzo, Lunesta and Sonata, pose similar problems to the benzos, including memory and other mental problems, dependence and painful withdrawal. They can cause abnormal mental states and behaviors, including sleepwalking. Insufficient data is available concerning brain shrinkage and dementia, but these are likely outcomes considering their similarity to benzos. Recent studies show that these drugs increase death rate, taking away years of life, even when used intermittently for sleep.

Psychiatric medication will always be a part of the global mental health treatment model. However, more consumers are aware of the risks and issues with these medications. From a global perspective, for various reasons, other societies are not as dependent on the pharmaceutical medication model. Subsequently, consumer and physician trends now demonstrate demand for effective treatments without the risk and adverse side effects typically associated with drugs. In addition, the long-term costs associated with medication will eventually find their way into the treatment strategy of the world’s leading economies.

Neurostimulation Technology

Electroconvulsive Therapy

ECT is a medical treatment most commonly used in patients with severe major depression who have not responded to medication. The procedure is done under general anesthesia in which electric currents are passed through the brain that intentionally trigger a seizure. During the recovery phase of the induced seizure, the brain experiences a normalizing response in dysregulated areas of the brain associated with the mental disorder. Some have referred to this response as a “reset” in the brain.

The procedure can be effective with chronic MDD and suicidal patients. Surveys in the medical community indicate that the use of ECT remains controversial. As of 2001, it was estimated that about one million people receive ECT annually and that number will continue to escalate as major pharmaceutical companies abandon the anti-depressant market due to high research and development costs and lack of efficacy. According to published studies, the overall remission rate for patients given a round of ECT treatment was 50.9%. All literature on ECT states that most patients will still need medication.

Side effects of ECT may include:

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Headache or muscle ache in the hours following treatment

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Confusion shortly after treatment

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Short- or long-term memory loss

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Cognitive impairment

The cost of ECT is estimated at $3,000 per session with eight to twelve sessions normally required. Including the costs of the procedure room, nursing staff and anesthesiologist, the average cost for a complete ECT program is $25,000. ECT is usually administered three times a week, on alternate days, over a course of two to four weeks.

ECT is for non-responders to medication who are diagnosed with severe mental disorders. It is the only real option for patients who have failed to find relief under the medication model and are still struggling. We believe that our opportunity comes from the fact that a majority of the population that is diagnosed with one of the major mood disorders either will not respond to medication or the side effects will overwhelm the benefits of the medications. Most of these patients will not have a mental disorder that is severe enough to warrant ECT, but some have decided to proceed with ECT anyways because, until recently, it was the only alternative treatment available. This population of patients that are looking for alternatives to medication is the primary focus of our marketing strategy.

Vagus Nerve Stimulation

The vagus nerve stimulation device consists of a generator the size of a matchbox that is surgically implanted under the skin below the person’s collarbone. Lead wires from the generator are tunnelled up to the patient’s neck and wrapped around the left vagus nerve under the skin. When activated, the device sends electrical current along the left vagus nerve to the brainstem, which then sends signals to certain areas in the brain. Follow-up surgeries are required to replace the battery for the stimulation device.

Some of the side effects and health problems associated with implanted vagus nerve stimulation devices can include:

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Voice changes

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Hoarseness

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Throat pain

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Cough

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Headaches

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Shortness of breath

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Difficulty swallowing

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Tingling or prickling of the skin

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Insomnia

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Worsening of sleep apnea

The cost of vagus nerve stimulation is estimated at $25,000 including implant and surgery expenses.

Deep Brain Stimulation

Deep brain stimulation (DBS) has primarily been used for treating Parkinson’s disease. However, DBS is now offered to treatment resistant patients with severe depression and suicidal intentions. The DBS system consists of three components: the implanted pulse generator (IPG), the lead and an extension. The lead is connected to the IPG by an extension, an insulated wire that runs below the skin, from the head, down the side of the neck. All three components are surgically implanted inside the body.

A hole about 14 mm in diameter is drilled into the skull and the probe electrode is inserted into the brain. The exact mechanism of action of DBS is not known. Its direct effect on the physiology of brain cells and neurotransmitters is currently debated, but it operates by sending high-frequency electrical impulses into specific areas of the brain. Generally, DBS is associated with 30–60% improvement in clinical evaluations.

Cost of DBS is reported to be between $50,000 and $60,000 to implant.

Transcranial Direct Current Stimulation

tDCS is a contemporary, portable, non-invasive neurostimulator technique that delivers a low electric current to the scalp. A fixed current between 1 and 2 milliamps is typically applied. tDCS works by placing a positive (anode) and negative (cathode) current via electrodes to an area of the scalp or clips to the earlobe. The positioning of the anode and cathode electrodes is used to influence the direction of the current. The placement of these electrodes sets up a targeting system to stimulate a specific area of the brain that the clinician feels is the cause of the reported symptoms. The current delivered by tDCS is not considered strong enough to trigger an action potential in a neuron. The power of tDCS is limited in treatment due to the patient threshold of discomfort and pain are primarily due to the voltage carried in the DC current that is very uncomfortable to the patient. This limited power also makes it difficult to effectively stimulate deep areas of the mid-brain associated with trauma and various mood disorders.

Over the last ten years, several new manufacturers have attempted to improve the tDCS technology with various types of electrode placement patterns. Additionally, academic researchers have started studying tDCS in a controlled setting to catch up with the evolving neurostimulation industry. These same academic communities have developed strategies to isolate the newer tDCS technology from the hand-held plastic battery devices sold on the internet. These internet devices have created a lot of negative impressions in various professional communities. These impressions are the result of small manufacturers selling portable pocket devices they claim will treat, and sometimes cure, major mental health disorders. They have no medical or clinical supervision. A patient can buy the device and inject electricity from a battery into the skull without clinical oversight. The low efficacy is usually at the same level as the “placebo” response. Placebo implies that some patients will have a positive response just by having an expectation of treatment. The manufacturers of these devices often place a medical professional’s name on their website along with the results of a private study that states the device works and is safe to help build credibility among consumers.

The costs of the hand-held plastic battery devices sold on the internet usually range from $50 to $600 each.

Transcranial Magnetic Stimulation

TMS is indicated for the treatment of MDD in adult patients who have failed to receive satisfactory improvement from prior antidepressant medication in the current episode. The FDA requires that the patients’ eligibility for TMS is based on their failure to respond to medication before they qualify for TMS.

TMS treatment emerged in the 1990s. Over the next decade, the venture capital and private equity investment community invested over $400 million into the validation and clinical strategy of TMS. A large percentage of these investors are closely tied to the pharmaceutical industry. The TMS clearance from the FDA supports the pharmaceutical treatment model first and then allows the TMS technology to step in when the medication model fails. The evolution of the TMS technology and marketing strategy has shifted the conversation and the acceptance of non-invasive stimulation of the brain for mental health disorders. The TMS industry business model requires an expensive investment and capital risk by the prescribing physician. The investment costs are then passed on to the patient and the payer community.

The TMS technology uses strong magnetic pulse energy that is induced by electrical current in a magnetic coil. The curved magnetic coil is positioned lightly on the head in the area of the brain associated with mood disorders. During the treatment the patient will hear a clicking sound and experience a tapping sensation on the head associated with the pulsed magnetic energy distributed from the coil. TMS therapy takes twenty to forty minutes and is administered five days a week for approximately four to six weeks.

The effectiveness of TMS is subject to debate. The accepted rate of response varies from 35% to 60% depending on the structure and site of the study. The data for rTMS is robust and supports a reimbursement co-pay from the insurance companies depending on the policy and the carrier.

Some of the side effects associated with TMS can include:

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Fainting (rare)

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Seizure

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General discomfort

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Pain and headaches at treatment site on scalp

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Hypomania, meaning behavior that is noticeably different from the person’s typical behavior

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Cognitive change

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Impaired working memory

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Hearing loss (rare)

The Neurostar rTMS device cost ranges from $90,000 to $110,000. The disposable is a small single use magnet that attaches to the magnetic coil and is priced to the physician at approximately $100 each. The cost of rTMS devices without a disposable can range from $50,000 to $300,000.

The cost to the patient ranges from $6,000 to $12,000 for a complete round of TMS treatments.

Clearly the rTMS (Neurostar and Brainsway) community is the high end of the market for several reasons outlined in this document. Because of issues related to efficacy, safety, side effects and financial investment, we believe that this therapy will occupy a specialized niche of the market.

Psychotherapy

Psychotherapy, or talk therapy, is another treatment modality that has traditionally been used to treat certain mental health disorders. The structure and frequency of psychotherapy implemented to treat any given mental health issue varies tremendously depending on the provider, patient and circumstances of the mental health issue. Barriers to the use of psychotherapy, however, include concerns related to stigma, accessibility, efficacy and costs.

Psychedelics

The use of psychedelics, like psilocybin, to treat certain mental health disorders is emerging as a new treatment modality in this field. However, barriers to such therapeutic drug use include concerns related to stigma, efficacy, safety and regulatory complexities.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, recordkeeping, promotion, advertising, distribution, marketing and export and import of products such as those that we have developed and are developing. The FDA previously regulated our Gen-1 device as a medical device through a 501(k) clearance, however, our Gen-2 device will require a PMA. We will work with FDA to update our 501(k) application and obtain a PMA, as needed.

We may also be subject to United States federal, state and local laws and regulations designed to prevent healthcare fraud and abuse, protect privacy, the environment and our domestic technology from unintended foreign exploitation and regulate certain business practices. We believe that our policies, practices and procedures are properly designed to prevent unreasonable risk related to these areas and consequential financial liability. Our operations may also be subject to various regulations under federal laws regarding the international transfer of technology, as well as to various federal and state laws related to business operations. In addition, we may be subject to federal contracting procedures, audit and oversight. Compliance with all of these laws, regulations and requirements has not had, and we believe will not have in the future, material effects on our capital expenditures, earnings or competitive position.

Medical Device Regulation

Medical devices commercially distributed in the United States require either FDA clearance of a 510(k) premarket notification submission, granting of a de novo request or PMA, unless an exemption exists. Under the FFDCA, as administered by the FDA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Regulatory control increases from Class I to Class III.

Relevantly, Class II devices are moderate risk devices and are subject to the FDA’s general controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Such special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. Most manufacturers of Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FFDCA requesting permission to commercially distribute the device.

Class III devices are deemed the highest risk devices by the FDA and generally include life-sustaining, life-supporting or some implantable devices or devices that have a new intended use or use advanced technology that is not substantially equivalent to that of a legally marketed device. Class III devices require a PMA. For a device that is Class III by default (because it is a novel device that was not previously classified and has no predicate), the manufacturer may request that the FDA reclassify the device into Class II or Class I via a de novo request.

To obtain 510(k) clearance, a premarket notification submission must be submitted to the FDA demonstrating that the proposed device is substantially equivalent to a predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I (e.g., via the de novo classification process), or a device that was previously cleared through the 510(k) process. The FDA’s 510(k) review process usually takes from three to six months but can take longer.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo request or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo, or a PMA in the first instance. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until FDA has cleared or approved a 510(k), de novo or PMA for the modification.

The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain, among other things, a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Following receipt of a PMA submission, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA application constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use.

Like in the context of 501(k) clearances, certain changes to an approved device, such as changes in manufacturing facilities, methods or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation and technical basis of operation, or when the design change is so significant that a new Generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical evaluations of investigational devices to determine safety and effectiveness must be conducted, unless exempt, in accordance with the FDA’s investigational device exemption (IDE) regulations. If the device presents a significant risk to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health or otherwise presents a potential for serious risk to a subject. Clinical trials must further comply with the FDA’s good clinical practice regulations for institutional review board approval and for informed consent and other human subject protections

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. Relatedly, the FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions.

Other Healthcare Laws

Medical device developers are often subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, United States federal anti-kickback, fraud and abuse, false claims, civil monetary penalties, consumer fraud, pricing reporting, data privacy and security and transparency laws and regulations as well as similar foreign laws in the jurisdictions outside the United States. Similar state and local laws and regulations may also restrict business practices in the medical device industry, such as: state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities or that require the registration of medical device sales representatives; state and local laws that require the registration of medical device sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts. Violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and imprisonment.

Healthcare Reform Efforts

The United States is considering, and has recently enacted, several legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policymakers, providers, payors and consumers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, promoting value-based care and coordination, improving quality and expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may change potential coverage of or alter possible reimbursement for the services and treatments associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

Historically, for example, the implementation of the ACA changed healthcare financing and delivery by both governmental and private insurers substantially and affected medical device manufacturers significantly. The ACA imposed, among other things, a 2.3% federal excise tax, with limited exceptions, on any entity that manufactured or imported Class I, II and III medical devices offered for sale in the United States that began on January 1, 2013. Through a series of legislative amendments, the tax was suspended for 2016 through 2019 and ultimately repealed. As a result of the repeal and the prior moratorium, sales of taxable medical devices after December 31, 2015 are not subject to the tax.

Other legislative changes that have been proposed and adopted since the ACA was enacted have, among other things, included reductions to CMS payments to providers and impacted healthcare financing generally.

Chinese Laws and Regulations

To market and sell our products in China and any other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements, such as the NMPA which is responsible for the registration of medical devices for the Chinese market. Under the NMPA, depending on the risk classification of our products, product tests and/or clinical trials may be required for approval.

Our Team

Our team is critical to helping us achieve our goal of designing and developing innovative, safe and effective, neurostimulation products to treat patients suffering from various mental health disorders. Our informal human capital policies are structured to identify, recruit, retain and incentivize our existing and new employees.

We currently have approximately four employees, three of whom are members of our leadership team. Three of our employees are engaged in research and development activities and one is focused on sales and marketing.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

We have historically utilized contractors to perform many of our services. Through this process, we have reduced our burn rate by 75% over the last three years and have attracted highly quality professionals. Currently, we utilize six to ten paid professional consultants in various areas related to regulatory, engineering, legal, financial and other miscellaneous tasks necessary to run our business on day-to-day basis and to facilitate the development of new products.

Our Facilities

Our principle executive office is located at 1776 Yorktown, Suite 550, Houston, Texas 77056. We lease this office space under an operating lease, and our rent expense totalled approximately $50,000 in 2020. Management and supporting staff are hosted at this location.

We do not own or operate manufacturing facilities for the production of any of our products, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on a limited number of third-party contract manufacturers for all our required manufacturing.

We believe our current premises are sufficient for our needs at this time.

Legal Proceedings

There are no material pending legal proceedings in which the Company or any of its subsidiaries is a party or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of its voting securities, or security holder is a party adverse to us or has a material interest adverse to the Company other than the following:

Sarah Veltz v. Nexalin Technology, Inc. et al.

Plaintiff, Sarah Veltz, filed a lawsuit in this matter on January 20, 2021 in Orange County Superior Court (Case No. 30-2021-01180164-CU-WT-CJC) (the “Complaint”) naming the Company and others as defendants. In her Complaint, Plaintiff contends that she was employed by defendants, including Nexalin, and has not been paid all wages, including overtime wages and other benefits allegedly due her. Plaintiff also contends that, during her employment, she was subjected to sexual harassment by the Company’s then Chief Executive Officer. Plaintiff seeks both compensatory and punitive damages. On March 12, 2021, the Company filed its answer to the Complaint. The court has set a jury trial in this matter for April 24, 2023. Management’s intent is to contest the allegations vigorously and, as of the date of this report, is unable to provide an evaluation of the potential outcome of the litigation within the probable or remote range or to provide an estimate of the amount of or a range of potential loss that might be incurred by the Company.

Employment Development Department

Additionally, we are currently engaged in settlement discussions with the Employment Development Department (EDD) of the state of California. This matter involves issues related to our previous management’s classification of certain work provided to or on behalf of our business as contract labor instead of employee labor. The EDD has subpoenaed six years’ worth of information from us and currently is considering levying a $286,000 tax charge against us. We have petitioned for reassessment and believe the hired workers at issue were indeed actual contractors and not employees. All our business in California has been closed and moved out of the state. A settlement with EDD is anticipated within twenty-four months.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age as of June 30, 2021, and position of the individuals who currently serve as our directors and executive officers. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors.

Name	Age	Position
Executive Officers:
Mark White	[•]	President, Chief Executive Officer, Director
David Owens, M.D.	[•]	Chief Medical Officer, Director
[•]	[•]	Chief Financial Officer
Non-Employee Directors:
Rick Morad	[•]	Director
Alan Kazden	[•]	Director
Ben Hu, M.D.	[•]	Director

Executive Officers

Mark White, President and Chief Executive Officer, Board of Directors

Mr. Mark White has been with Nexalin since 2012, first as an independent consultant from 2012 to 2018, and then as President and Chief Executive Officer from 2018 to present. Mr. White is a versatile health technology executive with over twenty-five years in leadership roles spanning medical device development, clinical operations and business development. Prior to joining Nexalin, he owned and operated his own clinics and addiction centers, where he has saw first-hand the positive results the technology achieves. Early in his career, Mr. White spent several years building companies and recruiting successful management teams to accelerate growth across several industries. Mr. White attended the University of Houston.

David Owens M.D., Chief Medical Officer, Board of Directors

Dr. David Owens has been with Nexalin since 2017 when he was named Chief Medical Officer of the company. Dr. Owens has been involved in numerous medical and software ventures over the past decade. Prior to joining Nexalin, he served with Empiric Systems, LLC, a software company specializing in radiology information systems and PACS viewing systems. He received a degree in chemistry and physics from Furman University and later a M.D from the Medical University of South Carolina in Charleston. He completed his residency and fellowship at Emory University Hospital in Neuroradiology and Interventional Neuroradiology.

[•], Chief Financial Officer

[•]

Non-Employee Directors

Rick Morad, Chairman of the Board

Rick Morad is a founding investor and shareholder in Nexalin. He has served on our board of directors since 2018. Mr. Morad has been a successful business operator since 1987. Mr. Morad is also a licensed attorney. Mr. Morad received a B.S/B.A. in business administration, with a major in Finance and a minor in Accounting, from John Carroll University. He also received a J.D., and graduated with high honors, from John Marshall Law School.

Alan Kazden

Mr. Alan Kazden was an original investor in Nexalin and has served as a Director since 2019. Mr. Kazden has over 30 years of diverse experience consulting with emerging growth companies in strategic business planning, partnering, raising capital, and acting as a virtual CFO. Prior to joining Nexalin, Mr. Kazden worked in various industries such as technology, manufacturing & distribution, real estate, health care, entertainment, and emerging growth companies. He also previously served as a consultant to the Mayor’s Office and Los Angeles City Council on local tax issues.

Ben V. Hu M.D.

Dr. Ben V. Hu is a founding investor and shareholder in Nexalin Technology. Dr. Hu is currently in private practice in Ohio, focusing on Ophthalmology. Since 2018, he has advised the Nexalin executive team on market development strategies and clinical trial structures to support marketing and distribution at a global level. Dr. Hu is also an advisor and member of the Board of Directors to Med-logics Inc. a company developing a surgical technology for cataract surgery utilizing a new patented technology. Dr Hu was awarded his Doctor of Medicine in 1983 from Case Western University and his Chemical Engineering degree from MIT School of Chemical Engineering.

Medical Board and Advisors

Our Medical Board advises our management team in planning, development and execution of scientific, clinical and research and development initiatives and strategies. Our Medical consists of experts across a range of key disciplines relevant to our initiatives. Each Medical Board member has entered into an agreement with us that includes confidentiality, non-disclosure and intellectual property terms, and receives modest compensation for services.

We have entered into agreements with each member of the Medical Board, which set forth the terms and conditions relating to the individual’s service on the Medical Board. The agreements outline each member’s responsibilities to the Medical Board, which include providing the Company with guidance and scientific advice on matters before the Medical Board, assisting the Company in establishing strategic relationships with leading physicians, scientists and medical institutions, attending meetings and more. The agreements establish base compensation, either on a per meeting or hourly rate, up to a maximum cap per year, not including reimbursement for expenses incurred. They also include confidentiality and protection of Company intellectual property, and indemnification protection.

Our current advisors are:

David Owens, M.D., Chief Medical Officer

Please see Dr. David Owens’ biography under “Executive Officers” above.

Abe Scheer, M.D.

Dr. Abraham Scheer specializes in psychiatry. Dr. Scheer has over thirty-nine years of experience in the field of psychiatry. Dr. Scheer has lectured extensively throughout the United States on neuromodulation devices. Dr. Scheer was part of the Speakers’ Bureau for both Medtronic’s Neuromodulating Division and Cyberonics Neuromodulator Division. His clinical expertise includes, Adult and Child Neurology, Brain Injury Medicine and Adult and Child Psychiatry. Dr. Scheer has trained and worked at the finest medical institutions in the United States, which include Columbia University College of Physicians and Surgeons, Cornell Medical College, University of Connecticut and the University of Pittsburgh. Dr. Scheer currently is Director of Neurology and Stroke Services for Beebe Healthcare in Delaware.

Irene Cergnul, M.D.

Dr. Irene Cergnul completed her postgraduate training at Bronx Lebanon Hospital Center in New York and after her final year as Chief Resident was recruited as Assistant Professor/Faculty in the Depart of Family Medicine. She worked as the Medical Director in the in-patient service and taught residents in training for the next four years. She was a Research Coordinator involving multiple studies on HIV, depression, as well as neuropathy, and is a co-author on several publications.

Dr. Cergnul has been involved in the field of addiction medicine, HIV care and mental health for the last seventeen years. She is committed to developing and integrating current and new modalities in the treatment of addictive disorders and has dedicated her working career to treating the underserved population in NY and NJ. Her private practice focuses on novel modalities used in treating addiction and dual diagnosis patients and has successfully incorporated Nexalin as an integral part of her treatment armamentarium.

Nancy White, Ph.D.

Dr. Nancy White is the Clinical Director of Unique Mind Care in Houston, Texas. She is recognized as an industry leader in the development of a brain-based approach to support neurobehavioral wellness. Dr. White has specialized in the diagnosis and treatment of functional brain disorders for more than twenty years. She is a Fellow, past President and Board member of the International Society for Neurofeedback and Research (ISNR), a Certified EEG Fellow of the Biofeedback Certification International Alliance (BCN) and a QEEG Diplomate and member of the Quantitative EEG Certification Board. Dr. White is a licensed Clinical Psychologist in the State of Texas as well as an Advanced Addictions Counselor.

Dr. White is a pioneer in the practical application of neuroscientific research to clinical practice, including the extension of advanced brain-based therapies to all psychiatric mood disorders including Post-Traumatic Stress, Autism and Addictions. She is a frequent presenter of her work at conferences, including the American Academy of Anti-Aging Medicine, the International Society for Neurofeedback and Research, the Association for Applied Psychophysiology and Biofeedback, Future Health and the National Academy of Neuropsychology. She also serves as a consulting editor of the Journal of Neurotherapy (Taylor and Francis).

Dr. White has dedicated seven years to the development of the clinical application of the Nexalin therapy. Her research and clinical data on the use of Nexalin therapy has been presented at international conferences.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of five members. There are no contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. [Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.]

Director Independence

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors other than Mark White and Dr. Owens have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our share capital held by each non-employee director.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. From time to time, the board may establish other committees to facilitate the oversight of our business.

Audit Committee

Effective upon completion of this offering, our audit committee will be composed of three directors, [•], and our board of directors has determined that each of them is independent within the meaning of applicable Nasdaq listing requirements and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. [•] is the chairman of the audit committee and our board of directors has determined that [•] is an “audit committee financial expert” as defined by SEC rules and regulations. Our board of directors has determined that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of the Sarbanes-Oxley Act, applicable Nasdaq listing requirements and SEC rules and regulations. We intend to continue to evaluate the requirements applicable to us and we intend to comply with the future requirements to the extent that they become applicable to our audit committee. The principal duties and responsibilities of our audit committee include:

•

appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our financial statements, overseeing the independent auditor’s work and determining the independent auditor’s compensation;

•

approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•

reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor’s review of our quarterly financial statements;

•

conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices; and

•

reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transactions.

Compensation Committee

Effective upon completion of this offering, our compensation committee will be composed of three directors, [•], each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act. [•] is the chairman of the compensation committee. Our board of directors has determined that the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, Nasdaq listing rules and SEC rules and regulations. We intend to continue to evaluate and intend to comply with all future requirements applicable to our compensation committee. The principal duties and responsibilities of our compensation committee include:

•

establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•

setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

•

exercising administrative authority under our stock plans and employee benefit plans;

•

establishing policies and making recommendations to our board of directors regarding director compensation;

•

reviewing and discussing with management the compensation discussion and analysis that we may be required from time to time to include in SEC filings; and

•

preparing a compensation committee report on executive compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

Nominating and Corporate Governance Committee

Effective upon completion of this offering, the nominating and corporate governance committee will be composed of three directors, [•]. [•] is the chairman of the nominating and corporate governance committee. Our board of directors has determined that the composition of our nominating and corporate governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, Nasdaq listing standards and SEC rules and regulations. We will continue to evaluate and will comply with all future requirements applicable to our nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

•

assessing the need for new directors and identifying individuals qualified to become directors;

•

recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

•

assessing individual director performance, participation and qualifications;

•

developing and recommending to the board corporate governance principles;

•

monitoring the effectiveness of the board and the quality of the relationship between management and the board; and

•

overseeing an annual evaluation of the board’s performance.

Board Leadership Structure

Our board has determined that upon completion of this offering our corporate governance guidelines will provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director. The lead director’s responsibilities would include, but would not be not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines will further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors will not have a standing risk management committee, but will rather administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

Effective upon completion of this offering, we will adopt a Code of Business Conduct and Ethics, or the code of conduct, applicable to all our employees, executive officers and directors. Following the completion of this offering, the code of conduct will be available on our website at www.nexalin.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the code of conduct and must approve any waivers of the code of conduct for employees, executive officers and directors. We expect that any amendments to the code of conduct, or any waivers of its requirements for any executive officer or director, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our directors who currently serve as members of our compensation committee is or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately after the completion of this offering, and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, limits our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law, or the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•

transaction from which the director derives an improper personal benefit;

•

act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•

unlawful payment of dividends or redemption of shares; or

•

breach of a director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered or will enter into indemnification agreements with our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws, these indemnification agreements and this insurance are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our board of directors, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board of Advisors.

Nexalin has also established a Board of Advisors. The members of the Board of Advisors serve at the request of the Board and advise and make recommendations with respect to the strategic direction of the company and similar matters. The members of the Board of Advisors do not have, or shall be deemed to have, a fiduciary relationship in respect of the company. The members of the Board of Advisors are set forth below. We have entered into agreements with each member of the Board of Advisors, which set forth the terms and conditions relating to the individual’s service on the Board of Advisors. The agreements establish base compensation and also include confidentiality and protection of Company intellectual property, and indemnification protection.

Tucker Anderson

Tucker Andersen spent twenty-seven years with the private investment partnership Cumberland Associates, including fifteen years as a co-managing partner of the firm. Subsequent to his retirement from that position, he founded Above All Advisors, a consulting and investment firm. He is on several advisory and private company boards, including, Questech Corporation, Value Insight Partners, and Artificial Cell Technologies. He received his B.A. in Quantitative Studies from Wesleyan University in 1963. Tucker is the recipient of both the Wesleyan Distinguished Alumnus Award and the Exeter Founder's Day Award. He is both a Chartered Financial Analyst and an Associate Member of the Society of Actuaries.

Leonard Osser

Leonard Osser has been a Director of Milestone Scientific since December 2017. He served as Milestone Scientific’s Chairman from 1991 until September 2009, and during that time, from 1991 until 2007, was also Chief Executive Officer of Milestone Scientific. In September 2009, he resigned as Chairman of Milestone Scientific, but remained director, and assumed the position of Chief Executive Officer.

Gian Domenic Trombetta

Gian Domenico Trombetta has been the President and CEO of Innovest S.p.A. an Italian corporation specializing in private equity and distressed assets since 1992. He was previously with Booz Allen & Hamilton Inc. focusing on strategy and acquisition services. Mr. Trombetta received B.A, from Luiss University in Rome in 1984.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2020, which consist of our principal executive officer and our other most highly compensated executive officers, are:

•

Mark White, our President and Chief Executive Officer;

•

David Owens, M.D., our Chief Medical Officer; and

•

[•], our Chief Financial Officer.

Summary Compensation Table

The following table presents the compensation awarded to, earned by, or paid to our named executive officers, during the years ended December 31, 2019 and 2020.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Mark White, CEO	2019	149,375	-	149,375
	2020	159,375	-	159,375
David Owens, M.D., CMO	2019	-	197,118	197,118
	2020	-	-	-
[•], CFO	2019	-	-	-
	2020	-	-	-

(1)	Represents the fair value of 788,471 shares of the Company’s common stock valued at $0.25.

Narrative to Summary Compensation Table

We review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to our company. In addition, we have also engaged compensation consultants and take into consideration their assessments of our compensation.

The compensation committee of our board of directors has historically reviewed and made recommendations to our board of directors regarding our executives’ compensation. Our compensation committee typically reviews and discusses management’s proposed compensation with the chief executive officer for all executives other than the chief executive officer. Based on those discussions and its discretion, the compensation committee then recommends the compensation for each executive officer for approval by our board of directors. To date, our compensation committee has not adopted a peer group of companies for purposes of determining executive compensation.

On February 15, 2021, the Company entered into an employment agreement with Mark White to serve as Chief Executive Officer of the Company for a three-year term. Pursuant to the agreement, Mr. White is entitled to receive $200,000 in annual compensation and is eligible to receive up to $200,000 in cash and stock-based compensation upon achieving certain performance metrics. Additionally, on February 15, 2021, pursuant to the agreement, the Company issued shares of the Company’s common stock in an amount representing two (2%) percent of the Company’s issued and outstanding shares as of the effective date of the agreement, or 1,616,526 shares of the Company’s common stock.

On February 15, 2021, the Company entered into an employment agreement with David Owens, M.D. to serve as Chief Medical Officer of the Company for a three-year term. Pursuant to the agreement, Dr. Owens is entitled to receive $150,000 in annual compensation that is payable to him by the issuance of Company common stock and he is eligible to receive bonus compensation based upon achieving certain performance metrics.

Annual Base Salary

Base salaries for our executives are initially established through arm’s length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary, the scope of his or her responsibilities and competitive market compensation paid by other companies for similar positions within the industry. Base salaries are reviewed annually in January by our compensation committee and approved by our board of directors in connection with our annual performance review process. Salaries may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also confer with a compensation consultant or draw upon the experience of members of our board of directors with other companies. Any approved salary increases are typically effective in May of the same year. The 2019 and 2020 base salaries of our named executive officers are as follows:

Name	2019 Base Salaries	2020 Base Salaries
Mark White	$149,375	$159,375
David Owens, M.D.	-	-
[•]	-	-

Health and Welfare Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental and vision insurance plans, in each case on the same basis as all of our other employees.

401(k) Plan

We maintain a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended, or the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Pursuant to our 401(k) plan, during 2016 and 2019, we made 50% matching contributions on up to 6% of an employee’s eligible compensation.

Director Compensation Table

None of our non-employee directors received compensation for service on our board of directors during the during the years ended December 31, 2019 and 2020.

Non-Employee Director Compensation

We have not historically had a formal compensation policy with respect to service on our board of directors, but we have reimbursed our non-employee directors for direct expenses incurred in connection with attending meetings of our board of directors or its committees, and occasionally granted stock options.

In addition, under our non-employee director compensation policy, each non-employee director elected to our board of directors after the completion of this offering will receive shares of our common stock equal to $35,000 per annum.

This policy is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters for this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since our inception to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section titled “Executive and Director Compensation.” Pursuant to our corporate reorganization, all shares issued in connection with the transactions discussed below have been exchanged for the same number and classes of newly issued shares of common stock of Nexalin. See “Corporate Reorganization.”

Joint Venture

In September 2018, we entered into an agreement with Wider, pursuant to which we and Wider shall form the Joint Venture. Wider has an experienced medical technology team in China and when formed, the Joint Venture will design and implement a comprehensive business model and distribution plan for our devices in China, Hong Kong, Macau and Taiwan.

The first phase of distribution in China includes a sales strategy for mainland China and other territories serviced by Wider. Treatment clearance by the China National Medical Products Administration (NMPA), the equivalent of the United States FDA, for the 15 milliamps power parameters was granted on August 13, 2021 for the treatment of primary insomnia and moderate to severe depression in China. In March 2021, in anticipation of NMPA approval and the formation of the Joint Venture, Wider, through a wholly owned subsidiary, executed a $5 million purchase order for 1,000 devices from us. Further, also in March 2021 in anticipation of NMPA approval, Wider executed a purchase agreement with us for the purchase of 50 devices, which are expected to be delivered in September 2021. Advance deposits on this first order of 50 devices were received by us from Wider.

We will benefit financially by selling our devices to the Joint Venture when formed, in China because (i) we will have control of direct sales and profit flow and (ii) we will be entitled to receive 50% of net profits generated by the Joint Venture from sales in Asia. Moreover, all funding for our operations and research related to design and development of our products and services for sales in China will be funded solely by Wider. On behalf of, and in anticipation of the formation of, the Joint Venture, Wider is currently conducting four clinical studies in conjunction with Anding and Xuanwu Hospitals—two major neurological centers in Beijing, China. The studies will focus on the use of the new 15 milliamps waveform therapy for existing and new treatment indications. Such studies would require an investment of approximately $5 million if performed in the United States. Publications will be prepared and submitted by key opinion leaders (KOLs) to international peer-reviewed journals for all four studies and approval applications made to the NMPA.

As noted, we will own 50% of the Joint Venture. Additionally, Wider will receive a one-eighth equity position in our company at a valuation of $40 million, one-third of which has been issued and the balance of which is to be issued upon completion of the four clinical trials.

U.S. Asian Consulting Group, LLC

On May 9, 2018, the Company entered into a five-year consulting agreement with U.S. Asian Consulting Group, LLC (“U.S. Asian”). The two members of U.S. Asian are shareholders in the Company. Pursuant to the consulting agreement, U.S. Asian will provide consulting services to the Company with regards to, among other things, corporate development and financing arrangements. The Company is to pay U.S. Asian $10,000 per month for services rendered and, on October 24, 2018, the Company issued 4,995,000 shares of the Company’s common stock to U.S. Asian. The Company recorded consulting expenses related to the consulting agreement of $120,000 and $120,000 for the years ended December 31, 2020 and 2019, respectively, on the Company’s statements of operations. For the years ended December 31, 2020 and 2019, U.S. Asian was owed $299,320 and $197,419, respectively, for accrued and unpaid services.

Pursuant to the consulting agreement, U.S. Asian’s shares in the Company consist of an anti-dilution provision whereas U.S. Asian’s security holdings, during the term of the consulting agreement, shall remain at 10% of the Company’s total number of issued and outstanding shares of the Company’s common stock, on a fully diluted basis. As of December 31, 2020, the 10% anti-dilution provision, on a fully diluted basis, would result in a total of 7,954,765 shares of the Company’s common stock. The Company recorded an additional $328,156 and $412,032 in additional paid in capital on the balance sheets for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the additional 2,959,765 shares of the Company’s common stock had yet to be issued.

In March 2021, the consulting agreement was amended to provide for U.S. Asian to waive and relinquish its anti-dilution rights in exchange for the issuance of [*] shares immediately prior to this offering.

Loan Payable - Officer

On October 11, 2019, the company received $50,000 from the Company’s Chief Executive Officer. The loan has a principal of $50,000, an interest rate of 16.5%, and a maturity date of October 11, 2020. The issuance of the loan resulted in an original issuance discount of $9,833. Total amortization on the debt discount was $6,750 and $1,500 for the years ended December 31, 2020 and 2019, respectively. The Company paid this loan in full during the year ended December 31, 2020.

Promissory Notes

On October 19, 2018, the Company issued an on demand promissory note payable with the Company’s Chairman of the Board for $10,000 with interest to begin accruing on January 1, 2020 at 5% per annum. Total interest expense on this note was $281 and $506 for the years ended December 31, 2020 and 2019, respectively.

On October 25, 2018, the Company entered into a promissory note payable with an accredited investor for $20,000 with interest at 15% per annum, due October 25, 2019. Total interest expense on this note was $2,449 for the year ended December 31, 2019. On June 1, 2019, the outstanding principal and interest was converted into 100,000 shares of the Company’s common stock.

On October 25, 2018, the Company entered in a promissory note payable with an accredited investor for $50,000 due on October 25, 2019. Pursuant to the note, the maturity date was extended to October 25, 2020. The bears interest at 100% per annum and the note holder was issued shares of the Company’s common stock in lieu of interest. Total interest expense related to this note was $50,000 and $41,667 for the years ended December 31, 2020 and 2019, respectively. On October 7, 2020, the Company entered into a Letter of Agreement Addendum with the note holder, whereas, the Company agreed to make ten monthly principal payments beginning November 1, 2020 with the full principal amount to be paid in full by August 31, 2021. In addition, if the full principal amount is not paid in full by August 31, 2021 the Company will issue an additional 50,000 shares of common stock to the noteholder. During the years ended December 3, 2020 and 2019, the Company paid $9,200 and $4,000, respectively, in cash towards the outstanding principal. The amount outstanding at December 31, 2020 and 2019, was $36,800 and $46,000.

Corporate Reorganization

As more fully described in the section of this prospectus titled “Corporate Reorganization,” We completed a corporate reorganization on [•], 2021. As part of the corporate reorganization, we formed Nexalin Technology, Inc., a Delaware corporation, in [•], 2021 with nominal assets and liabilities for the purpose of consummating the corporate reorganization described herein. In connection with the corporate reorganization, our existing shareholders of Nexalin Technology, Inc., a Nevada corporation, exchanged their shares for the same number and classes of newly issued shares in Nexalin Technology Inc, a Delaware corporation. As a result, Nexalin Nevada became a wholly owned subsidiary of Nexalin. Nexalin had nominal assets and liabilities and did not conduct any operations prior to the reorganization other than its incorporation.

Upon this completion of the corporate reorganization on [•], 2021, the historical consolidated financial statements of Nexalin Nevada became the historical consolidated financial statements of Nexalin, the entity whose shares of common stock are being sold in this offering, though such historical financial data do not give effect to the corporation reorganization. We expect that the corporate reorganization will not have a material effect on our financial statements.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of this policy, a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification.

The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct that we expect to adopt prior to the completion of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conﬂict of interest. In considering related person transactions, our audit committee, or another independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•

the risks, costs and benefits to us;

•

the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•

the availability of other sources for comparable services or products; and

•

the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our shares as of September 30, 2021 for:

•

each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•

each of our named executive officers;

•

each of our directors; and

•

all of our current executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 90,135,920 shares of our common stock outstanding as of September 30, 2021. The percentage ownership information under the column titled “After Offering” is based on the sale of [•] shares of our common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

Certain of our stockholders (or their affiliates), including those affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately [•] shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to these entities, or these entities may determine to purchase more, fewer or no shares of common stock in this offering. The following table does not reﬂect any potential purchases by these potential purchasers. If any shares are purchased by our existing principal stockholders or their affiliated entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

The address for persons listed in the table is c/o Nexalin Technology, Inc., 1776 Yorktown, Suite 550, Houston, TX 77056.

Directors, Executive Officers and 5% Shareholders

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Before Offering)	Percentage of Shares Beneficially Owned (After Offering)
Marilyn Elson	6,654,337(2)	7.38%
Mark White	5,682,526(2)	6.30%
Len Osser	4,436,558(1)	4.92%
Rick Morad	3,235,842(3)	3.59%
Benjamin Hu	3,124,384(3)	3.47%
David Owens, MD	2,773,471(3) (4)	3.08%
Alan Kazden	1,495,943(3)	1.66%
Dr. Nancy White	300,000(5)	*
Abraham Scheer	255,000(5)	*

(1)	Mark White is Chief Executive Officer and a director of the Company.
(2)

Len Osser and Marilyn Elson are husband and wife and deemed to have beneficial ownership of each other’s holdings. Len and Marilyn are both the members of U.S. Asian Consulting LLC and beneficially own its shares of the Company. An additional amount of shares will be issued to U.S. Asian Consulting, LLC that sustains their equity at 15% of issued and outstanding shares prior to our offering.

(3)	Director
(4)	David Owens, MD is Chief Medical Officer and a director of the Company
(5)	Advisory Board Member

*	Less than 1%

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws and the registration rights agreement, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the completion of this offering and filing of our amended and restated certificate of incorporation, our authorized capital will consist of shares of common stock, par value $0.001 per share.

Common Stock

Outstanding Shares

As of September 8, 2021, we had 88,530,701 shares of common stock outstanding, held of record by [•] stockholders.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 662/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum.

Dividends

Holders of our common stock are entitled to receive rateably any dividends that our board of directors may declare out of funds legally available for that purpose.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share rateably in all assets remaining after payment of liabilities.

Rights and Preferences

Holders of our common stock have no pre-emptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Immediately Prior to Completion of this Offering

Our amended and restated certificate of incorporation and amended and restated bylaws, each to become effective immediately prior to the completion of this offering, will:

•

provide that the authorized number of directors may be changed only by resolution of our board of directors;

•

provide that directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66⅔% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66⅔% of the voting power of all our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit ﬂuctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

•

before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines business combination to include the following:

•

any merger or consolidation involving the corporation and the interested stockholder;

•

any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•

subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•

the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us or any of our directors, officers, employees or agents arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is [•].

Nasdaq Capital Market Listing

We have applied to list our common stock on The Nasdaq Capital Market under the trading symbol “[•].”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Based on the number of shares outstanding as of July 31, 2021, upon completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,            shares of our common stock will be outstanding, after giving effect to the issuance of            shares offered by us in this offering. All of the shares of our common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining shares of our common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•

the            shares sold in this offering and            of the existing restricted shares will be eligible for immediate sale upon the completion of this offering;

•

approximately            restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

•

approximately            restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•

the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•

we have been subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale; and

•

we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after the completion of this offering based on the number of shares outstanding as of July 31, 2021; or

•

the average weekly trading volume of our common stock on The Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We and the holders of substantially all of the shares of our common stock outstanding on the date of this prospectus, including each of our executive officers and directors, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of our common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of            shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of material U.S. federal income tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•

an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

•

an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through (or disregarded) entities for U.S. federal income tax purposes or persons who hold their common stock through partnerships or such other pass-through or disregarded entities. The tax treatment of a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, and current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, the estate or gift taxes or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•

financial institutions;

•

brokers or dealers in securities;

•

tax-exempt organizations;

•

pension plans;

•

owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•

traders in securities that have elected the mark-to-market method of accounting for their securities holdings;

•

insurance companies;

•

controlled foreign corporations;

•

passive foreign investment companies;

•

persons that have a functional currency other than the U.S. dollar;

•

persons who have acquired our common stock pursuant to the exercise of an option or otherwise in a compensatory transaction;

•

non-U.S. governments; and

•

certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL INCOME TAX LAWS WERE RECENTLY ENACTED. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Distributions on Our Common Stock

As discussed under "Dividend Policy" above, we do not expect to make cash dividends to holders of our common stock in the foreseeable future. Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to the holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading "Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock." Any such distributions will also be subject to the discussion below under the headings "Information Reporting and Backup Withholding" and "FATCA."

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States or, if an applicable income tax treaty so provides, attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same corporate or graduated individual U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the headings "Information Reporting and Backup Withholding" and "FATCA," a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such non-U.S. holder's sale, exchange or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the corporate or graduated individual U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "Distributions on Our Common Stock" also may apply;

•

the non-U.S. holder is a non-resident alien individual present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non- U.S. holder recognized in the taxable year of the disposition, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" (as defined in the Code and applicable Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. If we are a U.S. real property holding corporation and either our common stock is not regularly traded on an established securities market or a non-U.S. holder holds more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder's gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, a non-U.S. holder's proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets the documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a United States person). Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under "Distributions on Our Common Stock," will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding, currently at a rate of 24%, generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, whether U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption from backup withholding. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," the foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally applies (1) to payments of dividends on our common stock, and (2) to payments of gross proceeds from a sale or other disposition of our common stock. However, under proposed U.S. Treasury Regulations, withholding under FATCA will not apply to the gross proceeds from any sale or disposition of our common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax considerations is for informational purposes only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed or recently enacted changes in applicable laws.

UNDERWRITING

We have entered into an underwriting agreement, dated           , 2021, with Maxim Group LLC, who we refer to as the underwriter, with respect to the shares of common stock sold in this Offering. Subject to certain conditions, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, at the public offering price per unit less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares of Common Stock
Maxim Group LLC
Total:

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain of our stockholders (or their affiliates), including those affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $            million of shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to these entities, or these entities may determine to purchase more, fewer or no shares of common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of common stock purchased by these entities as they will on any other shares of common stock sold to the public in this offering.

Over-Allotment Option

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares of common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

Discount, Commissions and Expenses

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $           per share. After the initial public offering the underwriters may change the public offering price and selling concession.

The following table summarizes the compensation and estimated expenses we will pay:

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us ([•]%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have also agreed to reimburse the underwriters in an amount up to $25,000 for legal fees and expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed underwriting compensation for this offering.

Lock-Up Agreements

We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

Our officers, directors and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

Indemnification

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conﬂicts of Interest

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Nasdaq Listing

We have applied to list our common stock on The Nasdaq Capital Market.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

Shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the Securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A-3 of National Instrument 33-105 Underwriting Conﬂicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conﬂicts of interest in connection with this offering.

United Kingdom

This document is only being distributed to and is only directed at persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, (ii) high net worth entities, and (iii) other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any securities described in this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in that Relevant Member State:

(a)

to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) per Relevant Member State, subject to obtaining the prior consent of the underwriters; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16, of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any securities or to whom any offer is made on the basis of (a) above will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of this Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

China

This prospectus does not constitute a public offer of the shares offered by this prospectus, whether by sale or subscription, in China. The shares are not being offered or sold directly or indirectly in China to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of China may directly or indirectly purchase any of the shares without obtaining all prior Chinese governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares being offered by this prospectus will be passed upon for us by Warshaw Burstein, LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP.

EXPERTS

Our consolidated financial statements as of December 31, 2019 and 2020, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of Friedman, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2020 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses and negative cash ﬂows from operations raise substantial doubt about the entity’s ability to continue as a going concern prior to this offering. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information in the registration statement and its exhibits. For further information with respect to our company and the shares offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.nexalin.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

NEXALIN TECHNOLOGY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nexalin Technology, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nexalin Technology, Inc. and Subsidiary (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, recurring losses since inception, which raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020.

Marlton, New Jersey

September 9, 2021

NEXALIN TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019

ASSETS

Current Assets:
Cash	$78,436	$63,427
Accounts receivable	6,599	5,690
Inventory	22,656	21,598
Prepaid expenses	9,194	20,434
Total Current Assets	116,885	111,149

Equipment, net of accumulated depreciation of $1,641,395 and $1,640,966, respectively	1,576	1,357

Total Assets	$118,461	$112,506

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable and accrued expenses (Includes related party of $199,320 and $197,419, respectively)	$982,779	$465,111
Lease liability	36,973	25,102
Loan payable - shareholder	46,800	10,000
Loan payable - officer	-	41,667
Note payable	500,000	500,000
Total Current Liabilities	1,566,552	1,041,880

Long-term Liabilities:
Lease liability - net of current portion	89,934	95,181
Loan payable - shareholder, net of current portion	-	46,000
PPP Loan payable	22,916	-
Device loan payable	24,000	92,000
Convertible debt, net of discount of $611 and $2,684, respectively	5,389	16,816

Total Liabilities	1,708,791	1,291,877

Commitments and Contingencies

Stockholders' Deficit:
Common stock, $0.001 par value; 100,000,000 shares authorized; 73,909,279 and 62,718,539 shares issued and outstanding, respectively	73,909	62,718
Additional paid in capital	62,949,281	59,967,945
Accumulated deficit	(64,613,520)	(61,210,034)

Total Stockholders' Deficit	(1,590,330)	(1,179,371)

Total Liabilities and Stockholders' Deficit	$118,461	$112,506

The accompanying footnotes are an integral part of these consolidated financial statements.

NEXALIN TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2020	December 31, 2019

Revenues, net	$242,914	$207,383

Cost of revenue	29,039	61,813

Gross profit	213,875	145,570

Operating expenses:
Professional fees	299,187	78,133
Salaries and benefits	137,847	156,397
Selling, general and administrative	3,035,248	1,377,204
Loss on impairment of right of use asst	37,047	21,671
Total operating expenses	3,509,329	1,633,405

Loss from operations	(3,295,454)	(1,487,835)

Other expense:
Interest expense, net	78,681	80,989
Loss on extinguishment of debt	29,351	3,452,366

Total other expense	108,032	3,533,355

Net loss	$(3,403,486)	$(5,021,190)

Loss per Common Share - Basic and Diluted	$(0.05)	$(0.08)

Weighted Average Shares Outstanding - Basic and Diluted	71,665,615	60,909,306

The accompanying footnotes are an integral part of these consolidated financial statements.

NEXALIN TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock		Additional Paid-in	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit	Deficit

Balance at January 1, 2019	58,776,561	$58,776	$54,783,395	$(56,188,844)	$(1,346,673)

Stock issued for cash	1,999,192	1,999	660,385	-	662,384
Warrants issued to investors for inducement	-	-	3,377,366	-	3,377,366
Stock compensation	411,000	411	562,324	-	562,735
Shares issued for conversion of debt	1,456,786	1,457	504,697	-	506,154
Shares issued for inducement	75,000	75	74,925	-	75,000
Beneficial conversion feature associated with convertible debt	-	-	4,853	-	4,853
Net loss	-	-	-	(5,021,190)	(5,021,190)
Balance as of December 31, 2019	62,718,539	$62,718	$59,967,945	$(61,210,034)	$(1,179,371)

Stock issued for cash	6,256,996	6,257	877,825	-	884,082
Warrants issued to investors	-	-	16,851	-	16,851
Stock compensation	4,325,471	4,326	1,955,198	-	1,959,524
Shares issued for conversion of debt	233,273	233	57,587	-	57,820
Shares issued for exercise of warrants	325,000	325	61,425	-	61,750
Shares issued for inducement	50,000	50	12,450	-	12,500
Net loss	-	-	-	(3,403,486)	(3,403,486)
Balance as of December 31, 2020	73,909,279	$73,909	$62,949,281	$(64,613,520)	$(1,590,330)

The accompanying footnotes are an integral part of these consolidated financial statements.

NEXALIN TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 31, 2020	December 31, 2019
Cash flows from operating activities:
Net Loss	$(3,403,486)	$(5,021,190)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	1,959,524	562,735
Amortization of debt discount	8,824	16,815
Loss on impairment of right of use asset	37,047	21,670
Loss on extinguishment debt	29,351	3,452,366
Depreciation	429	535
Changes in operating assets and liabilities:
Accounts receivable	(909)	7,165
Prepaid assets	11,240	18,281
Inventory	(1,058)	5,902
Accounts payable and accrued expenses	525,987	2,77,944
Lease liability	(30,423)	(20,559)

Net cash used in operating activities	(863,474)	(678,336)

Cash flows from investing activities:

Purchases of property and equipment	(648)	-

Net cash used in investing activities	(648)	-

Cash flows from financing activities:
Sale of common stock for cash	884,082	662,384
Proceeds from exercise of warrants	61,750	-
Proceeds from convertible debt	-	27,500
Proceeds from PPP loans	22,916	-
Payments on loan payable - shareholder	(9,200)	(4,000)
Payments on device loans	(32,000)	-
Proceeds from notes payable - officer	-	50,000
Payments on notes payable - officer	(48,417)	(9,833)

Net cash provided by financing activities	879,131	726,051

Net increase in cash and cash equivalents	15,009	47,715

Cash and cash equivalents - beginning of year	63,427	15,712

Cash and cash equivalents - end of year	$78,436	$63,427

Supplemental cash flow information:
Cash paid for:
Interest	$-	$-
Non-cash investing and financing activities:
Conversion of debt and accrued interest into common stock	$57,820	$506,154
Right of use asset and lease liability recorded upon lease of additional space	$37,047	$21,671
Beneficial conversion feature in connection with convertible debt issued	$-	$4,853

The accompanying footnotes are an integral part of these consolidated financial statements.

NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS OPERATIONS

Corporate History

Nexalin Technology, Inc. (“Nexalin,” or the “Company”) was formed on October 19, 2010 as a Nevada corporation. The Company’s principal offices are located at 1776 Yorktown, Suite 550, Houston, Texas 77056.

On September 6, 2019, Neuro-Health International, Inc. (“Neuro-Health”), a Nevada corporation, a wholly-owned subsidiary of the Company, was formed. Neuro-Health had no activity during the years ended December 31, 2019 and 2020.

Business Overview

The Company is a medical device company that designs and develops innovative neurostimulation products to help uniquely and effectively combat the ongoing global mental health epidemic. The Company currently licenses and markets a Federal Drug Administration approved non-invasive and drug-free therapy for the treatment of anxiety and insomnia (the “Nexalin Device” or “Nexalin Therapy” and, collectively, “Nexalin”). The Nexalin Device emits a patented, frequency-based waveform that has been proven to be highly effective in stimulating a positive response from the mid-brain structures associated with various mental health disorders. The Company’s design of an advanced waveform that is safely administered to the human brain is the basis of the Company’s treatment and the evolution of its business strategy.

NOTE 2 – GOING CONCERN AND LIQUIDITY

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2020, the Company had a significant accumulated deficit of approximately $64,614,000 and working capital deficit of approximately $1,450,000. For the year ended December 31, 2020, the Company had a loss from operations of approximately $3,295,000 and negative cash flows from operations of approximately $863,000. The Company’s operating activities consume the majority of its cash resources. The Company will continue to promote its services to existing and potential customers, but it anticipates that it will continue to incur operating losses as it executes its development plans through 2021, as well as other potential strategic and business development initiatives. In addition, the Company has had and expects to have negative cash flows from operations, at least into the near future. The Company previously funded these losses primarily through the sale of equity and issuance of convertible notes. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in its viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and raise additional funds through the Initial Public Offering or otherwise.

Although no assurances can be given as to the Company’s ability to deliver on its revenue plans or that unforeseen expenses may arise, management believes that the revenue to be generated from operations, together with the potential closing of the Initial Public Offering in the near term, will provide the necessary funding for the Company to continue as a going concern. Management cannot guarantee any such Initial Public Offering will be available on favorable terms. As such, these matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. If adequate funds are not available on acceptable terms, or at all, the Company will need to curtail operations or cease operations.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such financial statements and accompanying notes are the representations of Company’s management, who is responsible for their integrity and objectivity.

Principles of Consolidation

The consolidated financial statements include the accounts of Nexalin and its wholly-owned subsidiary Neuro-Health. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transactions, revenue and expenses and disclosure of contingent liabilities at the date of the financial statements. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. As future events and their effects cannot be determined with precision, actual results could differ from these estimates which may cause the Company’s future results to be affected.

Revenue

The Company recognizes revenue when its performance obligations with its customers have been satisfied. At contract inception, the Company determines if the contract is within the scope of ASC Topic 606 and then evaluates the contract using the following five steps: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period.

The Company enters into licensing and treatment fee agreements with its customers for the use of the Nexalin Device in their practices. These agreements generally have terms of one year with automatic renewal if certain requirements are met and amounts due per these agreements are billed monthly. The Company also sells products related to the provision of services.

Revenue Streams

The company derives revenues from its license agreements by charging a monthly licensing fee for the duration of the agreement. The Company derives revenues from treatment fee agreements by collecting fees based on the number of treatments per month the customer performs. The company derives revenues from equipment by selling additional individual nodes to customers for use with the Nexalin Device.

Performance Obligations

Management identified that subsequent licensing revenue has one performance obligation. That performance obligation is satisfied as long as the licensing contract is remains valid and is not terminated. The licensing revenue is invoiced monthly and is recognized at a point in time in which the invoice is sent to the customer.

Management identified that the Company’s equipment revenue has one performance obligation. That performance obligation is satisfied when the electrodes are delivered to the customer. The Company recognizes revenue at a point in time in which the electrodes are delivered to the customer. The Company does not offer a warranty on the electrodes and there have been no returns of equipment during the years ended December 31, 2020 and 2019.

Management identified that treatment fee revenue has one performance obligation. The performance obligation is satisfied upon the completion of individual treatments on patients by customers. (The Company phased out treatment fee contracts in 2019).

Practical Expedients

As part of ASC 606, the Company has adopted several practical expedients including:

•

Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component since the Company expects, at contract inception, that the period between when the Company transfers a promised goods or services to the customer and when the customer pays for that service will be one year or less.

•

Unsatisfied Performance Obligations – all performance obligations related to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC Topic 606 and therefore, is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

•

Shipping and Handling Activities – the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

•

Right to invoice - the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date the Company may recognize revenue in the amount to which the entity has a right to invoice.

Disaggregated Revenues

Revenue consists of the following by service offering for the year ended December 31, 2020:

Licensing Fee	Treatment Fee	Equipment	Other	Total

$116,178	$-	$125,770	$966	$242,914

Revenue consists of the following by service offering for the year ended December 31, 2019:

Licensing Fee	Treatment Fee	Equipment	Other	Total

$181,335	$5,875	$18,278	$1,895	$207,383

Contract Modifications

There were no contract modifications during the years ended December 31, 2020 and 2019. Contract modifications are not routine in the performance of the Company’s contracts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances, net of allowances for doubtful accounts. The Company periodically assesses its accounts and other receivables for collectability on a specific identification basis. The Company provides for allowances for doubtful receivables based on management’s estimate of uncollectible amounts considering age, collection history, and any other factors considered appropriate. Payments are generally due within 30 days of invoice. The Company writes off accounts receivable against the allowance for doubtful accounts when a balance is determined to be uncollectible. The Company did not record and allowance for doubtful accounts at December 31, 2020 and 2019, respectively.

Inventory

Inventory consists of finished goods stated at the lower of costs or net realizable value with cost determined on a first-in first-out basis. The Company reviews the composition of inventory at each reporting period in order to identify obsolete, slow-moving, quantities in excess of demand, or otherwise non-saleable items. The Company did not record a reserve for obsolete inventory at December 31, 2020 and 2019.

Equipment

Equipment are recorded at cost. Depreciation is computed using straight-line method over the estimated useful lives of the related assets, generally five years. Expenditures that enhance the useful lives of the assets are capitalized and depreciated.

Maintenance and repairs are charged to expense as incurred. At the time of retirement or other disposition of equipment, the cost and accumulated depreciation will be removed from the accounts and the resulting gain or loss, if any, will be reflected in operations.

Intangible Assets

The Company records its intangible assets at cost in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other. Definite lived intangible assets are amortized over their estimated useful life using the straight-line method, which is determined by identifying the period over which the cash flows from the asset are expected to be generated. During the years ended December 31, 2020 and 2019, the Company did not record an impairment on intangible assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then these assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expenses were $10,710 and $11,721 for the years ended December 31, 2020 and 2019, respectively, and are recorded in selling, general and administrative expenses on the statement of operations.

Fair Value Measurements

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1:

Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3:

Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, inventory, accounts payable and accrued expenses, and other current liabilities approximate their fair values based on the short-term maturity of these instruments. The carrying amount of the loans payable approximates the estimated fair value for this financial instrument as management believes that such debt and interest payable on the note approximates the Company’s incremental borrowing rate.

Net Loss per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The dilutive effect, if any, of warrants is calculated using the treasury stock method. All outstanding convertible notes are considered common stock at the beginning of the period or at the time of issuance, if later, pursuant to the if-converted method. Since the effect of common stock equivalents is anti-dilutive with respect to losses, the warrants and shares issuable upon conversion have been excluded from the Company’s computation of net loss per common share for the years ended December 31, 2020 and 2019. At December 31, 2020 and 2019, the Company had approximately 3,798,494 and 2,194,140 shares of common stock, respectively, yet to be issued. These shares were included in the basic and diluted net loss per common share on the consolidated statements of operations.

The following table summarizes the securities that would be excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive due to the Company’s net loss position even though the exercise price could be less than the most recent fair value of the common shares:

	Year Ended December 31,
	2020	2019

Warrants	1,341,416	3,634,856
Convertible notes	28,235	78,000
Total	2,209,945	3,712,856

Stock-Based Compensation

The Company applies the provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including employee stock options, in the statements of operations.

For stock options issued to employees and members of the board of directors for their services, the Company estimates the grant date fair value of each option using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised. Due to the Company’s limited history and lack of public market for its common stock, the Company used the average of historical share prices of similar companies within its industry to calculate volatility for use in the Black-Scholes option pricing model.

Pursuant to ASU 2018-07 Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, the Company accounts for stock options issued to non-employees for their services in accordance with ASC 718. The Company uses valuation methods and assumptions to value the stock options that are in line with the process for valuing employee stock options noted above.

Research and Development

All research and development costs are charged to operations as incurred.

Leases

In accordance with ASC 842, Leases, the Company recognized a right-of-use (“ROU”) asset and corresponding lease liability on its balance sheets for its office space lease agreement. See Note 10 for further discussion, including the impact on the Company’s financial statements and related disclosures.

ROU assets include any prepaid lease payments and exclude any lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option.

Leases in which the Company is the lessee are comprised of office rental. All of the leases are classified as operating leases. The Company has a lease agreement for office space with a remaining term of 3.08 years as of December 31, 2020.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company utilizes ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax assets will not be realized.

For uncertain tax positions that meet a “more likely than not” threshold, the Company recognizes the benefit of uncertain tax positions in the financial statements. The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the statements of operations.

Recent Accounting Pronouncements

In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements.

All other newly issued but not yet effective accounting pronouncements have been deemed to be not applicable or immaterial to the Company.

NOTE 4 – EQUIPMENT

Equipment consists of the following:

	December 31, 2020	December 31, 2019

Computer equipment	$1,640,936	$1,640,288
Furniture and fixtures	2,035	2,035
	1,642,971	1,642,323
Less: accumulated depreciation	(1,641,395)	(1,640,966)
Equipment, net	$1,576	$1,357

Total depreciation expense for the years ended December 31, 2020 and 2019 was $429 and $535, respectively.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following amounts:

	December 31, 2020	December 31, 2019

Accounts payable	$461,161	$324,470
Accrued interest	171,285	101,031
Accrued insurance	-	13,845
Credit cards - management	14,333	10,460
Accrued settlement liabilities	336,000	15,305
	$982,779	$465,111

NOTE 6 – NON-CONSOLIDATED JOINT VENURE AND RELATED PARTY TRANSACTIONS

Joint Venture

On September 21, 2018, the Company entered into a joint venture agreement (the “JV Agreement”) with Wider Come Limited, a China company (“Wider”) for the purpose of marketing, sale and distribution of the Company’s proprietary devices for the treatment of (i) anxiety, depression and insomnia (“AD&I”) and (ii) Alzheimer’s and dementia (“A&D”) in the applicable territories. Each of the parties to the joint venture will hold a 50% interest in the equity, profits and losses, shareholder voting, management control and rights to use production capacity of the facility. The Company will provide a global exclusive technology license for A&D treatment to the JV and Wider will contribute $5,000,000 in funding for the design and execution of Company approved clinical studies. In addition, Wider will receive a one-eighth equity position in the company. The Company will also provide the Joint Venture (the “JV”) with a license for exclusive distribution of its technology for the treatment of AD&I in the applicable territories. The JV will be controlled by an equally represented Board of Directors in which neither entity has sole decision-making ability over day-to-day or significant operational decisions. As of the date of this report the $5,000,000 has not been funded.

On May 22, 2019, the Company entered into a supplementary agreement for the JV Agreement (the "Supplementary Agreement"). Pursuant to the Supplementary Agreement, Wider was to fund the JV within thirty days of execution of the JV Agreement with $600,000 in cash to be used for clinical trials in China. Within thirty days of the funding the Company is to issue 5% of the Company in non-diluted common stock to Wider’s shareholders. As of the date of this report the $600,000 has not been funded.

On April 6, 2020, the Company entered into a three-year service agreement with Wider, pursuant to which Wider will perform clinical trials associated with the formation of the JV. In consideration, the Company and certain designated Wider shareholders have entered into stock issuance agreements for the issuance of 9,000,000 shares of the Company’s common stock, as a result of the Supplementary Agreement, and simultaneously with the execution of this service agreement, Wider shall contribute $200,000 to the Company. As of December 31, 2020, the Company has issued 3,000,000 shares to the designated shareholders. The fair value of the 3,000,000 shares issued (less the contributed $200,000 in cash) resulted in a charge to stock-based compensation of $550,000 and is recorded in selling, general and administrative expenses on the statement of operations. The remaining 6,000,000 shares will be issued in the following schedule upon Wider’s successful completion of the following milestones (i) 50% upon successful completion of the fourth of four clinical trials pursuant to the terms and conditions of the service agreements and (ii) 50% upon all four trials being published in international medical journals satisfactory to the Company.

U.S. Asian Consulting Group, LLC

On May 9, 2018, the Company entered into a five-year consulting agreement with U.S. Asian Consulting Group, LLC (“U.S. Asian”). The two members of U.S. Asian are shareholders in the Company. Pursuant to the consulting agreement, U.S. Asian will provide consulting services to the Company with regards to, among other things, corporate development and financing arrangements. The Company is to pay U.S. Asian $10,000 per month for services rendered and, on October 24, 2018, the Company issued 4,995,000 shares of the Company’s common stock to U.S. Asian. The Company recorded consulting expenses related to the consulting agreement of $120,000 and $120,000 for the years ended December 31, 2020 and 2019, respectively, on the Company’s statements of operations. For the years ended December 31, 2020 and 2019, U.S. Asian was owed $299,320 and $197,419, respectively, for accrued and unpaid services.

Pursuant to the consulting agreement, U.S Asian’s shares in the Company consist of an anti-dilution provision whereas U.S. Asian’s security holdings, during the term of the consulting agreement, shall remain at 10% of the Company’s total number of issued and outstanding shares of the Company’s common stock, on a fully diluted basis. As of December 31, 2020, the 10% anti-dilution provision, on a fully diluted basis, would result in a total of 7,954,765 shares of the Company’s common stock. The Company recorded an additional $328,156 and $412,032 in additional paid in capital on the balance sheets for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the additional 2,959,765 shares of the Company’s common stock had yet to be issued.

Loan Payable - Officer

On October 11, 2019, the company received $50,000 from the Company’s Chief Executive Officer. The loan has a principal of $50,000, an interest rate of 16.5%, and a maturity date of October 11, 2020. The issuance of the loan resulted in an original issuance discount of $9,833. Total amortization on the debt discount was $6,750 and $1,500 for the years ended December 31, 2020 and 2019, respectively. The Company paid this loan in full during the year ended December 31, 2020.

Promissory Notes

On October 19, 2018, the Company issued an on demand promissory note payable with the Company’s Chairman of the Board for $10,000 with interest to begin accruing on January 1, 2020 at 5% per annum. Total interest expense on this note was $281 and $506 for the years ended December 31, 2020 and 2019, respectively.

On October 25, 2018, the Company entered into a promissory note payable with an accredited investor for $20,000 with interest at 15% per annum, due October 25, 2019. Total interest expense on this note was $2,449 for the year ended December 31, 2019. On June 1, 2019, the outstanding principal and interest was converted into 100,000 shares of the Company’s common stock.

On October 25, 2018, the Company entered in a promissory note payable with an accredited investor for $50,000 due on October 25, 2019. Pursuant to the note, the maturity date was extended to October 25, 2020. The bears interest at 100% per annum and the note holder was issued shares of the Company’s common stock in lieu of interest. Total interest expense related to this note was $50,000 and $41,667 for the years ended December 31, 2020 and 2019, respectively. On October 7, 2020, the Company entered into a Letter of Agreement Addendum with the note holder, whereas, the Company agreed to make ten monthly principal payments beginning November 1, 2020 with the full principal amount to be paid in full by August 31, 2021. In addition, if the full principal amount is not paid in full by August 31, 2021 the Company will issue an additional 50,000 shares of common stock to the noteholder. During the years ended December 3, 2020 and 2019, the Company paid $9,200 and $4,000, respectively, in cash towards the outstanding principal. The amount outstanding at December 31, 2020 and 2019, was $36,800 and $46,000.

NOTE 7 – CONVERTIBLE NOTES AND LOANS PAYABLE

Convertible Notes Payable

As of December 31, 2020 and 2019, convertible notes consist of the following amounts:

	December 31, 2020	December 31, 2019

12% Convertible note payable, due October 30, 2023	$-	$2,500
12% Convertible note payable, due November 3, 2023	5,000	5,000
12% Convertible note payable, due November 28, 2023	-	10,000
12% Convertible note payable, due January 13, 2024	-	1,000
12% Convertible note payable, due February 4, 2024	1,000	1,000
Total convertible notes payable	6,000	19,500
Debt discounts, unamortized	(611)	(2,684)
Total convertible notes payable	$5,389	$16,816

Total amortization expense was $2,074 and $15,134 for the years ended December 31, 2020 and 2019, respectively. Holders of the above convertible notes may convert at maturity date at a conversion price is 85% of the latest sale price per share.

During the year ended December 31, 2020, the following convertible notes were converted into shares of the Company’s common stock:

December 31, 2020
12% Convertible note payable, issued on October 31, 2018	$10,000
12% Convertible note payable, issued on November 29, 2018	2,500
12% Convertible note payable, issued on January 14, 2019	1,000
$13,500

The above convertible notes, prior to conversion, included gross debt discounts totaling $2,382 as of December 31, 2020. Total amortization expense related to these debt discounts was $1,862 and $46 for the years ended December 31, 2020 and 2019, respectively. The above convertible notes, principal and accrued interest, were converted into an aggregate of 64,440 shares of the Company’s common stock.

During the year ended December 31, 2019, the Company entered into five convertible notes payable for an aggregate of $27,500 with interest at 12% per annum, with maturity dates ranging from January 10, 2024 to February 4, 2024, convertible at any time at 85% of the latest share sale price. The issuance of the convertible notes resulted in a discount from the beneficial conversion feature of $4,853. At various dates of conversion during the year ended December 31, 2019, the Company and the convertible debt holders amended the conversion terms to reflect a price of $0.50 per share. Total interest expense on these convertible notes was approximately $1,300 for the years ended December 31, 2020 and 2019.

Subsequent to December 31, 2020, the Company issued an aggregate of 40,000 shares of common stock to various investors for the conversion of $6,000 and $1,740 in principal and accrued interest, respectively.

Device Loans Payable

As of December 31, 2020, device loans payable consist of the following amounts:

	December 31, 2020	December 31, 2019
8% Notes payable, due March 27, 2023	$-	$16,000
8% Notes payable, due March 28, 2023	-	4,000
8% Notes payable, due April 16, 2023	-	8,000
8% Notes payable, due April 22, 2023	16,000	16,000
8% Note payable, due April 23, 2023	8,000	8,000
8% Notes payable, due April 30, 2023	-	32,000
Total device notes payable	$24,000	$92,000

At various dates during the years ended December 31, 2020 and 2019, the Company and the note holders settled the individual device notes in shares of the Company’s common stock at a price range of $0.25 to $0.50 per share, resulting in $36,000 and $285,375 in outstanding principal and approximately $948 and $25,000 in accrued interest being converted into an aggregate of 147,200 and 1,078,436 shares of the Company’s common stock, respectively. Total interest expense for the above notes was approximately $1,925 and $40,144 for the years ended December 31, 2020 and 2019, respectively.

The device notes contain an operational bonus provisions, pursuant to which, until the individual device note is paid in full, the noteholder will receive 10% of the income from the noteholders device location that is paid to the Company for the usage of that specific device. For the years ended December 31, 2020 and 2019, the Company did not pay out or record operational bonuses related to the above device notes payable.

Subsequent to December 31, 2020, the Company issued an aggregate of 102,080 shares of common stock to various investors for the conversion of $16,000 and $4,416 in principal and accrued interest, respectively.

Loans Payable

On May 4, 2020, under the U.S. Small Business Administration’s Paycheck Protection Program, the Company entered into a note payable with a financial institution for $22,916 at an interest rate of 1% per annum and a maturity date of June 22, 2022. Pursuant to the note, principal and interest payments are deferred for six months, which, at that time the Company may apply for loan forgiveness. If the Company does not apply for loan forgiveness the Company will be required to make monthly payments of $1,299 starting on December 1, 2020. As of December 31, 2020, the Company has not applied for loan forgiveness. All remaining unpaid principal and interest is due and payable at the maturity date. At any time during the term of the note, the note holder may call all remaining amounts owed in full. At December 31, 2020, $22,916 was outstanding.

Legacy Ventures International, Inc.

On September 11, 2017, the Company issued a promissory note (the “Promissory Note”) in favor of Legacy Ventures International, Inc. (“Legacy”) as part of a commercial transaction with Legacy that was never consummated. The Promissory Note was issued in the original principal amount of $500,000, with interest at 4% per annum and a maturity date of December 31, 2017. As of December 31, 2020, this promissory note is in default. The Company recorded $20,000 of interest expense for the years ended December 31, 2020 and 2019. The amount outstanding at December 31, 2020 and 2019, was $500,000.

NOTE 8 - STOCKHOLDERS’ EQUITY

Equity Transactions During the Period

During the year ended December 31, 2019, the Company issued an aggregate of 1,999,192 shares of common stock for a range of $0.20 - $1.25 per share to various investors for cash proceeds of $533,498.

During the year ended December 31, 2019, the Company issued an aggregate of 411,000 shares of common stock with a range of fair values of $0.25 - $0.80 per share to various consultants for services rendered in lieu of cash for a compensation charge of $562,735.

During the year ended December 31, 2019, the company issued an aggregate of 1,456,786 shares of common stock to various note holders for the conversion of debt.

During the year ended December 31, 2019, the Company issued an aggregate of 75,000 shares of common stock with a fair value of $1.00 per share to a note holder as inducement.

During the year ended December 31, 2020, the Company issued an aggregate of 3,470,996 shares of common stock to various investors for cash proceeds of $684,296.

During the year ended December 31, 2020, the Company issued an aggregate of 3,000,000 shares of common stock to various investors in the Company’s JV for cash proceeds of $200,000 pursuant to a certain services agreement. The Company recorded the excess fair value of $550,000 as stock compensation expense.

During the year ended December 31, 2020, the Company issued an aggregate of 4,325,471 shares of common stock with a fair value of $0.25 per share to various consultants for services rendered in lieu of cash for a compensation charge of $1,556,956.

During the year ended December 31, 2020, the company issued an aggregate of 233,273 shares of common stock to various note holders for the conversion of debt.

During the year ended December 31, 2020, the Company issued an aggregate of 325,000 shares of common stock as a result of the exercise of warrants to various investors for cash proceeds of $61,750.

During the year ended December 31, 2019, the Company issued an aggregate of 50,000 shares of common stock with a fair value of $0.25 per share to a note holder as inducement.

Warrants

The issuance of warrants to purchase shares of the Company’s common stock including those attributed to debt issuances are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2019	10,514	$0.50
Granted	3,929,004	0.50
Exercised	-	-
Expired or cancelled	(305,698)	0.50
Outstanding at December 31, 2019	3,633,820	0.50
Granted	639,240	0.50
Exercised	(325,000)	0.50
Expired or cancelled	(2,606,644)	0.50
Outstanding at December 31, 2020	1,341,416	$0.50

The following table summarizes information about options to purchase shares of the Company’s common stock outstanding and exercisable at December 31, 2020:

Range of exercise prices	Outstanding Warrants	Weighted- Average Remaining Life In Years	Weighted- Average Exercise Price	Number Exercisable

$0.50	1,341,416	0.2	0.50	1,341,416
	1,341,416	0.2	$0.50	1,341,416

The compensation expense attributed to the issuance of the warrants, if required to be recognized on the nature of the transaction, was recognized as they vested/earned. These warrants are exercisable up to one year from the date of grant. All are currently exercisable.

Issuances of warrants to purchase shares of the Company’s common stock were as follows:

During the year ended December 31, 2019, the Company issued various warrants for 3,348,710 shares of the Company’s common stock with a range of terms of up to two years and an exercise price of $0.50 per share in connection with exchange agreements with noteholders and cash investors.

During the year ended December 31, 2019, the Company issued various warrants for 380,000 shares of the Company’s common stock to two convertible note holders with a term of twenty-four months after the Company issues a series of private funding and an exercise price of $0.50 per share with exchange agreements with noteholders. As of December 31, 2020, these private placements have not taken place.

During the year ended December 31, 2019, the Company issued various warrants for 200,294 shares of the Company’s common stock with no expiration term and an exercise price of $0.50 per share with exchange agreements with noteholders.

During the year ended December 31, 2020, the Company issued various warrants for 639,240 shares of the Company’s common stock with a range of terms up to seven months and an exercise price of $0.50 per share in connection with exchange agreements with noteholders and cash investors.

As a result of the issuance of these warrants the Company recognized $62,637 and $3,377,366 of stock compensation expense for the years ended December 31, 2020 and 2019, respectively.

Shares To Be Issued

On December 4, 2019, a convertible note holder converted outstanding $4,000 and $760 in principal and interest, respectively, into 19,040 shares of the Company’s common stock. As of December 31, 2019, these shares were not issued. As a result, at December 31, 2019, the Company recorded $4,760 as additional paid in capital on the balance sheets.

During the year ended December 31, 2019, the Company received cash in the aggregate amount of $124,126 from investors for an aggregate amount of 510,000 shares of the Company’s common stock. As of December 31, 2019, these shares were not issued. As of December 31, 2020, 262,000 (not including the 2,954,365 shares to be issued to U.S. Asian as noted in Note 6) of these shares were not issued. As a result, at December 31, 2019, the Company recorded $124,126 as additional paid in capital on the balance sheets.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal Claims

There are no material pending legal proceedings in which the Company or any of its subsidiaries is a party or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of its voting securities, or security holder is a party adverse to us or has a material interest adverse to the Company other than the following:

Sarah Veltz v. Nexalin Technology, Inc. et al.

Plaintiff, Sarah Veltz, filed a lawsuit in this matter on January 20, 2021 in Orange County Superior Court (Case No. 30-2021-01180164-CU-WT-CJC) (the “Complaint”) naming the Company and others as defendants. In her Complaint, Plaintiff contends that she was employed by defendants, including Nexalin, and has not been paid all wages, including overtime wages and other benefits allegedly due her. Plaintiff also contends that, during her employment, she was subjected to sexual harassment by the Company’s then Chief Executive Officer. Plaintiff seeks both compensatory and punitive damages. On March 12, 2021, the Company filed its answer to the Complaint. The court has set a jury trial in this matter for April 24, 2023. Management’s intent is to contest the allegations vigorously and, as of the date of this report, is unable to provide an evaluation of the potential outcome of the litigation within the probable or remote range or to provide an estimate of the amount of or a range of potential loss that might be incurred by the Company. The Company believes its potential exposure to be approximately $50,000 and, as such, has accrued this amount on the consolidated balance sheet at December 31, 2020.

Employment Development Department

The Company is currently engaged in settlement discussions with the Employment Development Department (EDD) of the state of California. This matter involves issues related to our previous management’s classification of certain work provided to or on behalf of our business as contract labor instead of employee labor. The EDD has subpoenaed six years’ worth of information from us and currently is considering levying a $286,000 tax charge against us. We have petitioned for reassessment and believe the hired workers at issue were indeed actual contractors and not employees. All our business in California has been closed and moved out of the state. A settlement with EDD is anticipated within twenty-four months. The Company believes its potential exposure to be approximately $286,000 and, as such, has accrued this amount on the consolidated balance sheet at December 31, 2020.

NOTE 10 – LEASES

With the adoption of ASC 842, operating lease agreements are required to be recognized on the balance sheet as ROU assets and corresponding lease liabilities.

On June 1, 2018, the Company recognized ROU assets and lease liabilities of $129,376. The Company elected to not recognize ROU assets and lease liabilities arising from short-term office leases, leases with initial terms of twelve months or less (deemed immaterial) on the balance sheets. On August 1, 2019, the Company exercised its right to lease an additional 500 square feet of office space. As a result, the Company recorded an additional ROU asset and lease liability of $21,671. During the year ended December 31, 2020, the Company exercised its right to lease an additional 1,000 square feet of office space. As a result, the Company recorded an additional lease liability of $37,047.

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its estimated incremental borrowing rate at June 1, 2018. The weighted average incremental borrowing rate applied was 10%.

The following table presents net lease cost and other supplemental lease information:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Lease cost
Operating lease cost (cost resulting from lease payments)	$43,500	$32,500
Short term lease cost	-	-
Sublease income	-	-
Net lease cost	$43,500	$32,500

Operating lease – operating cash flows (fixed payments)	$-	$-
Operating lease – operating cash flows (liability reduction)	$30,422	$20,559
Non-current leases – right of use assets(1)	$-	$-
Current liabilities – operating lease liabilities	$36,973	$25,102
Non-current liabilities – operating lease liabilities	$89,934	$95,181

(1)     During the years ended December 31, 2020 and 2019 the Company performed impairment analyses on the right of use assets recorded as a result of the office space expansion. The Company concluded that the carrying amount of the right of use asset would not be recoverable due to the Company forecasting that the future undiscounted net cash flow of the Company would not exceed the carrying amount of the right of use asset. As a result, the Company recorded a loss on impairment of right of use asset of $37,047 and $21,670 on its consolidated statement of operations during the years ended December 31, 2020 and 2019.

Future minimum payments under non-cancellable leases for operating leases for the remaining terms of the leases following the year ended December 31, 2020:

Fiscal Year	Operating Leases
2021	$48,000
2022	48,000
2023	48,000
2024	4,000
Total future minimum lease payments	148,000
Amount representing interest	(21,093)
Present value of net future minimum lease payments	$126,907

NOTE 11 – CONCENTRATION OF CREDIT RISK

Cash Deposits

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2020 and 2019, the Company did not have any amounts in excess of the FDIC insured limit.

Revenues

One customer accounted for 41% of revenue for the year ended December 31, 2020.

Two customers accounted for 25% of revenue for the year ended December 31, 2019, as set forth below:

Customer A	15%
Customer B	10%

Accounts Receivable

Four customers accounted for 78% of the accounts receivable as of December 31, 2020, as set forth below:

Customer A	30%
Customer B	18%
Customer C	15%
Customer D	15%

Three customers accounted for 67% of the accounts receivable as of December 31, 2019, as set forth below:

Customer A	30%
Customer B	22%
Customer C	15%

Accounts Payable

Two vendors accounted for 65% of accounts payable as of December 31, 2020, as set forth below:

Vendor A	55%
Vendor B	10%

One vendor accounted for 64% of the accounts payable as of December 31, 2019.

NOTE 12 – INCOME TAXES

The Company identified their federal and Nevada state tax returns as their “major” tax jurisdictions. The periods for income tax returns that are subject to examination for these jurisdictions is 2016 through 2020. The Company believes their income tax filing positions and deductions will be sustained on audit, and they do not anticipate any adjustments that would result in a material change to their financial position. Therefore, no liabilities for uncertain tax positions have been recorded.

At December 31, 2020, the Company had approximately $17,191,410 in net operating loss carry-forwards for federal and state income tax reporting (tax effected) purposes. As a result of the Tax Cuts Job Act 2017 (the “Act”), certain future carry-forwards do not expire. The Company has not performed a formal analysis, but believes its ability to use such net operating losses and tax credit carry-forwards in the future is subject to annual limitations due to change of control provisions under Sections 382 and 383 of the Internal Revenue Code, which will significantly impact its ability to realize these deferred tax assets.

The Company’s net deferred tax assets, liabilities and valuation allowance as of December 31, 2020 and 2019 are summarized as follows:

	Year Ended December 31,
	2020	2019
Deferred tax assets:
Net operating loss carry forwards	$17,990,052	$17,191,410
Valuation allowance	(17,990,052)	(17,191,410)
Net deferred tax assets	$-	$-

We recorded a valuation allowance in the full amount of our net deferred tax assets since realization of such tax benefits has been determined by our management to be less likely than not. The valuation allowance increased $798,642 during the year ended December 31, 2020.

A reconciliation of the statutory federal income tax benefit to actual tax benefit for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Federal statutory blended income tax rates	(21)%	(21)%
State statutory income tax rate, net of federal benefit	(-)	(-)
Change in valuation allowance	26	27
Other	(5)	(6)
Effective tax rate	-%	-%

As of the date of this filing, the Company has not filed its 2020 federal and state corporate income tax returns. The Company expects to file these documents as soon as practicable.

The Act was enacted on December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21% and will require the Company to re-measure certain deferred tax assets and liabilities based on the rates at which they are anticipated to reverse in the future, which is generally 21%. The Company adopted the new rate as it relates to the calculations of deferred tax amounts as of December 22, 2017.

NOTE 13 – SUBSEQUENT EVENTS

Commitments

On February 15, 2021, the Company entered into an employment agreement with Mark White to serve as Chief Executive Officer of the Company for a three-year term. Pursuant to the agreement, Mr. White is entitled to receive $200,000 in annual compensation and is eligible to receive up to $200,000 in cash and stock-based compensation upon achieving certain performance metrics. Should Mr. White receive stock-based bonus compensation he shall be entitled to receive options to purchase up to 20% of the number of shares issued as stock-based bonus compensation. Additionally, pursuant to the agreement, the Company shall issue shares of the Company’s common stock in an amount sufficient for Mr. White to own an aggregate amount of two (2%) percent of the Company’s issued and outstanding shares as of the date effective date of the agreement, or 1,616,526 shares of the Company’s common stock.

On February 15, 2021, the Company entered into an employment agreement with David Owens, MD to serve as Chief Medical Officer of the Company for a three-year term. Pursuant to the agreement, Dr. Owens is entitled to receive $150,000 in annual compensation that is payable to him by the issuance of Company common stock and he is eligible to receive bonus compensation based upon achieving certain performance metrics.

On February 22, 2021, the Company entered into an engagement letter with Maxim Group LLC (“Maxim”), pursuant to which Maxim will act as the exclusive lead managing underwriter and book runner in connection with the Initial Public Offering on a “firm commitment” basis.

In March 2021, the Company entered into an agreement with U.S. Asian pursuant to which U.S. Asian waived and relinquished any rights of protection against dilution afforded to it, provided such dilution results from a transaction that (i) imputes a pre-money valuation to the Company of not less than $7 million, (ii) raises not less than $7 million, and (iii) imputes a post-money valuation to the Company of not less than $25 million. In exchange for the waiver and relinquishment of such rights, the Company will issue shares of the Company’s common stock in an amount sufficient for U.S. Asian (together with its owners) to own an aggregate amount of fifteen (15%) percent of the Company’s issued and outstanding shares of common stock as of the date of issuance.

Issuance of Common Stock

During 2021, the Company issued an aggregate of 210,140 shares of common stock to various note holders for the conversion of $30,000 and $8,625 in principal and accrued interest, respectively.

During 2021, the Company issued an aggregate of 2,763,529 shares of common stock to various investors for cash proceeds of $605,156.

During 2021, the company issued an aggregate of 11,477,921 shares of common stock to various consultants for services provided in lieu of cash for a total of $2,615,154.

During 2021, the Company issued an aggregate of 169,832 shares of common stock to various investors for the exercise of warrants for cash proceeds of $35,966.

Loans Payable

On February 4, 20201, under the U.S. Small Business Administration’s Paycheck Protection Program, the Company entered into a note payable with a financial institution for $22,916 at an interest rate of 1% per annum and a maturity date of February 4, 2026. Pursuant to the note, principal and interest payments are deferred for ten months, which, at any time during the ten months the Company may apply for loan forgiveness.

Management has evaluated subsequent events through to the date these financial statements were issued. Based on their evaluation, no material events, other than what has been disclosed above, have occurred that require disclosure.

NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS

Current Assets:
Cash	$3,07,946	$78,436
Accounts receivable, net	14,295	6,599
Inventory	18,227	22,656
Prepaid expenses	17,271	9,194
Total Current Assets	357,739	116,885

Equipment, net of accumulated depreciation of $1,641,644 and $1,641,395, respectively	1,307	1,576

Total Assets	$359,046	$118,461

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable and accrued expenses (Includes related party of $359,320 and $299,320, respectively)	$1,263,352	$982,779
Lease liability	38,861	36,973
Loan payable - shareholder	42,200	46,800
Note payable	500,000	500,000
Deferred revenue	130,000	-
Total Current Liabilities	1,974,413	1,566,552

Long-term Liabilities:
Lease liability - net of current portion	70,020	89,934
PPP Loan payable	45,832	22,916
Device loan payable	-	24,000
Convertible debt, net of discount of $- and $611, respectively	-	5,389

Total Liabilities	2,090,265	1,708,791

Commitments and Contingencies

Stockholders' Deficit:
Common stock, $0.001 par value; 100,000,000 shares authorized; 88,124,701 and 73,909,279 shares issued and outstanding, respectively	88,125	73,909
Additional paid in capital	66,476,544	62,949,281
Accumulated deficit	(68,295,888)	(64,613,520)

Total Stockholders' Deficit	(1,731,219)	(1,590,330)

Total Liabilities and Stockholders' Deficit	$359,046	$118,461

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended
	June 30, 2021	June 30, 2020

Revenues, net	$64,096	$173,505

Cost of revenue	13,142	10,748

Gross profit	50,954	162,758

Operating expenses:
Professional fees	302,362	99,886
Salaries and benefits	96,525	37,596
Selling, general and administrative	3,297,730	2,174,418
Total operating expenses	3,696,617	2,311,901

Loss from operations	(3,645,663)	(2,149,143)

Other expense:
Interest expense, net	36,705	39,652

Total other expense	36,705	39,652

Net loss	$(3,682,368)	$(2,188,795)

Loss per Common Share - Basic and Diluted	$(0.05)	$(0.03)

Weighted Average Shares Outstanding - Basic and Diluted	79,151,987	65,875,892

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited)

	Common Stock		Additional Paid-in	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit	Deficit

Balance at January 1, 2020	62,718,539	$62,718	$59,967,945	$(61,210,034)	$(1,179,371)

Stock issued for cash	3,672,800	3,673	298,329	-	302,002
Warrants issued to investors	-	-	12,901	-	12,901
Stock compensation	2,760,000	2,760	1,959,262	-	1,962,022
Shares issued for conversion of debt	198,960	199	49,541	-	49,740
Shares issued for exercise of warrants	111,000	111	15,639	-	15,750
Net loss	-	-	-	(2,188,795)	(2,188,795)
Balance as of June 30, 2020	69,461,299	$69,461	$62,303,617	$(63,398,829)	$(1,025,752)

Balance at January 1, 2021	73,909,279	$73,909	$62,949,281	$(64,613,520)	$(1,590,330)

Stock issued for cash	2,757,529	2,758	600,899	-	603,657
Stock compensation	11,077,921	11,078	2,852,152	-	2,863,230
Shares issued for conversion of debt	210,140	210	38,415	-	38,625
Shares issued for exercise of warrants	169,832	170	35,797	-	35,967
Net loss	-	-	-	(3,682,368)	(3,682,368)
Balance as of June 30, 2021	88,124,701	$88,125	$66,476,544	$(68,295,888)	$(1,731,219)

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30, 2021	June 30, 2020
Cash flows from operating activities:
Net Loss	$(3,682,368)	$(2,188,795)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	2,863,230	1,962,022
Warrants issued to investors	-	12,901
Issuance of common stock for inducement of loan payable
Amortization of debt discount	58	1,037
Depreciation	269	203
Changes in operating assets and liabilities:
Accounts receivable	(7,696)	2,395
Prepaid assets	(8,077)	(4,503)
Inventory	4,429	3,434
Accounts payable and accrued expenses	229,751	(31,743)
Accounts payable - related party	60,000	101,901
Deferred revenue	130,000	-
Lease liability	(18,026)	11,997

Net cash used in operating activities	(428,430)	(129,151)

Cash flows from financing activities:
Sale of common stock for cash	603,657	302,002
Proceeds from exercise of warrants	35,967	15,750
Proceeds from PPP loans	22,916	22,916
Payments on loan payable - shareholder	(4,600)	(32,000)
Payments on notes payable - officer	-	(41,667)

Net cash provided by financing activities	657,940	267,001

Net increase in cash and cash equivalents	229,510	137,850

Cash and cash equivalents - beginning of year	78,436	63,427

Cash and cash equivalents - end of year	$307,946	$201,277

Supplemental cash flow information:
Cash paid for:
Interest	$-	$-
Non-cash investing and financing activities:
Conversion of debt and accrued interest into common stock	$38,625	$49,740

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS OPERATIONS

Corporate History

Nexalin Technology, Inc. (“Nexalin,” or the “Company”) was formed on October 19, 2010 as a Nevada corporation. The Company’s principal offices are located at 1776 Yorktown, Suite 550, Houston, Texas 77056.

On September 6, 2019, Neuro-Health International, Inc. (“Neuro-Health”), a Nevada corporation, a wholly-owned subsidiary of the Company, was formed. Neuro-Health had no activity during the years ended December 31, 2019 and 2020.

Business Overview

The Company is a medical device company that licenses and markets a Federal Drug Administration approved non-invasive and drug-free therapy for the treatment of anxiety, depression, and insomnia (the “Nexalin Device” or “Nexalin Therapy” and, collectively, “Nexalin”). The Nexalin Device emits a patented, frequency-based waveform that interacts with the structures of the mid-brain that help to regulate and stabilize neurochemicals. The hypothesis is that Nexalin stimulates the hypothalamus and areas of the brain associated with mood control. The Nexalin device transmits a gentle, undetectable frequency-based waveform that is administered via electrode pads that are placed on the forehead and behind each ear of the patient. The Nexalin Therapy sessions last approximately forty minutes.

NOTE 2 – GOING CONCERN AND LIQUIDITY

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2021, the Company had a significant accumulated deficit of approximately $68,048,000 and working capital deficit of approximately $1,617,000. For the six months ended June 30, 2021, the Company had a loss from operations of approximately $3,398,000 and negative cash flows from operations of approximately $429,000. The Company’s operating activities consume the majority of its cash resources. The Company will continue to promote its services to existing and potential customers, but it anticipates that it will continue to incur operating losses as it executes its development plans through 2021, as well as other potential strategic and business development initiatives. In addition, the Company has had and expects to have negative cash flows from operations, at least into the near future. The Company previously funded these losses primarily through the sale of equity and issuance of convertible notes. The accompanying unaudited consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Management intends to raise significant funds through the Initial Public Offering and contemplates the filing of a Form S-1 with the Securities and Exchange Commission on or about @@, 2021. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in its viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and raise additional funds through the Initial Public Offering or otherwise.

Although no assurances can be given as to the Company’s ability to deliver on its revenue plans or that unforeseen expenses may arise, management believes that the revenue to be generated from operations, together with the potential closing of the Initial Public Offering in the near term, will provide the necessary funding for the Company to continue as a going concern. Management cannot guarantee any such Initial Public Offering will be available on favorable terms. As such, these matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. If adequate funds are not available on acceptable terms, or at all, the Company will need to curtail operations or cease operations.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial information as of and for the six months ended June 30, 2021 and 2020 has been prepared in accordance with GAAP for interim financial information. In the opinion of management, such financial information includes all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the Company’s financial position at such dates and the operating results and cash flows for such periods. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the entire year or for any other subsequent interim period.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to the rules of the U.S. Securities and Exchange Commission (the “SEC”). These unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of Nexalin and its wholly-owned subsidiary Neuro-Health. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transactions, revenue and expenses and disclosure of contingent liabilities at the date of the financial statements. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. As future events and their effects cannot be determined with precision, actual results could differ from these estimates which may cause the Company’s future results to be affected.

Revenue

The Company recognizes revenue when its performance obligations with its customers have been satisfied. At contract inception, the Company determines if the contract is within the scope of ASC Topic 606 and then evaluates the contract using the following five steps: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period.

The Company enters into licensing and treatment fee agreements with its customers for the use of the Nexalin Device in their practices. These agreements generally have terms of one year with automatic renewal if certain requirements are met and amounts due per these agreements are billed monthly. The Company also sells products related to the provision of services.

Revenue Streams

The company derives revenues from its license agreements by charging a monthly licensing fee for the duration of the agreement. The company derives revenues from equipment by selling additional individual nodes to customers for use with the Nexalin Device.

Performance Obligations

Management identified that subsequent licensing revenue has one performance obligation. That performance obligation is satisfied as long as the licensing contract is remains valid and is not terminated. The licensing revenue is invoiced monthly and is recognized at a point in time in which the invoice is sent to the customer.

Management identified that the Company’s equipment revenue has one performance obligation. That performance obligation is satisfied when the electrodes are delivered to the customer. The Company recognizes revenue at a point in time in which the electrodes are delivered to the customer. The Company does not offer a warranty on the electrodes and there have been no returns of equipment during the six months ended June 30, 2021 and 2020.

Practical Expedients

As part of ASC 606, the Company has adopted several practical expedients including:

•

Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component since the Company expects, at contract inception, that the period between when the Company transfers a promised goods or services to the customer and when the customer pays for that service will be one year or less.

•

Unsatisfied Performance Obligations – all performance obligations related to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC Topic 606 and therefore, is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

•

Shipping and Handling Activities – the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

•

Right to invoice - the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date the Company may recognize revenue in the amount to which the entity has a right to invoice.

Disaggregated Revenues

Revenue consists of the following by service offering for the six months ended June 30, 2021:

Licensing Fee	Equipment	Other	Total

$55,938	$7,980	$178	$64,096

Revenue consists of the following by service offering for the six months ended June 30, 2020:

Licensing Fee	Equipment	Other	Total

$55,613	$117,892	$-	$173,505

Contract Modifications

There were no contract modifications during the six months ended June 30, 2021 and 2020. Contract modifications are not routine in the performance of the Company’s contracts.

Deferred Revenue

The Company receives payment for equipment and devices in advance of shipping. The Company recognizes the revenue as being earned upon delivery. Deferred revenue of $130,000 and $- was recognized as of June 30, 2021 and December 31, 2020, respectively.

Deferred revenue activity as of June 30, 2021, is summarized below:

Deferred
Revenue

Outstanding at January 1, 2021	$-
Recognized	130,000
Transferred to revenue	-
Outstanding at June 30, 2021	$130,000

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances, net of allowances for doubtful accounts. The Company periodically assesses its accounts and other receivables for collectability on a specific identification basis. The Company provides for allowances for doubtful receivables based on management’s estimate of uncollectible amounts considering age, collection history, and any other factors considered appropriate. Payments are generally due within 30 days of invoice. The Company writes off accounts receivable against the allowance for doubtful accounts when a balance is determined to be uncollectible. The Company did not record and allowance for doubtful accounts at June 30, 2021 or December 31, 2020.

Inventory

Inventory consists of finished goods stated at the lower of costs or net realizable value with cost determined on a first-in first-out basis. The Company reviews the composition of inventory at each reporting period in order to identify obsolete, slow-moving, quantities in excess of demand, or otherwise non-saleable items. The Company did not record a reserve for obsolete inventory at June 30, 2021 or December 31, 2020.

Equipment

Equipment are recorded at cost. Depreciation is computed using straight-line method over the estimated useful lives of the related assets, generally five years. Expenditures that enhance the useful lives of the assets are capitalized and depreciated.

Maintenance and repairs are charged to expense as incurred. At the time of retirement or other disposition of equipment, the cost and accumulated depreciation will be removed from the accounts and the resulting gain or loss, if any, will be reflected in operations.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then these assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expenses were $27,878 and $4,675 for the six months ended June 30, 2021 and 2020, respectively, and are recorded in selling, general and administrative expenses on the unaudited condensed statement of operations.

Fair Value Measurements

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1:

Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3:

Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The significant unobservable inputs used in the fair value measurement for nonrecurring fair value measurements of long-lived assets include pricing models, discounted cash flow methodologies and similar techniques.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, inventory, accounts payable and accrued expenses, and other current liabilities approximate their fair values using level 3 inputs, based on the short-term maturity of these instruments. The carrying amount of the loans payable approximates the estimated fair value for this financial instrument as management believes that such debt and interest payable on the note approximates the Company’s incremental borrowing rate.

Net Loss per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The dilutive effect, if any, of warrants is calculated using the treasury stock method. All outstanding convertible notes are considered common stock at the beginning of the period or at the time of issuance, if later, pursuant to the if-converted method. Since the effect of common stock equivalents is anti-dilutive with respect to losses, the warrants and shares issuable upon conversion have been excluded from the Company’s computation of net loss per common share for the six months ended June 30, 2021 and 2020. These shares were included in the basic and diluted net loss per common share on the unaudited condensed consolidated statements of operations.

The following table summarizes the securities that would be excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive due to the Company’s net loss position even though the exercise price could be less than the most recent fair value of the common shares:

	Six Months Ended June 30,
	2021	2020

Warrants	816,000	3,855,074
Convertible notes	-	34,000
Total	816,000	3,889,074

Stock-Based Compensation

The Company applies the provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, including employee stock options, in the statements of operations.

For stock options issued to employees and members of the board of directors for their services, the Company estimates the grant date fair value of each option using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised. Due to the Company’s limited history and lack of public market for its common stock, the Company used the average of historical share prices of similar companies within its industry to calculate volatility for use in the Black-Scholes option pricing model.

Pursuant to ASU 2018-07 Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, the Company accounts for stock options issued to non-employees for their services in accordance with ASC 718. The Company uses valuation methods and assumptions to value the stock options that are in line with the process for valuing employee stock options noted above.

Research and Development

All research and development costs are charged to operations as incurred.

Leases

In accordance with ASC 842, Leases, the Company recognized a right-of-use (“ROU”) asset and corresponding lease liability on its balance sheets for its office space lease agreement. See Note 10 for further discussion, including the impact on the Company’s unaudited condensed consolidated financial statements and related disclosures.

ROU assets include any prepaid lease payments and exclude any lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option.

Leases in which the Company is the lessee are comprised of office rental. All of the leases are classified as operating leases. The Company has a lease agreement for office space with a remaining term of 2.58 years as of June 30, 2021.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company utilizes ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax assets will not be realized.

For uncertain tax positions that meet a “more likely than not” threshold, the Company recognizes the benefit of uncertain tax positions in the financial statements. The Company’s practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the statements of operations.

Recent Accounting Pronouncements

In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements.

In March 2021, the FASB issued ASU 2021-03, Intangibles – Goodwill and Other (Topic 350) (“ASU 2021-03”) which requires an entity to identify and evaluate goodwill impairment triggering events when they occur to determine whether it is more likely than not that the fair value of a reporting unit (or entity, if the entity has elected the accounting alternative for amortizing goodwill and chosen that option) is less than its carrying amount. If an entity determines that it is more likely than not that the goodwill is impaired, it must test goodwill for impairment using the triggering event date as the measurement date. An entity is required to disclose the amount assigned to goodwill in total and by major business combination, or by reorganization event resulting in fresh-start-start reporting. Also, the weighted average amortization period in total and the amortization period by major business combination, or by reorganization event resulting in fresh-start reporting. ASU 2021-03 was effective for the Company on January 1, 2021 and did not have a significant impact on its unaudited condensed consolidated financial statement.

In May 2021, the FASB issued ASU 2021-04 “Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation— Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815- 40) Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options” which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. An entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as follows: i) for a modification or an exchange that is a part of or directly related to a modification or an exchange of an existing debt instrument or line-of-credit or revolving-debt arrangements (hereinafter, referred to as a “debt” or “debt instrument”), as the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it is modified or exchanged; ii) for all other modifications or exchanges, as the excess, if any, of the fair value of the modified or exchanged written call option over the fair value of that written call option immediately before it is modified or exchanged. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of this standard on its unaudited condensed consolidated financial statements

All other newly issued but not yet effective accounting pronouncements have been deemed to be not applicable or immaterial to the Company.

NOTE 4 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following amounts:

	June 30, 2021	December 31, 2020

Accounts payable	$713,153	$461,161
Accrued interest	192,537	171,285
Accrued settlements	336,000	336,000
Accrued expenses	21,664	14,333
	$1,263,354	$982,779

NOTE 5 – NON-CONSOLIDATED JOINT VENURE AND RELATED PARTY TRANSACTIONS

Joint Venture

On September 21, 2018, the Company entered into a joint venture agreement (the “JV Agreement”) with Wider Come Limited, a China company (“Wider”) for the purpose of marketing, sale and distribution of the Company’s proprietary devices for the treatment of (i) anxiety, depression and insomnia (“AD&I”) and (ii) Alzheimer’s and dementia (“A&D”) in the applicable territories. Each of the parties to the joint venture holds a 50% interest in the equity, profits and losses, shareholder voting, management control and rights to use production capacity of the facility. The Company will provide a global exclusive technology license for A&D treatment to the JV and Wider will contribute $5,000,000 in funding for the design and execution of Company approved clinical studies. In addition, Wider will receive a one-eighth equity position in the company. The Company will also provide the Joint Venture (the “JV”) with a license for exclusive distribution of its technology for the treatment of AD&I in the applicable territories. The JV is controlled by an equally represented Board of Directors in which neither entity has sole decision-making ability over day-to-day or significant operational decisions. As of the issuance date of these unaudited condensed consolidated financial statements the $5,000,000 has not been funded.

On May 22, 2019, the Company entered into a supplementary agreement for the JV Agreement (the "Supplementary Agreement"). Pursuant to the Supplementary Agreement, Wider was to fund the JV within thirty days of execution of the JV Agreement with $600,000 in cash to be used for clinical trials in China. Within thirty days of the funding the Company is to issue 5% of the Company in non-diluted common stock to Wider’s shareholders. As of the issuance date of these unaudited condensed consolidated financial statements the $600,000 has not been funded.

On April 6, 2020, the Company entered into a three-year service agreement with Wider, pursuant to which Wider will perform clinical trials associated with the formation of the JV. In consideration, the Company and certain designated Wider shareholders have entered into stock issuance agreements for the issuance of 9,000,000 shares of the Company’s common stock, as a result of the Supplementary Agreement, and simultaneously with the execution of this service agreement, Wider shall contribute $200,000 to the Company. As of December 31, 2020, the Company has issued 3,000,000 shares to the designated shareholders. The fair value of the 3,000,000 shares issued (less the contributed $200,000 in cash) resulted in a charge to stock-based compensation of $550,000 and is recorded in selling, general and administrative expenses on the statement of operations. The remaining 6,000,000 shares, which are being held in escrow, will be issued in the following schedule upon Wider’s successful completion of the following milestones (i) 50% upon successful completion of the fourth of four clinical trials pursuant to the terms and conditions of the service agreements and (ii) 50% upon all four trials being published in international medical journals satisfactory to the Company.

U.S. Asian Consulting Group, LLC

On May 9, 2018, the Company entered into a five-year consulting agreement with U.S. Asian Consulting Group, LLC (“U.S. Asian”). The two members of U.S. Asian are shareholders in the Company. Pursuant to the consulting agreement, U.S. Asian will provide consulting services to the Company with regards to, among other things, corporate development and financing arrangements. The Company is to pay U.S. Asian $10,000 per month for services rendered and, on October 24, 2018, the Company issued 4,995,000 shares of the Company’s common stock to U.S. Asian. The Company recorded consulting expenses related to the consulting agreement of $60,000 for the six months ended June 30, 2021 and 2020, respectively, on the Company’s unaudited condensed consolidated statements of operations. At June 30, 2021 and December 31, 2020, U.S. Asian was owed $359,320 and $299,320, respectively, for accrued and unpaid services.

Pursuant to the consulting agreement, U.S Asian’s shares in the Company consist of an anti-dilution provision whereas U.S. Asian’s security holdings, during the term of the consulting agreement, shall remain at 10% of the Company’s total number of issued and outstanding shares of the Company’s common stock, on a fully diluted basis. In March 2021, the Company entered into an agreement with U.S. Asian pursuant to which U.S. Asian waived and relinquished any rights of protection against dilution afforded to it, provided such dilution results from a transaction that (i) imputes a pre-money valuation to the Company of not less than $7 million, (ii) raises not less than $7 million, and (iii) imputes a post-money valuation to the Company of not less than $25 million. In exchange for the waiver and relinquishment of such rights, the Company will issue shares of the Company’s common stock in an amount sufficient for U.S. Asian (together with its owners) to own an aggregate amount of fifteen (15%) percent of the Company’s issued and outstanding shares of common stock as of the date of issuance. On June 22, 2021, the Company issued 6,091,395 shares of common stock in satisfaction of the waiver (See Note 7).

Common Stock Issuances

On February 15, 2021, pursuant to his employment agreement the Company issued 1,616,526 shares of common stock to Mark White at a fair value of $0.20 per share (see Note 8).

Promissory Notes

On October 19, 2018, the Company issued an on demand promissory note payable with the Company’s Chairman of the Board for $10,000 with interest to begin accruing on January 1, 2020 at 5% per annum. Total interest expense on this note was $370 for the six months ended June 30, 2021 and 2020, respectively.

On October 25, 2018, the Company entered in a promissory note payable with an accredited investor for $50,000 due on October 25, 2019. Pursuant to the note, the maturity date was extended to October 25, 2020. The bears interest at 100% per annum and the note holder was issued shares of the Company’s common stock in lieu of interest. Total interest expense related to this note was $25,000 for the six months ended June 30, 2021 and 2020, respectively. On October 7, 2020, the Company entered into a Letter of Agreement Addendum with the note holder, whereas the Company agreed to make ten monthly principal payments beginning November 1, 2020 with the full principal amount to be paid in full by August 31, 2021. In addition, if the full principal amount is not paid in full by August 31, 2021 the Company will issue an additional 50,000 shares of common stock to the noteholder. During the six months ended June 30, 2021, the Company paid $4,600, in cash towards the outstanding principal. The amount outstanding at June 30, 2021 and December 31, 2020, was $32,200 and $36,800, respectively.

NOTE 6 – CONVERTIBLE NOTES AND LOANS PAYABLE

Convertible Notes Payable

As of December 31, 2020, convertible notes consist of the following amounts:

December 31, 2020

12% Convertible note payable, due November 3, 2023	$5,000
12% Convertible note payable, due February 4, 2024	1,000
Total convertible notes payable	6,000
Debt discounts, unamortized	(611)
Total convertible notes payable	$5,389

Total amortization expense was $81 and $674 for the six months ended June 30, 2021 and 2020, respectively.

During the six months ended June 30, 2021, the Company issued an aggregate of 40,000 shares of common stock to various investors for the conversion of $6,000 and $2,000 in principal and accrued interest, respectively. There are no convertible notes outstanding at June 30, 2021.

Device Loans Payable

As of December 31, 2020, device loans payable consist of the following amounts:

December 31, 2020
8% Notes payable, due April 22, 2023	$16,000
8% Note payable, due April 23, 2023	8,000
Total device notes payable	$24,000

At various dates during the six months ended June 30, 2021, the Company and the note holders settled the individual device notes in shares of the Company’s common stock at a price range of $0.15 to $0.25 per share, resulting in $24,000 in outstanding principal and $6,625 in accrued interest being converted into an aggregate of 170,140 shares of the Company’s common stock. Total interest expense for the above notes was approximately $7,527 and $15,054 for the six months ended June 30, 2021 and 2020, respectively.

The device notes contain an operational bonus provisions, pursuant to which, until the individual device note is paid in full, the noteholder will receive 10% of the income from the noteholders device location that is paid to the Company for the usage of that specific device. For the six months ended June 30, 2021 and 2020, the Company did not pay out or record operational bonuses related to the above device notes payable.

During the six months ended June 30, 2021, the Company issued 170,140 shares of common stock to a note holder for the conversion of $24,000 and $6,625 in principal and accrued interest, respectively. There are no device loans outstanding at June 30, 2021.

Loans Payable

On May 4, 2020, under the U.S. Small Business Administration’s Paycheck Protection Program, the Company entered into a note payable with a financial institution for $22,916 at an interest rate of 1% per annum and a maturity date of June 22, 2022. Pursuant to the note, principal and interest payments are deferred for six months, which, at that time the Company may apply for loan forgiveness. If the Company does not apply for loan forgiveness the Company will be required to make monthly payments of $1,299 starting on December 1, 2020. On June 9, 2021, the Company applied for loan forgiveness. As of the issuance date of these unaudited condensed consolidated financial statements the Company has not received a response regarding its loan forgiveness application. At June 30, 2021, $22,916 was outstanding.

On February 4, 2021, under the U.S. Small Business Administration’s Paycheck Protection Program, the Company entered into a note payable with a financial institution for $22,916 at an interest rate of 1% per annum and a maturity date of February 4, 2026. Pursuant to the note, principal and interest payments are deferred for ten months, which, at any time during the ten months the Company may apply for loan forgiveness. If the Company does not apply for loan forgiveness the Company will be required to make monthly payments of $458 starting on December 1, 2021. On June 9, 2021, the Company applied for loan forgiveness. As of the issuance date of these unaudited condensed consolidated financial statements the Company has not received a response regarding its loan forgiveness application. At June 30, 2021, $22,916 was outstanding.

Legacy Ventures International, Inc.

On September 11, 2017, the Company issued a promissory note (the “Promissory Note”) in favor of Legacy Ventures International, Inc. (“Legacy”) as part of a commercial transaction with Legacy that was never consummated. The Promissory Note was issued in the original principal amount of $500,000, with interest at 4% per annum and a maturity date of December 31, 2017. As of June 30, 2021, this promissory note is in default. The Company recorded $3,334 of interest expense for the six months ended June 30, 2021 and 2020. The amount outstanding at June 30, 2021 and December 31, 2020, was $500,000, respectively.

NOTE 7 - STOCKHOLDERS’ DEFICIT

Issuance of Common Stock

During the six months ended June 30, 2020, the Company issued an aggregate of 3,672,800 shares of common stock to various investors for cash proceeds of $302,002.

During the six months ended June 30, 2020, the Company issued an aggregate of 2,760,000 shares of common stock with a fair value of $0.25 per share to various consultants for services rendered in lieu of cash for a compensation charge of $1,962,022.

During the six months ended June 30, 2020, the company issued an aggregate of 198,960 shares of common stock to various note holders for the conversion of debt.

During the six months ended June 30, 2020, the company issued an aggregate of 111,000 shares of common stock to various investors for the conversion of warrants.

During the six months ended June 30, 2021, the Company issued an aggregate of 2,757,529 shares of common stock to various investors for cash proceeds of $603,657.

During the six months ended June 30, 2021, the Company issued an aggregate of 11,077,921 shares of common stock with a fair value of $0.25 per share to various consultants for services rendered in lieu of cash for a compensation charge of $2,863,230.

During the six months ended June 30, 2021, the company issued an aggregate of 210,140 shares of common stock to various note holders for the conversion of debt.

During the six months ended June 30, 2021, the company issued an aggregate of 169,832 shares of common stock to various investors for the conversion of warrants.

Warrants

The issuance of warrants to purchase shares of the Company’s common stock including those attributed to debt issuances are summarized as follows:

		Weighted
		Average
	Shares	Exercise Price
Outstanding at January 1, 2021	1,341,416	$0.50
Exercised	(169,832)	0.50
Expired or cancelled	(355,584)	0.50
Outstanding at June 30, 2021	816,000	$0.50

The following table summarizes information about options to purchase shares of the Company’s common stock outstanding and exercisable at June 30, 2021:

		Weighted-	Weighted-
		Average	Average
Range of	Outstanding	Remaining Life	Exercise	Number
exercise prices	Warrants	In Years	Price	Exercisable

$0.50	816,000	0.15	0.50	816,000
	816,000	0.15	$0.50	816,000

The compensation expense attributed to the issuance of the warrants, if required to be recognized on the nature of the transaction, was recognized as they vested/earned. These warrants are exercisable up to one year from the date of grant. All are currently exercisable.

Issuances of warrants to purchase shares of the Company’s common stock were as follows:

The Company did not issue any warrants during the six months ended June 30, 2021.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Employment Agreements

On February 15, 2021, the Company entered into an employment agreement with Mark White to serve as Chief Executive Officer of the Company for a three-year term. Pursuant to the agreement, Mr. White is entitled to receive $200,000 in annual compensation and is eligible to receive up to $200,000 in cash and stock-based compensation upon achieving certain performance metrics. Should Mr. White receive stock-based bonus compensation he shall be entitled to receive options to purchase up to 20% of the number of shares issued as stock-based bonus compensation. Additionally, pursuant to the agreement, on February 15, 2021, the Company issued shares of the Company’s common stock in an amount sufficient for Mr. White to own an aggregate amount of two (2%) percent of the Company’s issued and outstanding shares as of the date effective date of the agreement, or 1,616,526 shares of the Company’s common stock.

On February 15, 2021, the Company entered into an employment agreement with David Owens, MD to serve as Chief Medical Officer of the Company for a three-year term. Pursuant to the agreement, Dr. Owens is entitled to receive $150,000 in annual compensation that is payable to him by the issuance of Company common stock and he is eligible to receive bonus compensation based upon achieving certain performance metrics.

Legal Claims

There are no material pending legal proceedings in which the Company or any of its subsidiaries is a party or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of its voting securities, or security holder is a party adverse to us or has a material interest adverse to the Company other than the following:

Sarah Veltz v. Nexalin Technology, Inc. et al.

Plaintiff, Sarah Veltz, filed a lawsuit in this matter on January 20, 2021 in Orange County Superior Court (Case No. 30-2021-01180164-CU-WT-CJC) (the “Complaint”) naming the Company and others as defendants. In her Complaint, Plaintiff contends that she was employed by defendants, including Nexalin, and has not been paid all wages, including overtime wages and other benefits allegedly due her. Plaintiff also contends that, during her employment, she was subjected to sexual harassment by the Company’s then Chief Executive Officer. Plaintiff seeks both compensatory and punitive damages. On March 12, 2021, the Company filed its answer to the Complaint. The court has set a jury trial in this matter for April 24, 2023. Management’s intent is to contest the allegations vigorously and, as of the date of this report, is unable to provide an evaluation of the potential outcome of the litigation within the probable or remote range or to provide an estimate of the amount of or a range of potential loss that might be incurred by the Company.

Employment Development Department

The Company is currently engaged in settlement discussions with the Employment Development Department (EDD) of the state of California. This matter involves issues related to our previous management’s classification of certain work provided to or on behalf of our business as contract labor instead of employee labor. The EDD has subpoenaed six years’ worth of information from us and currently is considering levying a $286,000 tax charge against us. We have petitioned for reassessment and believe the hired workers at issue were indeed actual contractors and not employees. All our business in California has been closed and moved out of the state. A settlement with EDD is anticipated within eighteen months. The Company believes its potential exposure to be approximately $286,000 and, as such, has accrued this amount on the unaudited consolidated balance sheet at June 30, 2021.

NOTE 9 – LEASES

With the adoption of ASC 842, operating lease agreements are required to be recognized on the balance sheet as ROU assets and corresponding lease liabilities.

The Company is party to a lease for 3,500 square feet of space in Houston, Texas (the “Houston Lease”) with respect to its corporate operations. The Houston Lease is scheduled to expire on January 1, 2024 and provides for an annual base rental of $48,000.

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its estimated incremental borrowing rate at June 1, 2018. The weighted average incremental borrowing rate applied was 10%.

The following table presents net lease cost and other supplemental lease information:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Lease cost
Operating lease cost (cost resulting from lease payments)	$24,000	$19,500
Net lease cost	$24,000	$19,500

Operating lease – operating cash flows (fixed payments)	$24,000	$19,500
Operating lease – operating cash flows (liability reduction)	$18,027	$13,270
Current liabilities – operating lease liabilities	$38,861	$35,177
Non-current liabilities – operating lease liabilities	$70,020	$108,881

Future minimum payments under non-cancelable leases for operating leases for the remaining terms of the leases following the six months ended June 30, 2021:

Fiscal Year	Operating Leases
2021 (excluding the six months ended June 30, 2021)	$24,000
2022	48,000
2023	48,000
2024	4,000
Total future minimum lease payments	124,000
Amount representing interest	(15,119)
Present value of net future minimum lease payments	$108,881

NOTE 10 – CONCENTRATION OF CREDIT RISK

Cash Deposits

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2021 and December 31, 2020, the Company had $57,946 and $- in excess of the FDIC insured limit.

Revenues

Six customers accounted for 65% of revenue for the six months ended June 30, 2021, as set forth below:

Customer A	13%
Customer B	11%
Customer C	11%
Customer D	10%
Customer E	10%
Customer F	10%

Two customers accounted for 67% of revenue for the six months ended June 30, 2020, as set forth below:

Customer A	57%
Customer B	10%

Accounts Receivable

Two customers accounted for 63% of the accounts receivable as of June 30, 2021, as set forth below:

Customer A	42%
Customer B	21%

Four customers accounted for 78% of the accounts receivable as of December 31, 2020, as set forth below:

Customer A	30%
Customer B	18%
Customer C	15%
Customer D	15%

Accounts Payable

Four vendors accounted for 86% of accounts payable as of June 30, 2021, as set forth below:

Vendor A	31%
Vendor B	29%
Vendor C	15%
Vendor D	10%

Three vendors accounted for 74% of the accounts payable as of December 31, 2020, as set forth below:

Vendor A	55%
Vendor B	10%

NOTE 11 – SUBSEQUENT EVENTS

Subsequent to June 30, 2021, the Company issued 376,000 shares of common stock for cash proceeds of $93,750.

Subsequent to June 30, 2021, the Company issued 1,629,219 shares of common stock, with a fair value of $0.25 per share, to various consultants for services rendered to the Company in lieu of cash paid.

NEXALIN TECHNOLOGY, INC.

[*]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the shares of common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The Nasdaq Capital Market, or Nasdaq, initial listing fee.

Amount to be Paid
SEC registration fee	$
FINRA filing fee
The Nasdaq listing fee
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

_______________________________

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•

any breach of the director’s duty of loyalty to us or our stockholders;

•

any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•

any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•

any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•

we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•

the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation, to be attached as Exhibit 3.2, and our amended and restated bylaws, to be attached as Exhibit 3.3, provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter, into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors who sign this Registration Statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Issuances of Share Capital

The following list sets forth information regarding all unregistered securities sold by us for the years ended December 31 2019 and 2020 and through the date of the prospectus that forms a part of this registration statement. Pursuant to our corporate reorganization, all shares issued in connection with the transactions discussed below have been exchanged for the same number and classes of newly issued shares of common stock of Nexalin Technology, Inc. See “Corporate Reorganization.”

The offers, sales and issuances of the securities described in the paragraphs above were exempt from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act. The recipients represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The recipients also represented to us that they were accredited investors as defined in Rule 501 promulgated under the Securities Act.

During the year ended December 31, 2019, the Company issued an aggregate of 1,999,192 shares of common stock for a range of $0.20 - $1.25 per share to various investors for cash proceeds of $662,384.

During the year ended December 31, 2019, the Company issued an aggregate of 411,000 shares of common stock with a range of fair values of $0.25 - $0.80 per share to various consultants for services rendered in lieu of cash for a compensation charge of $562,735.

During the year ended December 31, 2019, the company issued an aggregate of 1,456,786 shares of common stock to various note holders for the conversion of debt.

During the year ended December 31, 2019, the Company issued an aggregate of 75,000 shares of common stock with a fair value of $1.00 per share to a note holder as inducement.

During the year ended December 31, 2020, the Company issued an aggregate of 3,256,996 shares of common stock to various investors for cash proceeds of $684,082.

During the year ended December 31, 2020, the Company issued an aggregate of 3,000,000 shares of common stock to various investors in the Company’s JV for cash proceeds of $200,000 pursuant to a certain services agreement. The Company recorded the excess fair value of $550,000 as stock compensation expense.

During the year ended December 31, 2020, the Company issued an aggregate of 4,325,471 shares of common stock with a fair value of $0.25 per share to various consultants for services rendered in lieu of cash for a compensation charge of $1,409,524.

During the year ended December 31, 2020, the company issued an aggregate of 233,273 shares of common stock to various note holders for the conversion of debt.

During the year ended December 31, 2020, the Company issued an aggregate of 325,000 shares of common stock as a result of the exercise of warrants to various investors for cash proceeds of $61,750.

During the year ended December 31, 2020, the Company issued an aggregate of 50,000 shares of common stock with a fair value of $0.25 per share to a note holder as inducement.

During the nine months ended September 30, 2021, the Company issued an aggregate of 3,133,529 shares of common stock to various investors for cash proceeds of $697,407.

During the nine months ended September 30, 2021, the Company issued an aggregate of 12,707,140 shares of common stock with a fair value of $0.25 per share to various consultants for services rendered in lieu of cash for a compensation charge of $3,270,535.

During the nine months ended September 30, 2021, the Company issued an aggregate of 210,140 shares of common stock with a fair value of $0.25 per share to various note holders for the conversion of debt.

During the nine months ended September 30, 2021, the Company issued an aggregate of 169,832 shares of common stock as a result of the exercise of warrants to various investors for cash proceeds of $35,967.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit
Number		Description of Document

1.1	*	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering

3.3	*	Amended and Restated Bylaws, currently in effect.

3.4	*	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering.

Exhibit
Number		Description of Document

4.1	*	Form of Specimen stock certificate evidencing shares of common stock.

4.2	*	Registration Rights Agreement, to be in effect upon the completion of this offering.

5.1	*	Opinion of Warshaw Burstein, LLP as to legality.

Exhibit
Number		Description of Document

10.1		Joint Venture Agreement between the Company and Wider Limited, and Supplement thereto.

10.2		Employment Agreement between the Company and Mark White.

10.3		Agreement between the Company and David Owens, M.D.

10.4		Quality Assurance Agreement between the Company and Apical Instruments.

23.1	*	Consent of Friedman LLP, independent registered public accounting firm.

23.2	*	Consent of Warshaw Burstein, LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page to this registration statement).

_______________________________
*	To be submitted by amendment.

+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

No financial statement schedules have been submitted because they are not required or are not applicable or because the information required is included in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

If we fail to develop and successfully commercialize other current and future products, our business and future prospects may be harmed and our business will be more vulnerable to any problems that we encounter in developing and commercializing our products.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 1st day of November, 2021.

NEXALIN TECHNOLOGY, INC.

By:	/s/ MARK WHITE
Mark White
President and Chief Executive Officer

KNOWN ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints ___________________________, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/	Mark White
Mark White
President and Chief Executive Officer

By:	/s/	David Owens
David Owens
Chief Medical Officer

By:	/s/	[•]
[•]
Chief Financial Officer

By:	/s/	Alan Kazden
Alan Kazden

By:	/s/	Ben V. Hu
Ben V. Hu

By:	/s/	Rick Morad
Rick Morad
Chairman of the Board